11/14

08018524

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aquarius Platinum

*CURRENT ADDRESS

BEST AVAILABLE COPY

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 20 2006
THOMSON FINANCIAL

FILE NO. 82- 05097 FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 11/16/06

AR/S
6-30-06



ANNUAL REPORT 2006

AQUARIUS
PLATINUM LIMITED

CORPORATE PROFILE

Aquarius Platinum Limited (Aquarius) is a focused platinum group metals (PGMs) producer, with operations on both the eastern and western limbs of southern Africa's renowned PGM-bearing mineral zone, the Bushveld Complex, as well as on the Great Dyke in Zimbabwe. Aquarius' attributable PGM production in the 2006 financial year was 447,693 PGM ounces.

In South Africa, Aquarius' primary assets are operated through Aquarius Platinum (South Africa) (Proprietary) Limited (AQPSA). These assets are the successful Kroondal mine, the much improved and ramping-up Marikana operation and the Everest mine, where production began ahead of schedule in December 2005. Through Aquarius' wholly-owned subsidiary Aquarius Platinum (South Africa) (Corporate Services) (Pty) Limited (ASACS), the Group holds a 50% stake in a Chromite Tailings Retreatment Project (CTRP) adjacent to the Kroondal mine.

In Zimbabwe, Aquarius' interest in Mimosa, one of the lowest cost producers in the PGM industry, is held through a 50% stake in Mimosa Investments Limited.

Aquarius' shares are listed on the Australian Stock Exchange (ASX), the main board of the London Stock Exchange (LSE) and the JSE Limited (JSE).

2006 HIGHLIGHTS

AQUARIUS PLATINUM LIMITED

- Net profit increases 309% to $85.6 million.
- Full year dividend increases three-fold to 24 cents per share.
- Attributable production reaches record levels of 447,693 PGM oz for the year.
- Strong increase in production at Kroondal.
- P&SA completed at Marikana.
- Everest mine delivers production ahead of schedule in December 2005.
- Mimosa Wedza IV expansion completed, ramping up into 2007.

R/$ EXCHANGE RATE



7.00
6.00
5.00
Rand
July 04
Sep 04
Dec 04
Mar 05
Jun 05
Sep 05

PGM BASKET PRICE



1,000
900
800
700
600
500
400
300
$ per ounce
6,000
5,500
5,000
4,500
4,000
R per ounce
July 04
Sep 04
Dec 04
Mar 05
Jun 05
Sep 05
$/oz
R/oz

GROUP ATTRIBUTABLE PRODUCTION



500
400
300
200
100
0
PGM ozs (000s)
FY2002
FY2003
FY2004
FY2005
FY2006
Kroondal (attributable)
Marikana
Mimosa (attributable)
CTRP
Everest

OPERATIONS AT A GLANCE 2006

OPERATION	CONTRIBUTION TO REVENUE	KEY FEATURES	METAL IN CONCENTRATE PRODUCED (PGMs) 4E (FY2006)

KROONDAL





● Kroondal		49%
Cash costs (4E per oz)	R2,565/PGM oz	$403/PGM oz
Capex (100%)	R132.4m	$20.8m

Tons mined/milled (million)	6.0
Average grade	2.89 g/t

Total production – metal in concentrate (ounces)

Platinum	262,263
Palladium	128,318
Rhodium	46,663
Gold	2,201
Total PGM* (4E)	439,445



o Pt	59.7%
● Pd	29.2%
Rh	10.6%
● Au	0.5%

MARIKANA





● Marikana		12%
Cash costs (4E per oz)	R4,980/PGM oz	$782/PGM oz
Capex (100%)	R89.8m	$14.1m

Tons mined/milled (million)	1.3
Average grade	3.20 g/t

Total production – metal in concentrate (ounces)

Platinum	52,757
Palladium	24,461
Rhodium	8,023
Gold	671
Total PGM* (4E)	85,912



o Pt	61.4%
● Pd	28.5%
Rh	9.3%
● Au	0.8%

EVEREST





● Everest		22%
Cash costs (4E per oz)	R2,390/PGM oz	$375/PGM oz
Capex (100%)	R399.1m	$62.6m

Tons mined/milled (million)	1.5
Average grade	3.04 g/t

Total production – metal in concentrate (ounces)

Platinum	56,118
Palladium	32,108
Rhodium	7,821
Gold	984
Total PGM* (4E)	97,031



o Pt	57.8%
● Pd	33.1%
Rh	8.1%
● Au	1.0%

MIMOSA





● Mimosa		16%
Cash costs (4E per oz)		$336/PGM oz
Capex (100%)		$18.5m

Tons mined/milled (million)	1.7
Average grade	3.71 g/t

Total production – metal in concentrate (ounces)

Platinum	72,232
Palladium	54,722
Rhodium	5,577
Gold	9,876
Total PGM* (4E)	142,407



o Pt	50.7%
● Pd	38.4%
Rh	3.9%
● Au	7.0%

CTRP





● CTRP		1%
Costs (4E per oz)	R2,507/PGM oz	$394/PGM oz
Capex (100%)	R1m	$0.2m

Tons mined/milled (million)	0.162
Average grade	3.21 g/t

Total production – metal in concentrate (ounces)

Platinum	3,799
Palladium	1,378
Rhodium	1,044
Gold	13
Total PGM* (4E)	6,234



o Pt	49.2%
● Pd	38.2%
Rh	4.2%
● Au	8.4%

DESCRIPTION **LOCATION**

Aquarius' flagship operation, Kroondal Mine, is on the western limb of the Bushveld Complex, near Rustenburg in South Africa's North West Province. AQPSA entered into a Pool and Share Agreement (P&SA1) with Anglo Platinum in 2003, effectively extending Kroondal's mine life to 2017. In terms of P&SA1, the companies "pooled" their assets, allowing for joint exploration of resources and use of infrastructure on the basis of a 50:50 split of the resulting production and financial outcomes.

The operation comprises three decline sections: the Central, East and No. 3 shafts. The construction of a fourth shaft began in January 2005. The new No. 4 decline was established and, as part of a boundary adjustment with the Marikana P&SA, exchanged for the RPM Townlands Block as of 22 December 2005.


Western Limb
N
Marikana Mine
Rustenburg
Pretoria
Kroondal Mine
CTRP
Johannesburg

Marikana Mine is eight kilometres away from the Kroondal mine, on the Bushveld Complex's western limb. Marikana is an open pit and underground mining operation. A concentrator plant processes the mined material.

In July 2005, the company announced that AQPSA had entered into a second Pool and Share Agreement with Anglo Platinum (P&SA2). This was completed in October 2005 and retrospectively implemented to September 2005. The construction of the DMS plant is progressing on schedule with R81.3 million expansion capex having been spent to date (Aquarius share: 50%). Production from No. 4 shaft – transferred from Kroondal – started in January 2006. Marikana's concentrate is smelted, refined and marketed by Impala Refining Services (IRS). Concentrate from the mineral resources contributed to the P&SA2 by Anglo Platinum will be smelted, refined and marketed by Anglo Platinum.


Western Limb
N
Marikana Mine
Rustenburg
Pretoria
Kroondal Mine
CTRP
Johannesburg

Everest Mine is on the eastern limb of the Bushveld Complex in South Africa's Mpumalanga Province near the town of Lydenburg.

The mine comprises a decline shaft and an opencast operation, mining the UG2 reef. A concentrator plant processes the mined material.

Everest concentrate is processed and refined by IRS in terms of an offtake agreement.

Everest was completed ahead of schedule and below budget.


Eastern Limb
N
Lydenburg
Everest
Middelburg

Mimosa Mine lies on the Wedza geological complex on Zimbabwe's Great Dyke. The operation comprises a shallow underground mine accessed by a decline shaft, and a concentrator plant.

The operation is managed by Mimosa Investments Limited and is overseen by Aquarius and its joint venture partner, Impala Platinum Holdings Limited (Implats).

Mimosa's concentrate is processed and refined by IRS in terms of an offtake agreement.


N
Harare
ZIMBABWE
Bulawayo
Mimosa

The Chromite Tailings Retreatment Plant (CTRP), was commissioned in January 2005, 12 months after construction began in January 2004.

The plant, adjacent to the Kroondal mine, treats old dumps and tailings streams obtained from the beneficiation process used at neighbouring chromite mines. The plant helps clean up chrome dumps on the Kroondal property. The CTRP, jointly owned by Aquarius (50%), Ivanhoe Platinum and Nickel (25%) and Sylvania South Africa (25%), is managed by AQPSA.


Western Limb
N
Marikana
Rustenburg
Pretoria
Kroondal
CTRP
Johannesburg

AQUARIUS LOCATION


Aquarius Platinum Ltd
(Registered Office)
JSE: AQP.
AQPSA
ASX: AQP.AX
Aquarius Platinum
Corporate Services Pty Ltd


ZIMBABWE
Mimosa
Kroondal
Marikana
Everest
CTRP
SOUTH AFRICA

CHAIRMAN'S LETTER

AQUARIUS PLATINUM LIMITED

Dear Shareholders,

Over the last ten years, from a very small start, Aquarius has broken down the barriers to entry into a tightly managed industry. Against the odds and most peoples' expectations, your company has established itself as the world's fourth largest primary platinum producer.

At the beginning of our 2006 year, Aquarius was well positioned for growth and the further creation of shareholder value.

At Kroondal and Marikana, arrangements to pool and share assets with Anglo Platinum have resulted in increased current production, reduced unit costs and increased the life of mines at Kroondal and Marikana.

Our decision to comply with Black Economic Empowerment legislation well ahead of time limits and the resulting finance obtained enabled the opening of our mine at Everest ahead of schedule. Its rapid ramp up is making a substantial contribution to earnings.

A series of expansions at Mimosa have resulted in increased production and reduced unit costs. Management's ability to create partnerships with small, imaginative companies such as Sylvania Resources has brought our Chromite Tailings Project into profitable production at very low cost.

In 2006, Aquarius increased attributable production of PGMs by 37% to 447,693 ounces. Our current operations should enable us, over the coming two years, to exceed our stated target of 600,000 ounces.

Our 2006 earnings were greatly helped by strong prices for PGMs and the other metals which we mine. These prices together with growth in production and reduction of unit costs were responsible for the four-fold increase in our earnings. This has enabled your Board to declare dividends in respect of the year that increase from 8 US cents per share to 24 US cents.

Investors are rightly concerned at the way in which corporates manage their capital. Some may think that the retention of $162 million cash by Aquarius at the end of the year is excessive. They would be wrong as is more fully explained in the Chief Executive's Review. Your directors believe that, unless cash is needed in the business for near term investment or compliance with regulatory or prudential requirements, it is better distributed to shareholders by one means or another. With considerable vigour management continues to seek out new opportunities within our remit as miners of PGMs.

I am particularly pleased to note that Timothy Freshwater, an internationally respected lawyer and investment banker, joined the Board in August 2006.

It is customary to express thanks on behalf of shareholders and the Board to the management and staff together with our contractors and advisers for their considerable efforts and dedication of skills during the year; these are reflected in the results and the strong position in which your Company finds itself. This I do wholeheartedly but I would like to make special mention of the leadership of our CEO, Stuart Murray, whose unrelenting enthusiasm and deep knowledge of the industry have been applied with much imagination and to great effect.

Finally my thanks to you, the shareholders of Aquarius, without whose support none of this would be possible.

Sincerely,

Nicholas Sibley
Chairman
27 October 2006

ATTRIBUTABLE PGM OZ FY2006



Marikana	12%
Mimosa	16%
CTRP	1%
Everest	22%
Kroondal	49%

CONTRIBUTION TO REVENUES FY2006



Everest	22%
CTRP	1%
Mimosa	16%
Marikana	12%
Kroondal	49%

CHIEF EXECUTIVE OFFICER'S REVIEW

Aquarius has delivered significant growth and is firmly on track to exceed its objective of producing 600,000 PGM ozs annually



DEAR SHAREHOLDER

The combination of record production at a time of high commodity prices has provided strong earnings and an increase in the dividend. It is no surprise that the 2006 results speak for themselves.

Group attributable production rose by 37% to a record 447,693 PGM oz. This, together with a 45% increase in the average 4E PGM (platinum, palladium, rhodium, gold) basket price to $932 per ounce, led to a 309% increase in net profit to $85.6 million, a 141% increase in cash profit to $114.4 million and a threefold increase in dividend for the year to 24 US cents per share.

SAFETY

Sadly, an otherwise outstanding year for our new Everest operation was marred by the death of an employee, Mr Richard Freddie Xhosa, in a fall from a steel structure on 17 October 2005, the Group's only fatality during the year. Our condolences are extended to Mr Xhosa's family.

In the first six months of production, however, Everest's Disabling Injury Incidence Rate (DIIR) improved steadily. The DIIRs of Marikana and Mimosa both showed encouraging improvement year on year and the CTRP retained its completely unblemished track record since start-up in February 2005. Kroondal's DIIR, however, deteriorated in the year under review, which will require a re-focusing of effort on the operation's various safety initiatives.

MARKET REVIEW

The PGM price in US Dollars continued to perform well during the year; platinum, palladium, rhodium and gold all closed higher

Platinum supply and demand were more balanced, reflecting higher South African production but burgeoning autocatalyst demand more than made up for slower jewellery off-take and the price remained buoyant.

For Aquarius, the South African PGM basket price per 4PGE (platinum, palladium, rhodium and gold) ounce was 45% higher for the year at US$1,030, a key driver being the strong rhodium price. In Zimbabwe, where the rhodium content is lower and palladium higher, the basket price was 26% higher at $741/oz.

Other metals produced as by-products by Aquarius – ruthenium, iridium, copper, nickel, cobalt and chromite – all enjoyed healthy price gains in the year.



REVENUE/PGM OZ


1,600
1,400
1,200
1,000
800
600
400
200
0
$/oz
10,000
8,000
6,000
4,000
2,000
0
R/oz
June 05
June 06
Dollar per South African PGM oz
Rand per Zimbabwean PGM oz
Dollar per Zimbabwean PGM oz

While autocatalyst demand for palladium showed a small increase, jewellery manufacturers switched increasingly to the metal as the platinum price rose. Demand from other users also grew somewhat and the price at year-end was 75% higher at $316/oz.

Rhodium was the surprise performer during the year with demand – on the back of strong autocatalyst demand – outstripping supply, taking the price 150% higher to $4,800/oz.

OPERATING AND FINANCIAL PERFORMANCE

A number of positive developments during the year came together to produce record attributable PGM production, 37% higher at 447,693 oz:

- 439,445 PGM oz from Kroondal – itself a record – as the P&SA1 expansion was completed, taking the mine's production capability to 505,000 PGM oz a year;

VARIANCE IN NET PROFIT: FY2005 – FY2006



20,950
204,242
8,809
48,128
417
494
47,625
51,707
85,630
REVENUE
2006: $953/PGM oz
2005: $679/PGM oz
UNIT COSTS
2006: $498/PGM oz
2005: $534/PGM oz
Net profit FY2005
Revenue
Foreign exchange
Costs
Amortisation (FVU)
Finance costs
Income tax
Minority interest
Net profit FY2006

GROUP ATTRIBUTABLE PRODUCTION: FY2002 – FY2006



700
600
500
400
300
200
100
0
37%
FY2002
FY2003
FY2004
FY2005
FY2006
■ Kroondal (attributable) □ Marikana ■ Mimosa (attributable)
■ CTRP : : Everest *Forecast

- at Marikana, by year-end, positive benefits from the P&SA2, a new contractor in the open-pit, and a build-up in production from underground;
- Everest, ahead of schedule and under budget, produced 97,031 PGM oz from 1,462,000 ROM tonnes in its first six months;
- a threefold increase in PGM production from the CTRP; and
- at Mimosa in Zimbabwe, a 23% increase in ROM tonnes mined to 1.9 Mt, and completion and commissioning – two months ahead of schedule and on budget – of the Wedza Phase IV upgrade project, increasing concentrator capacity by 25% to 150,000 tonnes per month.

The US Dollar was 10% weaker against the Rand during the year and the exchange rate averaged R6.42:US$1, placing the South African operations – particularly

GROUP FINANCIALS BY OPERATION ($ MILLION)

	Kroondal	Marikana	Mimosa 50%	CTRP	Everest	Corporate	Total
PGM ounces (attributable)	219,722	56,617	71,204	3,119	97,031	–	447,693
Revenue (net of FX sales variance)	214.3	53.4	70.4	3.3	91.5	6.9	439.8
On mine cash costs	(87.7)	(43.8)	(34.3)	(1.5)	(34.1)	–	(201.4)
Amortisation and depreciation	(8.2)	(4.3)	(2.9)	(0.3)	(5.9)	–	(21.6)
Gross profit	**118.4**	**5.3**	**33.2**	**1.5**	**51.5**	**6.9**	**216.8**
Amortisation of fair value	(6.3)	(0.4)	(0.5)	–	–	–	(7.2)
Gross profit after FVU	**112.1**	**4.9**	**32.7**	**1.5**	**51.5**	**6.9**	**209.6**
Corporate admin and other costs	–	–	–	–	–	(8.0)	(8.0)
Foreign currency gain/(loss)	0.6	2.0	1.1	–	(0.1)	(2.7)	0.9
Finance charges	–	–	(1.1)	–	–	(9.3)	(10.4)
Profit/(loss) before tax	**112.7**	**6.9**	**32.7**	**1.5**	**51.4**	**(13.1)**	**192.1**
Tax expense	–	–	(5.3)	–	–	(45.8)	(51.1)
Profit/(loss) after tax	**112.7**	**6.9**	**27.4**	**1.5**	**51.4**	**(58.9)**	**141.0**
Minority interest	–	–	–	–	–	(55.4)	(55.4)
Profit/(loss) after minority interest	**112.7**	**6.9**	**27.4**	**1.5**	**51.4**	**(114.3)**	**85.6**

Marikana – under some pressure. In the last quarter, however, the US Dollar strengthened against the Rand to close at R7.15:US$1, a positive shift for earnings.

The Group's performance in the second half of the year was stronger as its expansion programme began to deliver more production to coincide with the strengthening PGM basket price and later, the weakening Rand.

Revenues from ordinary activities for the year rose by 92% to $426.6 million. This comprised sales revenue of $417.4 million, 88% up on the previous year, reflecting the 37% increase in attributable PGM production and 45% increase in PGM basket price. Higher attributable PGM production resulted in a 27% drop in cost of production to $223.1 million or $498 per PGM oz, leading to the aforementioned 309% increase in net profit, 141% increase in cash profit and threefold increase in dividend for the year.

LOOKING AHEAD

Virtually all indicators for the year ahead are positive. It is difficult in the current market circumstances to foresee any general, sustained weakening in the overall PGM basket price. The fortunes of the Rand against the US Dollar may be less certain but continued Rand weakening is certainly not out of the question.

Operationally, Kroondal is on schedule to produce 505,000 PGM oz a year (50% attributable to Aquarius), with a significant life-of-mine extension to 2017; Marikana, as the shift to underground operations continues, is targeting 250,000 PGM oz a year (50% attributable to Aquarius with a life-of-mine extension to 2024; Everest will move exclusively underground in the 2007 financial year and complete its ramp-up to 225,000 PGM oz over its 10-year life; the CTRP's production ramp-up continues, with further expansion prospects making for a more positive outlook; and at Mimosa in Zimbabwe, the Wedza IV Upgrade expansion will see capacity rise to 168,750 oz a year (50% attributable to Aquarius).

The Group remains on track to produce its strategic target of 600,000 attributable PGM oz; indeed, the current profile suggests there is potential to increase this to 700,000 attributable PGM oz.

At year end, the Group cash balance was $162 million, $104 million was held at AQPSA. Group debt was limited to $41 million in AQPSA, comprising bank debt of $27 million and a $14 million interest bearing shareholder loan from the Savannah BEE transaction in 2004.

It is the intention to use a large portion of AQPSA's cash resources in the first half of the 2007 financial year to redeem shareholder loans including the interest bearing loan from Savannah, provide a dedicated and ring-fenced cash-backed environmental rehabilitation fund at AQPSA and, subject to certain preconditions, to buy-back a small percentage of the BEE shareholding in AQPSA. The rationale for the buy-back is that AQPSA exceeded the legislated BEE shareholding requirements of the MPRDA when the transaction was concluded in October 2004.

Should strong PGM prices in local currency terms continue to prevail, cash balances will continue to accumulate. In the absence of good uses for this cash (for example corporate opportunities), cash will be returned to shareholders in an appropriate manner.

This positive cash balance together with the current Rand Merchant Bank facility (R450 million main loan facility, R200 million standby facility and R50 million guarantee facility) provides Aquarius with the funding it needs for any future growth opportunities, balance sheet optimisation and dividend payments to its shareholders.

Stuart Murray
Chief Executive Officer
27 October 2006

PLATINUM – AUTOCATALYST DEMAND CY2005



- ● Europe 51%
- ○ North America 21%
- ● Japan 16%
- ○ Rest of the World 9%
- ● China 3%

PLATINUM – JEWELLERY DEMAND CY2005



- ● China 45%
- ● Japan 26%
- ○ North America 14%
- ● Europe 10%
- ○ Rest of the World 5%

PLATINUM

- Autocatalyst demand fuelled by growth in European market for light duty diesel vehicles
- Jewellery sector cools in response to higher prices; lowest demand levels in a decade
- Record prices fuelled by speculative interest, volatility

Supply and demand in the platinum market moved closer into balance over the period for calendar year 2005 with supplies from South Africa, although still slower than initially anticipated by the market, rising to 5.1 Moz, representing some more than 75% of total global supply.

Demand for platinum continued to grow, reaching 6.7 Moz. Significantly, offtake in the autocatalyst sector reached a record high of 3.82 Moz, accounting for approximately 45% of demand. This was largely as a result of growth in the European light duty diesel sector, in turn a function of increasingly stringent vehicle emission legislation.

Jewellery demand, on the other hand, dropped by 9% in the three largest markets – China, Japan and North America. The escalating platinum price encouraged destocking and jewellery recycling. Levels of scrap return and obsolete platinum jewellery recycling rose and this reduced demand for new platinum. The jewellery market continued to be affected by substitution of other metals – gold, white gold and palladium.

The platinum price over the first half of calendar year 2005 was relatively stable and traded between $860/oz and $880/oz, for most of that period. The second half of the year, however, saw increased volatility and by December 2005, platinum was trading at 25-year highs of $1,012/oz, owing largely to substantial speculative investment. The platinum price continued its upward trend, peaking at $1,340/oz in May 2006 before softening slightly and trading at fairly steady levels of around $1,200/oz. It ended the reporting period at $1,220/oz – 45% higher than in January 2005.

PALLADIUM

- Russian metal stocks continue to reach the market
- Strong jewellery sector demand
- Speculative interest underpins price levels

Supply exceeded demand by more than 1 Moz for the third consecutive year, although the former slipped by 2% to 8.39 Moz, while the latter rose by 7% to 7.04 Moz. As in 2004, substantial volumes of Russian metal sold from stocks supplemented mine production.

Palladium has benefited strongly from jewellery fabricators' resistance to the sustained high platinum price. Demand for palladium from the jewellery sector escalated by 54% to 1.43 Moz in 2005, with some 1.2 Moz of this attributable to the Chinese market.

Autocatalyst demand for palladium increased only marginally – by 20,000 oz – to 3.8 Moz. Purchases from the auto industry in South Korea and China improved. Strong consumer markets for electronic devices led to a 5% increase in palladium demand in the electronics sector. Also, the low palladium price encouraged its substitution for gold in plating applications.

In other sectors, such as dentistry, the market was relatively stable whereas sales of palladium bars and coins grew.

For the first nine months of 2005, the palladium price was capped at or just above $200/oz but speculative buying saw the price rise from September 2005 onwards to peak at $297/oz in December 2005. It continued to climb steadily to $360/oz in May 2006 before declining to $320/oz by the end of June 2006.

Platinum supply and demand (000 oz)

	2005	2004
Supply		
South Africa	**5,110**	5,010
Russia	**890**	845
North America	**360**	385
Others	**270**	250
Total Supply	**6,630**	6,490
Demand		
Autocatalyst – gross	**3,820**	3,490
– recovery	**(770)**	(690)
Jewellery	**1,960**	2,160
Industrial	**1,675**	1,535
Investment	**15**	45
Total Demand	**6,700**	6,540
Movement in stocks	**(70)**	(50)

Palladium supply and demand (000 oz)

	2005	2004
Supply		
South Africa	**2,590**	2,480
Russia	**4,620**	4,800
North America	**905**	1,035
Others	**275**	265
Total Supply	**8,390**	8,580
Demand		
Autocatalyst – gross	**3,810**	3,790
– recovery	**(630)**	(530)
Dental	**845**	850
Electronics	**965**	920
Jewellery	**1,430**	930
Others	**620**	600
Total Demand	**7,040**	6,560
Movement in stocks	**1,350**	2,020

Source: Johnson Matthey

PRODUCTION IN CONCENTRATE BY METAL



Pt	59.7%
Pd	29.2%
Rh	10.6%
Au	0.5%

CAPITAL BREAKDOWN



Expansion	50.4%
Current sustaining	49.6%

Kroondal Mine

(50% P&SA with Anglo Platinum)

Statistics for the 2006 financial year:
(100% of operations)

Tons processed	6.04 Mt
Average grade	2.89 g/t

Production (metal in concentrate)	
Platinum	262,263
Palladium	128,318
Rhodium	46,663
Gold	2,201
Total PGM oz (4E)	439,445

Costs	R2,565/PGM oz
	$403/PGM oz
Capital expenditure	(100%)
	R132.4m
	$20.8m

DESCRIPTION

Aquarius' flagship operation, Kroondal Mine, is on the Western limb of the Bushveld Complex, near Rustenburg in South Africa's North West Province. Kroondal entered into a Pool and Share Agreement (P&SA) with Anglo Platinum in 2003, in terms of which the companies pooled their assets in order that both could have access to combined resources and infrastructure. The companies split resulting production and financial benefits on a 50:50 basis.

AQPSA is the manager of the operation, under the direction of a joint management committee. In addition to increasing the scope of operations at Kroondal, the P&SA has extended Kroondal's life to 2017.

The operation comprises three decline sections: the Central, East and No 3 shafts. The construction of a fourth shaft began in January 2005. The new No. 4 decline was established and, as part of a boundary adjustment with the Marikana P&SA, exchanged for the RPM Townlands Block as of 22 December 2005. Decline development at the No. 5 Shaft is on track, with intersection of the UG2 reef expected in October 2006. The K2 concentrator plant was commissioned in March 2005, and now two plants process mined material. K2, which has a design capacity of 250,000 oz, is used to process additional ore mined from the P&SA.

Kroondal's metal concentrate is refined both by Impala Refining Services (IRS) and Anglo Platinum in terms of offtake agreements. Once the terms of the IRS agreement have been fulfilled, all concentrate will be sold to Anglo Platinum.

SAFETY

Kroondal Mine's 12-month rolling Disabling Injury Incidence Rate (DIIR) deteriorated to 0.96 in the latter half of 2005. By March 2006 it dropped to 0.93 but increased again to 0.96 in July. 1,000,000 fatality-free shifts were achieved during the fourth quarter.

OPERATIONS

A total of 5.8 Mt run-of-mine (ROM) (2005: 4.5 Mt) was produced during the year, with underground mining operations accounting for 5.5 Mt and open pit operations for 0.3 Mt.

Higher than normal levels of potholing at the No. 3 and East shafts hampered production and affected the grade, particularly in the second half of the financial year. Recovery plans, involving increases in face length, were implemented at both shafts. Primary and secondary development was increased and more resources were allocated to fast track the equipping of strike and dip belts. Production in the second half of the year was adversely affected by the greater number of public holidays (7 in the second half, as opposed to 4 in the first half of the financial year) as well as a national, one-day stayaway.

Decline development at the new K5 shaft is on track to intersect reef late in 2006. Kroondal's total metal in concentrate produced for the year was 439,445 oz (4E), 35% higher than the 324,730 oz produced in the previous year; 219,722 oz were attributable to Aquarius.

A total of 6.0Mt (including 0.2Mt stockpile left at the end of 2005) was fed to the plants during the year at an average plant head grade of 2.89g/t (2005:3.04). This 5% reduction in head grade is ascribed to the increased potholing, which necessitated additional off reef development. Despite this drop in head grade, plant recoveries reduced by only 1%, reflecting engineering improvements at the plants; these included circuit changes to enhance performance on start-up after routine maintenance work.

FINANCIAL PERFORMANCE

Kroondal recorded an average PGM basket price of $1,033 per PGM oz during the year. This translated into revenue of R2.7 billion, an increase of 49% year on year, reflecting the surge in metal prices, particularly in the second half of the year. This was further assisted by a weakening of the South African currency, which averaged R6.37 against the US Dollar for the year (2005:R6,17).

Cash cost per ROM tonne was 5% higher at R187. This was due largely to costs associated with the increased rate of development, ledging and sinking and engineering equipping costs.

CAPITAL EXPENDITURE

Major capital items in the year were the ongoing installation of conveyors and associated equipment. Chairlift installations to reduce the travelling time of the workforce and increase productivity at Central and East mines are also nearing completion. These items absorbed a total of R132,4 million.

At Townlands, sinking of the No. 5 decline shaft began in February 2006. A total of R131 million has been allocated for this project.

OUTLOOK

Kroondal's outlook remains positive. As the additional development required reduces, the head grade should show improvement and production will increase to an annualised 505,000 PGM oz during the coming year.


DIIR
(RATE PER 200,000 MAN HOURS)
2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
FY2002 FY2003 FY2004 FY2005 FY2006


TOTAL PGM PRODUCTION
(000 OZ)
450
400
350
300
250
200
150
100
50
0
FY2002 FY2003 FY2004 FY2005 FY2006

PRODUCTION IN CONCENTRATE BY METAL



o Pt	61.4%
● Pd	28.5%
○ Rh	9.3%
● Au	0.8%

Marikana Mine

(50% P&SA with Anglo Platinum)

Statistics for the 2006 financial year:
(100% of operations)

Tons processed	1.25 Mt
Average grade	3.2 g/t

Metal in concentrate (PGM oz)	
Platinum	52,757
Palladium	24,461
Rhodium	8,023
Gold	671
Total PGM oz (4E)	85,912

Costs	R4,980/PGM oz
	$782/PGM oz
Capital expenditure	R89.8m
	$14.1m

DESCRIPTION

Marikana Mine lies eight kilometres away from the Kroondal Mine, on the Bushveld Complex's western limb. Marikana is an open pit and underground mining operation. A concentrator plant processes the mined material.

In July 2005, the Company announced a second Pool and Share Agreement, known as P&SA2, with Anglo Platinum. This was completed during the year and became effective as at 21 September 2005. The construction of the DMS plant is progressing to schedule with R81.3 million expansion capex having been spent to date (Aquarius' share: 50%).

Production from No. 4 shaft – transferred from Kroondal – started in January 2006.

Marikana's concentrate is smelted, refined and marketed by IRS. Concentrate from the mineral resources contributed to the P&SA2 by Anglo Platinum will be smelted, refined and marketed by Anglo Platinum.

SAFETY

Marikana Mine's 12-month rolling DIIR dropped to 0.31 from the previous year's 0.81. By the end of the fourth quarter 718,330 fatality-free shifts had been recorded.

OPERATIONS

A total of 1.284 Mt ROM were produced during the year, with underground mining operations accounting for 0.188 Mt and open pit operations for 1.096 Mt. However, there was a shift in focus to underground mining by the second half, with the transfer of production from Kroondal's No. 4 Shaft to Marikana. The average grade for the year was lower at 3.2 g/t as a result of lower grade opencast material and the lower grade underground ore.

As a result, 1.250 Mt were treated during the year. There was a 102,000 tonne opencast stockpile at year-end.

At No.1 shaft, previously referred to as the Trial Mining Project, construction on the conveyor infrastructure was completed and development is on track to increase production to 25,000 tonnes/month in the new financial year. The decline progressed approximately 270 m and favourable mining conditions were sustained. The portal highwall was permanently supported with shotcrete during the fourth quarter and installation of belt and services infrastructure has begun.

At No. 4 shaft (transferred from Kroondal) the decline system is developed to a distance of 360 m. The production build-up remains on target and mining conditions are acceptable.

PGM production for the year was 13% lower at 85,912 oz (56,617 oz attributable to Aquarius, reflecting the impact of P&SA2 from the second quarter of 2006). Production was seriously affected during the third quarter of the year when only 5,810 PGM oz were produced as a result of adverse weather conditions, which flooded the main pit bottom.

Over one week at the beginning of January, 300mm (12 inches) of rain fell at the operation. Some four weeks later, 230mm (9 inches) of rain again fell over one week, an amount approximating the typical annual rainfall for the area over a rainy season and almost four times the typical January/February average. During this period three 1-in-10 year flood events were recorded.

Recoveries improved to 67% from 57% in the previous year, with a particularly marked improvement to 75% in the final quarter, during which a record 31,992 PGM oz were produced (15,996 PGM oz attributable to Aquarius).

FINANCIAL PERFORMANCE
The average basket price for the year rose by 41% to $1,007 per PGM oz, resulting in mine revenue of R520 million for the year (R337.4 million attributable to Aquarius). The cash margin for the year rose to 16% from negative 10% in the previous year.

Cash cost per ROM tonne increased to R348/t due to lower volumes; cash costs per PGM oz, as a consequence, rose by 23% to R4,980. However, in the fourth quarter, the shift to underground production saw a substantial reduction in operating costs to R324 per ROM tonne and $673 per PGM oz.

CAPITAL EXPENDITURE
While current capital expenditure during the year was R8.5 million, expansion capital expenditure of R81.3 million was absorbed by the implementation of P&SA2 and the development of No. 1 shaft.

DISPUTE WITH MOOLMAN MINING
AQPSA resiled from the mining contract with Moolman Mining during December 2005 on the basis of a misrepresentation on the part of Moolman Mining when the mining contract was originally concluded. This misrepresentation became apparent to AQPSA after the audit, conducted by KPMG during October 2005, into the rise and fall formula applied in the mining contract.

In the notice of recission, AQPSA advised Moolman Mining that AQPSA would institute a damages claim in an amount of R963,775,098 was served on Grinaker LTA on 18 April 2006. Moolman Mining has indicated their intent to defend the action by serving the applicable notice in law.

Arbitration was initiated by Moolman Mining before AQPSA resiled from the mining contract. AQPSA launched an application to stay these proceedings. This application was served on Moolman Mining on 15 May 2006 with them having in return, served notice of their intention to oppose same.

MCC Mining, the established contractor at the Kroondal and Everest mines, has replaced Moolman at Marikana.

DIIR
(RATE PER 200,000 MAN HOURS)


0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
FY2005
FY2005
FY2006
FY2006

TOTAL PGM PRODUCTION
(000 OZ)


100
90
80
70
60
50
40
30
20
10
0
FY2003*
FY2004
FY2005
FY2006

* FY2003 mine in ramp-up phase

OUTLOOK
Positive trends by the fourth quarter – the bedding down of P&SA2, a steady build-up in underground production, record PGMs and a strong cash margin – point to significant contributions from Marikana in FY2007.

PRODUCTION IN CONCENTRATE BY METAL


Pt 57.8%
Pd 33.1%
Rh 8.1%
Au 1.0%

Everest Mine

Statistics for the 2006 financial year:
(100% of operations)

Tons processed	1,46 Mt
Average grade	3.04 g/t

Metal in concentrate (PGM oz)	
Platinum	56,118
Palladium	32,108
Rhodium	7,821
Gold	984
Total PGM oz (4E)	97,031

Costs	R2,390/PGM oz
	$375/PGM oz
Capital expenditure	R399.1m
	$62.6m

DESCRIPTION
Everest Mine is on the eastern limb of the Bushveld Complex in South Africa's Mpumalanga Province. It comprises a decline shaft and an opencast operation, mining the UG2 reef.

A concentrator plant processes the mined material. Everest was completed ahead of schedule and below budget.

SAFETY
For the first six months of operation the DIIR was 0.73. During this period Everest achieved four consecutive months without any lost time injuries. Sadly, the mine recorded Aquarius' only fatality during the year; on 17 October 2005, an employee died in a fall from a steel structure. An official enquiry has cleared the Company of any negligence.

OPERATIONS
Total ROM production for the first six months of operation was 1.462 Mt: 0.47 Mt from underground, where production is ramping up, and 0.99 Mt from the open pit established as a short-term ore source during the operational ramp-up.

Head grade averaged 3.04 g/t and recoveries 68%, although this trended better to 72% in the final quarter. PGM production was 97,031 oz. The average PGM basket price was $1,037 per PGM oz, resulting in mine revenue of R550 million and a cash margin of 61%. Cash operating costs averaged R161 per ROM tonne and R2,390 per PGM oz.

CAPITAL EXPENDITURE
Total capital expenditure to year-end was R648 million. The project is expected to be completed below R700 million, from an original budget of R819 million. This was mainly achieved due to the early profits realised, which reduced the mining build-up capex.

OUTLOOK
Early production, revenue and cash generation by Everest were significant contributors to Aquarius' outstanding results for the year. There is every reason to believe that the operation's track record of success will continue in 2007, with a steady build-up in underground production.

Chromite Tailings Retreatment Plant (50% Aquarius)

Statistics for the 2006 financial year:
(100% of operations)

Tons processed	0.162 Mt
Average grade	3.21 g/t

Metal in concentrate (PGM oz)	
Platinum	3,799
Palladium	1,378
Rhodium	1,044
Gold	13
Total PGM oz (4E)	6,234

Costs	R2,507/PGM oz $394/PGM oz
Capital expenditure	R1m $0.2m

DESCRIPTION
The Chromite Tailings Retreatment Plant (CTRP), was commissioned in January 2005, only 12 months after construction began in January 2004.

The plant, adjacent to the Kroondal mine, treats old dumps and tailings streams obtained from the beneficiation process used at neighbouring chromite mines. From an environmental perspective, the plant has a beneficial impact in that it also cleans up old dumps on the Kroondal property, the remnants of earlier chromite activities. The CTRP, jointly owned by AQPSA (50%), Ivanhoe Platinum and Nickel (25%) and Sylvania South Africa (25%), is managed by AQPSA.

SAFETY
No accidents or lost time injuries have occurred since the start-up of the CTRP in February 2005.

OPERATIONS
During the year recoveries and production improved markedly. In the fourth quarter only current arisings from the Kroondal Chrome Mine were fed to the CTRP and recoveries improved from 51% to 68%. Production for the year increased almost threefold to 6,234 PGM oz (3,117 PGM oz attributable to Aquarius).

FINANCIAL PERFORMANCE:
The CTRP enjoyed the highest average basket price in the Aquarius stable for the 2006 financial year, up 45% to $1,207/PGM oz. In the fourth quarter, it climbed to $1,449/PGM oz as a result of the strong rhodium price. With the higher production and basket price, CTRP revenues for the year rose to R43 million with R21.4 million attributable to AQPSA.

Cash costs for the year increased by 12% to R96 per ROM tonne.

CAPITAL EXPENDITURE
Capital expenditure for the year totalled R950,000.

OUTLOOK
Following the results of test work by Mintek, an expansion project is currently under way that will increase plant throughput and production. The expansion, scheduled for completion by August 2007 at a cost of approximately R2 million, will add dump material from the Kroondal Chrome Mine to the CTRP feed. Consequently, production levels from the CTRP will continue to increase.

PRODUCTION IN CONCENTRATE BY METAL



o Pt	49.2%
● Pd	38.2%
○ Rh	4.2%
● Au	8.4%

Mimosa Mine (50% Aquarius)

Statistics for the 2006 financial year:
(100% of operations)

Tons processed:	1.7 Mt
Average grade:	3.71 g/t

Metal in concentrate (PGM oz)	
Platinum	72,232
Palladium	54,722
Rhodium	5,577
Gold	9,876
Total PGM oz (4E)	142,407

Costs	$336/PGM oz
Capital expenditure	$148m

MIMOSA PRODUCTION (OZ) IN CONCENTRATE



Pt 50.7%
Pd 38.4%
Rh 3.9%
Au 7.0%

DIIR (RATE PER 200,000 MAN HOURS)



0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
FY2003
FY2004
FY2005
FY2006

TOTAL PGM PRODUCTION (000 OZ)*



160
140
120
100
80
60
40
20
0
FY2003
FY2004
FY2005
FY2006

* Aquarius acquired a 50% equity interest in Mimosa effective 1 July 2002.

DESCRIPTION

Mimosa Mine lies on the Wedza geological complex on Zimbabwe's Great Dyke. The operation comprises a shallow underground mine accessed by a decline shaft, and a concentrator plant. The operation is managed by Mimosa Investments Limited and is overseen by Aquarius and its joint venture partner, Impala Platinum Holdings Limited (Implats). Mimosa's concentrate is processed and refined by IRS in terms of an offtake agreement.

SAFETY

This year 1,972,201 fatality-free shifts were recorded while lost-time injuries remained the same as last year and the Lost Time Injury Frequency Rate (LTIFR) was steady at 1.4. Mimosa's DIIR for the year was 0.28 compared with the previous year's 0.31.

In October 2005, Mimosa was awarded a NOSA Five-Star Platinum rating and launched a fall of ground awareness programme. To meet international safety, health and environmental standards, the mine has started certification projects for ISO 14001 and OHSAS 18001, which will be audited in October 2006.

OPERATIONS

In FY2006, 1.9 Mt were mined, an increase of 23% on the previous year.

ROM tonnage milled increased by 20% to 1.7 Mt in FY2006. At 3.71 g/t, the head grade was 0.7% higher than the previous year. Total PGM production rose by 9% to 142,407 ounces (71,204 oz attributable to Aquarius) with production of platinum-in-concentrate increasing by 8% to 72,232 ounces. Plant concentrator recoveries were 1% higher at 78%.

The $14 million Wedza Phase IV upgrade project, increasing concentrator throughput by 25% to 150 000 t per month was completed and commissioned two months ahead of target and on budget. Work to optimise metal recovery rates is in progress. The average PGM basket price was 21% higher at $713/oz which, together with improved revenue from the sale of base metals, translated into a 35% increase in total revenue to $113 million. Cash costs were 6% lower at $336 per PGM oz, and after by-product credits, 29% lower at $100 per PGM oz.

CAPITAL EXPENDITURE

Capital expenditure during the year amounted to $14.8 million, most of which was spent on the completion of the Wedza project.

OUTLOOK

Completion of the Wedza project is expected to increase Mimosa's platinum production to 84,000 oz in 2007. Requisite geological work has been completed for further expansion (Phase V) to 240,000 t/month. Planned capital expenditure for FY2007 is R65 million, to be spent on the maintenance of assets and equipment, as well as development of underground infrastructure.



OPERATING STATISTICS TWO YEAR SUMMARY

	100% of operations	Kroondal P&SA1		Marikana P&SA2	
Statistical information	Unit	12 months June 2006	12 months June 2005	12 months June 2006	12 months June 2005
Safety					
DIIR	Rate/200,000 man hours	0.96	0.75	0.31	0.81
Revenue					
Gross revenue	Rm in SA/$m in Zim	2,742	1,250	520	364
PGM basket price	$/oz	1,033	711	1,007	713
Gross cash margin	%	59	40	16	(10.0)
Nickel price	$/lb	7.02	6.92	7.02	6.92
Copper price	$/lb	2.29	1.43	2.29	1.43
Average R/$ rate		6.37	6.17	6.37	6.17
Cash costs on-mine					
Per ROM tonne	R/ton	187	177	348	264
	$/ton	29	29	55	43
Per PGM (3E+Au)	R/oz	2,565	2,311	4,980	4,035
	$/oz	403	375	782	654
Per PGM (5E+Au)	R/oz	2,111	1,904	4,125	3,393
	$/oz	331	309	648	620
Capex					
Current/Sustaining 100%	R'000	65,673	20,521	8,521	19,362
	$'000	10,309	3,326	1,338	3,138
Expansion 100%	R'000	66,732	962,374	81,321	–
	$'000	10,476	74,939	12,766	–
Mining processed					
Underground	ROM tonne '000	5,639	3,974	178	–
Open pit	ROM tonne '000	403	266	1,072	1,515
Total	ROM tonne '000	6,041	4,240	1 250	1,515
Grade					
Plant head	g/t PGM	2.89	3.04	3.20	3.60
Recoveries	%	78	79	67.00	57
PGM production					
Platinum	Ozs	262,263	194,290	52,757	63,868
Palladium	Ozs	128,318	93,984	24,461	26,413
Rhodium	Ozs	46,663	34,916	8,023	8,061
Gold	Ozs	2,201	1,540	671	819
Total PGM (3E+Au)	Ozs	439,445	324,730	85,912	99,161
Total PGM (5E+Au)	Ozs	534,069	394,222	103,615	117,908
Base metals production					
Nickel	Tonnes	435	314	146	133
Copper	Tonnes	191	141	84	73
Chromite (000)	Tonnes '000	447	461	135	247

Everest		Mimosa		CTRP	
12 months June 2006	12 months June 2005	12 months June 2006	12 months June 2005	12 months June 2006	12 months June 2005
0.73	–	0.28	0.31	0	0
550	–	113	84	42.5	8.5
1,037	–	713	590	1 207	834
61	–	64	60	63	37.5
7.02	–	6.64	6.51	7.02	7.41
2.29	–	2	1	229	1.53
6.37	–	–	–	6.37	6.29
161	–	–	–	96	86
25	–	31	33	15	14
2,390	–	–	–	2,507	2,308
375	–	336	357	394	367
2,057	–	–	–	1,766	1,660
323	–	318	339	277	264
7,108	–	–	–	950	–
1,116	–	7,999	13,672	149	–
391,972	–	–	–	–	23,122
61,532		10,471	1,108	–	3,676
471	–	1,713	1 432		
991	–	–	–		
1,462	–	1,713	1 432	162	56
3.04	–	3.71	3.69	3.21	2.71
68	–	78	77	40	42
56,118	–	72 232	66 742	3,799	1,321
32,108	–	54 722	49 259	1,378	439
7,821	–	5 577	5 156	1,044	353
984	–	9 876	9 010	13	4
97,031	–	142 407	130 167	6,234	2,117
112,717	–	–	–	8,851	2,940
138	–	1 958	1 895	4	1
74	–	1 638	1 563	2	2
–	–	(Cobalt 59)	(Cobalt 59)	–	–

The Bushveld Complex and Great Dyke in Southern Africa:
Location of Aquarius' operations



Lusaka
ZAMBIA
MALAWI
Harare
Great Dyke
MOZAMBIQUE
Bulawayo
Mimosa Mine
Beira
BOTSWANA
ZIMBABWE
Northern Limb
Eastern Limb
Gaborone
Western Limb
Kroondal Mine
Marikana Mine
Everest Mine
Pretoria
Maputo
0 100km
SOUTH AFRICA

COMPETENT PERSONS

The Mineral Resources and Ore Reserves have been prepared under the guidance of the company's Competent Person who is duly registered with the South African Council for Natural Scientific Professions ("SACNASP") as required by South African law. This ensures that the Mineral Resource statements are compliant with the South African Mineral Resources Code ("SAMREC") which is synonymous with the Joint Ore Reserves Code ("JORC") which is the Australasian equivalent prepared under the auspices of the Australasian Institute of Mining and Metallurgy ("AusIMM"). The SAMREC Code and SACNASP are officially recognised on a reciprocal basis by AusIMM. The company's Competent Person has taken into account the definitions included in both Codes and the Mineral Resources and Ore Reserve quantities reported here are considered to be fully compliant in all material respects with the requirements of both Codes.

The Technical Statement section presented in this annual report was independently reviewed by Venmyn Rand (Pty) Ltd.

Kroondal Mine:
C. Hattingh (B.Sc.Hons., Pr. Sci. Nat. 400019/03, GSSA 963902)
F.H. Cilliers (M.Sc., Pr. Sci. Nat. 400032/02, GSSA 965781)

Marikana Mine:
K.A. Crossling (B.Sc.Hons., Pr. Sci. Nat. 400241/04, GSSA 965642)
F.H. Cilliers (M.Sc., Pr. Sci. Nat. 400032/02, GSSA 965781)

Everest Mine:
F.H. Cilliers (M.Sc., Pr. Sci. Nat. 400032/02, GSSA 965781)

Mimosa Mine:
D. Mapundu (B.Sc., Pr. Sci. Nat. 200021/05)
F.H. Cilliers (M.Sc., Pr. Sci. Nat. 400032/02, GSSA 965781)

Prospects:
F.H. Cilliers M.Sc., Pr. Sci. Nat. 400032/02, GSSA 965781)

P&SA1 AND P&SA2 ORE RESERVE

OUNCE NEUTRAL EXPLANATION

Aquarius has recognised for some time that the best way to add value to its challenging Marikana operation is to replicate the successes emanating from the P&SA1 by introducing the 4 Shaft ore, which is located in the Bleskop East and Brakspruit blocks, to the Marikana process plant as anticipated by the implementation of P&SA2. Both parties thus agreed that the boundaries between the existing Kroondal P&SA1 and the new Marikana P&SA2 be optimised to maximise value from both operations. This resulted in the exchange of Ore Reserve metal content between the two P&SA agreements. Accordingly, an equivalent amount of Ore Reserve metal content was exchanged between the Townlands block and the Kroondal Mine P&SA1 eastern portion (which underlie the 4 Shaft area) to result in an ounce equilibrium state, but with an optimised logistic solution in terms of treatment plant location.



Mineral Resource Boundaries for P&SA1 (Kroondal P&SA) and P&SA2 (Marikana P&SA)
Townlands block
Kroondal Mine
Xstrata block
Marikana Mine
Legend
Current boundary P&SA1
Current boundary P&SA2
State-owned mineral rights
Dunite restriction
SCALE: 0 4 km



Mineral Resource boundaries for P&SA1 (Kroondal P&SA) and P&SA2 (Marikana P&SA) after metal content exchange
Townlands block
Kroondal Mine
Xstrata block
Marikana Mine
Legend
Ounce neutral P&SA1
New P&SA2
State-owned mineral rights
Dunite restriction
SCALE: 0 4km

SUMMARY RESOURCES AND RESERVES

Mineral Resources

Rounding off may result in computational discrepancies

	Kroondal block			Townlands block			Kroondal Mine			Kroondal Mine Attributable to AQPSA		
Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Measured	34.40	5.64	6.24	15.64	6.24	3.14	50.03	5.83	9.38	25.02	5.83	4.69
Indicated	1.97	5.63	0.36	7.28	6.30	1.48	9.26	6.16	1.83	4.63	6.16	0.92
Inferred				1.42	6.12	0.28	1.42	6.12	0.28	0.71	6.12	0.14
Inferred (Oxides)												
Total	**36.37**	**5.64**	**6.60**	**24.34**	**6.25**	**4.90**	**60.71**	**5.89**	**11.49**	**30.36**	**5.89**	**5.75**

g/t = corrected 4E PGE-grade (Pt+Pd+Rh+Au)

	Marikana Orebody			No. 4 Shaft			Marikana Mine			Marikana Mine Attributable to AQPSA		
Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Measured	10.41	3.57	1.20	19.35	5.85	3.64	29.77	5.05	4.83	14.88	5.05	2.42
Indicated	3.90	3.96	0.50	7.50	5.76	1.39	11.39	5.14	1.88	5.70	5.14	0.94
Inferred	3.28	2.84	0.30	0.40	5.61	0.07	3.67	3.14	0.37	1.84	3.14	0.19
Inferred (Oxides)												
Total	**17.59**	**3.52**	**2.00**	**27.25**	**5.82**	**5.10**	**44.83**	**4.92**	**7.08**	**22.42**	**4.92**	**3.55**

g/t = corrected 4E PGE-grade (Pt+Pd+Rh+Au)

	Everest Mine			Total AQPSA			Mimosa Mine			Mimosa Mine Attributable to AQP			Total AQP		
Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Measured	19.05	3.76	2.30	58.95	4.96	9.41	44.20	4.01	5.70	22.10	4.01	2.85	81.05	4.70	12.25
Indicated	18.17	3.23	1.88	28.49	4.08	3.74	26.21	3.58	3.02	13.11	3.58	1.51	41.60	3.93	5.25
Inferred	6.92	2.36	0.52	9.46	2.79	0.85	14.65	3.89	1.83	7.33	3.89	0.92	16.79	3.27	1.77
Inferred (Oxides)							6.48	3.74	0.78	3.24	3.74	0.39	3.24	3.74	0.39
Total	**44.14**	**3.32**	**4.70**	**96.90**	**4.49**	**14.00**	**91.54**	**3.85**	**11.33**	**45.78**	**3.85**	**5.67**	**142.68**	**4.29**	**19.66**

g/t = corrected 4E PGE-grade (Pt+Pd+Rh+Au)

AQUARIUS PLATINUM LIMITED

Ore Reserves

Rounding off may result in computational discrepancies

		Kroondal block			Townlands block			Kroondal Mine			Kroondal Mine Attributable to AQPSA		
Category		Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Opencast	Proved	0.04	4.17	0.01				0.04	4.17	0.01	0.02	4.17	0.00
	Probable												
Underground	Proved	41.08	2.85	3.77	16.74	3.18	1.71	57.82	2.95	5.48	28.91	2.95	2.74
	Probable	2.16	2.91	0.20	7.29	3.33	0.78	9.45	3.23	0.98	4.73	3.23	0.49
Total		**43.28**	**2.86**	**3.98**	**24.03**	**3.22**	**2.49**	**67.31**	**2.99**	**6.47**	**33.66**	**2.99**	**3.23**

g/t = corrected 4E PGE-grade (Pt+Pd+Rh+Au)

		Marikana Orebody			No. 4 Shaft			Marikana Mine			Marikana Mine Attributable to AQPSA		
Category		Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Opencast	Proved	7.11	3.06	0.70	0.55	5.82	0.10	7.66	3.26	0.80	3.83	3.26	0.40
	Probable				0.88	5.58	0.16	0.88	5.58	0.16	0.44	5.58	0.08
Underground	Proved	3.47	3.09	0.34	21.04	3.13	2.12	24.52	3.12	2.46	12.26	3.12	1.23
	Probable				6.07	3.20	0.62	6.07	3.20	0.62	3.03	3.20	0.31
Total		**10.58**	**3.07**	**1.04**	**28.54**	**3.27**	**3.00**	**39.13**	**3.22**	**4.04**	**19.56**	**3.22**	**2.02**

g/t = corrected 4E PGE-grade (Pt+Pd+Rh+Au)

		Everest Mine			Total AQPSA			Mimosa Mine			Mimosa Mine Attributable to AQP			Total AQP		
Category		Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Opencast	Proved	0.17	1.89	0.01	4.01	3.21	0.41							4.01	3.21	0.41
	Probable	0.17	2.86	0.02	0.61	4.81	0.09							0.61	4.81	0.09
Underground	Proved	14.59	3.15	1.48	55.76	3.04	5.45	18.52	3.71	2.21	9.26	3.71	1.10	65.02	3.13	6.55
	Probable	9.63	3.11	0.96	17.39	3.16	1.77	14.98	3.52	1.69	7.49	3.52	0.85	24.88	3.27	2.61
Total		**24.56**	**3.12**	**2.47**	**77.77**	**3.09**	**7.72**	**33.50**	**3.62**	**3.90**	**16.75**	**3.62**	**1.95**	**94.52**	**3.18**	**9.66**

g/t = corrected 4E PGE-grade (Pt+Pd+Rh+Au)

KROONDAL MINE


Western Limb
N
Marikana Mine
Rustenburg
Pretoria
Kroondal Mine
CTRP
Johannesburg

MINERAL RESOURCES AT 30 JUNE 2006:
The tables below encompass the Mineral Resources contained in the Kroondal and Townlands blocks of Kroondal Mine based on the new ounce neutral boundary. The Frank West, Frank East and Bleskop blocks are now referred to as Central Mine Deep, East Mine Deep and No. 3 shaft respectively.

KROONDAL BLOCK:

- Geological losses applied:
  - Central Mine 11.5%
  - East Mine 18.6%
  - Central Mine deep 15%
  - East Mine deep 19%
  - No. 3 Shaft 21%
- The geostatistically estimated density is used for the chromitite and 3.12 t/m³ for the waste material in the underground areas. A density of 3.8 t/m³ is used for the chromitite and 3.0 t/m³ for the waste in the opencast areas.


-31 000 Y
-32 000 Y
-33 000 Y
-34 000 Y
-35 000 Y
-36 000 Y
-37 000 Y
-38 000 Y
41 000 X
42 000 X
43 000 X
44 000 X
45 000 X
N
SCALE: 0 1 km

Kroondal block Mineral Resource

- ☐ Measured
- ☐ Indicated
- ☰ Mined out
- ○ Exploration borehole

MINERAL RESOURCE

	Kroondal block			Townlands block			Kroondal Mine			Kroondal Mine Attributable to AQPSA		
Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Measured	34.40	5.64	6.24	15.64	6.24	3.14	50.03	5.83	9.38	25.02	5.83	4.69
Indicated	1.97	5.63	0.36	7.28	6.30	1.48	9.26	6.16	1.83	4.63	6.16	0.92
Inferred				1.42	6.12	0.28	1.42	6.12	0.28	0.71	6.12	0.14
Total	**36.37**	**5.64**	**6.60**	**24.34**	**6.25**	**4.90**	**60.71**	**5.89**	**11.49**	**30.36**	**5.89**	**5.75**

g/t = 4E PGE-grade (Pt+Pd+Rh+Au)

NOTES ON THE MINERAL RESOURCE STATEMENT:

- The Mineral Resource is inclusive of the Ore Reserve.
- Mineral Resource tonnages and PGE grades are reported exclusive of internal and external waste dilution.
- The in situ corrected 4E PGE grade is used for the estimation of Mineral Resources and Ore Reserves.
- All dyke volumes are excluded from Mineral Resource estimations.
- Rounding off may result in computational discrepancies.


-22 000 Y
-23 000 Y
-24 000 Y
-25 000 Y
-26 000 Y
-27 000 Y
-28 000 Y
N
35 000 X
36 000 X
37 000 X
38 000 X
39 000 X
40 000 X
SCALE 0 1 km

Townlands block Mineral Resources

- ☐ Measured
- ☐ Indicated
- ☐ Inferred
- ○ Exploration borehole

TOWNLANDS BLOCK:

- Geological losses applied: 28.0%
- The geostatistically estimated density is used for the chromitite and 3.12 t/m³ for the waste material in the underground areas.

MINERAL RESOURCE AFTER APPLICATION OF GEOLOGICAL LOSSES

	Kroondal block			Townlands block			Kroondal Mine			Kroondal Mine Attributable to AQPSA		
Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Measured	28.49	5.64	5.17	11.26	6.24	2.26	39.75	5.81	7.42	19.88	5.81	3.71
Indicated	1.60	5.63	0.29	5.24	6.30	1.06	6.85	6.14	1.35	3.42	6.14	0.68
Inferred				1.02	6.12	0.20	1.02	6.12	0.20	0.51	6.12	0.10
Total	**30.09**	**5.64**	**5.46**	**17.52**	**6.25**	**3.52**	**47.62**	**5.86**	**8.97**	**23.81**	**5.86**	**4.49**

g/t = 4E PGE-grade (Pt+Pd+Rh+Au)

NOTES ON THE MINERAL RESOURCE STATEMENT:

- The Mineral Resource is inclusive of the Ore Reserve.
- Mineral Resource tonnages and PGE grades are reported exclusive of internal and external waste dilution.
- The in situ corrected 4E PGE grade is used for the estimation of Mineral Resources and Ore Reserves.
- All dyke volumes are excluded from Mineral Resource estimations.
- Rounding off may result in computational discrepancies.

ORE RESERVES AT 30 JUNE 2006:
The tables below encompass the Ore Reserves contained in the Kroondal and Townlands blocks of Kroondal Mine. Current practice at Kroondal Mine is to mine the Leader Seam, Parting (internal waste), Main Seam and 0.2m of footwall waste with a minimum stoping width of 1.9m.


-31 000 Y
-32 000 Y
-33 000 Y
-34 000 Y
-35 000 Y
-36 000 Y
-37 000 Y
-38 000 Y
41 000 X
42 000 X
43 000 X
44 000 X
45 000 X
N
SCALE: 0 1 km

Kroondal block Ore Reserve

- Proved
- Probable
- Mined out
- Exploration borehole

KROONDAL BLOCK METAL SPLIT



Pt	57.3%
Pd	31.4%
Rh	10.6%
Au	0.7%

KROONDAL BLOCK:

- Pillar loss varies between 10% and 30% depending on the depth below surface.
- Scalping of waste material applied:
  Central Mine and East Mine 10% of Parting
  No. 3 Shaft 7% of Parting
- A mining loss of 5% is applied to the ROM ore.
- Additional hangingwall dilution of varying widths is applied in the Bleskop and Brakspruit blocks where the width between the lowermost chromitite stringer in the hangingwall and the top of the Leader Seam is less than 0.3m.
- The assays for the FY05 infill drilling were incorporated into the database.


-22 000 Y
-23 000 Y
-24 000 Y
-25 000 Y
-26 000 Y
-27 000 Y
-28 000 Y
N
35 000 X
36 000 X
37 000 X
38 000 X
39 000 X
40 000 X
SCALE:
0
1 km

Townlands block Ore Reserve

- Proved
- Probable
- Mined out
- Exploration borehole

TOWNLANDS BLOCK METAL SPLIT



○ Pt	59.4%
● Pd	30.3%
○ Rh	9.7%
● Au	0.7%

TOWNLANDS BLOCK:

- Pillar loss varies between 9% and 32% depending on the depth below surface.
- Scalping of waste material applied: 25% of parting.
- A mining loss of 5% is applied to the ROM ore.
- Re-evaluation of the economic extraction of the Leader Seam will be performed in areas of excessive parting thicknesses.
- No allowance has yet been made for additional hangingwall dilution due to the close proximity of hangingwall chromitite stingers to the top of the Leader Seam.

ORE RESERVE

	Kroondal block			Townlands block			Kroondal Mine			Kroondal Mine Attributable to AQPSA		
Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Opencast												
Proved	0.04	4.17	0.01				0.04	4.17	0.01	0.02	4.17	0.00
Probable												
Underground												
Proved	41.08	2.85	3.77	16.74	3.18	1.71	57.82	2.95	5.48	28.91	2.95	2.74
Probable	2.16	2.91	0.20	7.29	3.33	0.78	9.45	3.23	0.98	4.73	3.23	0.49
Total	**43.28**	**2.86**	**3.98**	**24.03**	**3.22**	**2.49**	**67.31**	**2.99**	**6.47**	**33.66**	**2.99**	**3.23**

g/t = corrected 4E PGE-grade (Pt+Pd+Rh+Au)

NOTES ON THE ORE RESERVE STATEMENT:

- The Ore Reserve tonnages and PGE-grades are reported inclusive of internal and external waste dilution.
- Ore Reserve is quoted as fully diluted delivered to the mill.
- Rounding off may result in computational discrepancies.

MARIKANA MINE



Western Limb
N
Marikana Mine
Rustenburg
Pretoria
Kroondal Mine
CTRP
Johannesburg

MINERAL RESOURCES AT 30 JUNE 2006:
The tables below encompass the Mineral Resources contained in the Marikana orebody and No. 4 Shaft (previously included as part of the Kroondal Mine – P&SA1) of Marikana Mine.
The re-allocation of Mineral Resources for P&SA2 from the official agreement is for optimisation in terms of treatment plant location.

MARIKANA OREBODY:

- Mineral Resource tonnages and PGE-grades are reported inclusive of internal waste dilution.
- A buffer zone of 2.5m to 5m either side of the major faults and dykes has been excluded.
- Geological losses applied:
  - Opencast 4%
  - Underground 6%
- The following densities are applied:
  - Topsoil and oxide ore 3.0 t/m³
  - Transitional ore 3.3 t/m³
  - Fresh ore geostatistically estimated from borehole data

Marikana Orebody Mineral Resources

- Measured
- Indicated
- Inferred
- Mined out
- Exploration borehole



-44 000 Y
-45 000 Y
N
46 000 X
47 000 X
48 000 X
SCALE: 0 500 m

MINERAL RESOURCE

	Marikana orebody			No. 4 shaft			Marikana Mine			Marikana Mine Attributable to AQPSA		
Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Measured	10.41	3.57	1.20	19.35	5.85	3.64	29.77	5.05	4.83	14.88	5.05	2.42
Indicated	3.90	3.96	0.50	7.50	5.76	1.39	11.39	5.14	1.88	5.70	5.14	0.94
Inferred	3.28	2.84	0.30	0.40	5.61	0.07	3.67	3.14	0.37	1.84	3.14	0.19
Total	**17.59**	**3.52**	**2.00**	**27.25**	**5.82**	**5.10**	**44.83**	**4.92**	**7.08**	**22.42**	**4.92**	**3.55**

g/t = 4E PGE-grade (Pt+Pd+Rh+Au)

NOTES ON THE MINERAL RESOURCE STATEMENT:

- The Mineral Resource is inclusive of the Ore Reserve.
- The in situ corrected 4E PGE grade is used for the estimation of Mineral Resources.
- All dyke volumes are excluded from Mineral Resource estimations.
- Rounding off may result in computational discrepancies.


N
43 000 X
44 000 X
45 000 X
SCALE: 0 1 km

No. 4 Shaft Mineral Resources

- ☐ Measured
- ☐ Indicated
- ☐ Inferred
- ☐ Mined out
- o Exploration borehole

NO.4 SHAFT:

- The Mineral Resource tonnages and PGE-grades are reported exclusive of internal and external waste dilution.
- Geological losses applied: 22%
- The geostatistically estimated density is used for the chromite and 3.12 t/m^3 for the waste material in the underground areas.
- A density of 3.8 t/m^3 is used for the chromite and 3.0 t/m^3 for the waste in the opencast areas.

MINERAL RESOURCE AFTER APPLICATION OF GEOLOGICAL LOSSES

	Marikana orebody			No. 4 shaft			Marikana Mine			Marikana Mine Attributable to AQPSA		
Category	**Mt**	**4E PGE g/t**	**4E PGE Moz**	**Mt**	**4E PGE g/t**	**4E PGE Moz**	**Mt**	**4E PGE g/t**	**4E PGE Moz**	**Mt**	**4E PGE g/t**	**4E PGE Moz**
Measured'	9.92	3.57	1.14	15.21	5.85	2.86	25.13	4.95	4.00	12.56	4.95	2.00
Indicated	3.31	3.96	0.42	6.03	5.76	1.12	9.34	5.12	1.54	4.67	5.12	0.77
Inferred	1.97	2.84	0.18	0.32	5.62	0.06	2.28	3.23	0.24	1.14	3.23	0.12
Total	**15.20**	**3.56**	**1.74**	**21.56**	**5.82**	**4.04**	**36.75**	**4.89**	**5.78**	**18.37**	**4.89**	**2.89**

g/t = 4E PGE-grade (Pt+Pd+Rh+Au)

NOTES ON THE MINERAL RESOURCE STATEMENT:

- The Mineral Resource is inclusive of the Ore Reserve.
- The in situ corrected 4E PGE grade is used for the estimation of Mineral Resources.
- All dyke volumes are excluded from Mineral Resource estimations.
- Rounding off may result in computational discrepancies.

MARIKANA MINE

CONTINUED

ORE RESERVES AT 30 JUNE 2006:

The tables below encompass the Ore Reserves contained in the Marikana orebody and No. 4 Shaft (previously included as part of the Kroondal Mine – P&SA1) of Marikana Mine. Current practice at Marikana Mine is to mine the Leader Seam, Main Seam, all internal waste and allowance for 0.2m footwall overbreak in the underground sections.



-44 000 Y
-45 000 Y
46 000 X
47 000 X
48 000 X
N
SCALE: 0 500 m

MARIKANA OREBODY METAL SPLIT



○ Pt	59.7%
● Pd	28.5%
Rh	10.9%
● Au	1.0%

Marikana Orebody Ore Reserves

- Proved
- Mined out
- Exploration borehole

MARIKANA OREBODY:

- All dyke volumes are excluded from Ore Reserve estimations.
- A buffer zone of 2.5m to 5m either side of the major faults and dykes has been excluded.
- A pillar loss of 17% is applied in the underground section.
- No underground or surface scalping is applied.
- A mining loss of 2% is applied to the ROM ore (opencast and underground).
- External waste dilution of 17% is applied for the opencast areas and 15% for the underground areas.
- A crownpillar of 20m between the opencast and underground workings.

- The following densities are applied:

  Topsoil and oxide ore 3.0 t/m³

  Transitional ore 3.3 t/m³

  Fresh ore geostatistically estimated from borehole data

- Infill drilling of 35 boreholes (4 584m) enhanced the genetic and structural interpretation. The reef widths for 17 boreholes and PGE grades for 8 boreholes is currently incorporated into the geological database.
- The geological model will thus be revised as soon as all data has been incorporated into the database.
- The opencast Ore Reserve decreased due to a revision and reduction in the opencast highwall.
- Re-interpretation of the geological structure resulted in a slight decrease for the underground Ore Reserve.
- A Whittle pit optimisation was performed after completion of the exploration drilling programme and revision of the geological model.


-37 000 Y
-38 000 Y
-39 000 Y
-40 000 Y
-41 000 Y
-42 000 Y
-43 000 Y
N
43 000 X
44 000 X
45 000 X
SCALE: 0
1 km

No. 4 Shaft Ore Reserves

- Proved
- Probable
- Mined out
- Exploration borehole

NO.4 SHAFT METAL SPLIT


Pt 59.4%
Pd 30.0%
Rh 9.7%
Au 0.7%

NO 4 SHAFT:

- All dyke volumes are excluded from Ore Reserve estimations.
- Pillar loss varies between 10% and 30% depending on the depth below surface.
- Scalping of waste material applied: 7% of parting
- A mining loss of 5% is applied to the ROM ore.
- Additional hangingwall dilution of varying widths is applied in the Bleskop and Brakspruit blocks where the width between the lowermost chromitite stringer in the hangingwall and the top of the Leader Seam is less than 0.3m.
- Infill drilling of an additional 8 exploration boreholes was completed.
- The assays for the FY05 infill drilling were incorporated into the database.

ORE RESERVE

	Marikana orebody			No. 4 shaft			Marikana Mine			Marikana Mine Attributable to AQPSA		
Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Opencast												
Proved	7.11	3.06	0.70	0.55	5.82	0.10	7.66	3.26	0.80	3.83	3.26	0.40
Probable				0.88	5.58	0.16	0.88	5.58	0.16	0.44	5.58	0.08
Underground												
Proved	3.47	3.09	0.34	21.04	3.13	2.12	24.52	3.12	2.46	12.26	3.12	1.23
Probable				6.07	3.20	0.62	6.07	3.20	0.62	3.03	3.20	0.31
Total	**10.58**	**3.07**	**1.04**	**28.54**	**3.27**	**3.00**	**39.13**	**3.22**	**4.04**	**19.56**	**3.22**	**2.02**

g/t = corrected 4E PGE-grade (Pt+Pd+Rh+Au)

NOTES ON THE ORE RESERVE STATEMENT:

- The Ore Reserve is quoted as fully diluted delivered to the mill.
- The Ore Reserve tonnages and PGE grades are reported inclusive of internal and external waste dilutions.
- Rounding off may result in computational discrepancies.

EVEREST MINE


Mokopane (Potgietersrus)
Steelpoort
Everest
Marikana
Rustenburg
Pretoria
Middelburg
Townlands
Kroondal

MINERAL RESOURCES AT 30 JUNE 2006:
The tables below encompass the Mineral Resources and Mineral Resources after application of geological losses contained in Everest Mine. Decline development and the build-up to full scale production are progressing according to schedule.

NOTES ON THE MINERAL RESOURCE STATEMENT:

- The Mineral Resource is inclusive of the Ore Reserve.
- The in situ corrected 4E PGE grade is used for the estimation of Mineral Resources.
- All dyke volumes are excluded from Mineral Resource and Ore Reserve estimations.
- A buffer zone of 10m either side of the major dykes and faults has been excluded.
- All internal waste, encompassing mineralised internal waste, is included in the Mineral Resource estimations.
- Geological losses of 10% is applied.
- Rounding off may result in computational discrepancies.

MINERAL RESOURCE

Category	Mt	4E PGE g/t	4E PGE Moz
Supply			
Measured	19.05	3.76	2.30
Indicated	18.17	3.23	1.88
Inferred	6.92	2.36	0.52
Total	**44.14**	**3.32**	**4.70**

g/t = 4E PGE-grade (Pt+Pd+Rh+Au)

MINERAL RESOURCE AFTER APPLICATION OF GEOLOGICAL LOSSES

Category	Mt	4E PGE g/t	4E PGE Moz
Measured	17.14	3.76	2.07
Indicated	16.35	3.23	1.70
Inferred	6.23	2.36	0.47
Total	**39.72**	**3.32**	**4.24**

g/t = 4E PGE-grade (Pt+Pd+Rh+Au)


89 000 Y
88 000 Y
87 000 Y
86 000 Y
N
782 000 X
783 000 X
784 000 X
SCALE: 0
500 m

Mineral Resources

- Measured
- Indicated
- Inferred
- Mined out
- Dyke
- Exploration borehole

EVEREST METAL SPLIT



Pt	58.8%
Pd	29.6%
Rh	10.7%
Au	0.9%

ORE RESERVES AT 30 JUNE 2006:

The tables encompass the Ore Reserves contained in Everest Mine. The opencast and underground boundaries and the SG used for the shallower ore have been revised. Re-interpretation of the effect of the hangingwall shear on waste dilution resulted in lowering the PGE grade.

NOTES ON THE ORE RESERVE STATEMENT:

- The Ore Reserve is quoted as fully diluted delivered to the mill.
- All dyke volumes are excluded from Ore Reserve estimations.
- A buffer zone of 10m either side of the major dykes and faults has been excluded.
- A mining loss of 2% is applied to the ROM ore in the underground section.
- An ore loss factor of 5% and a dilution factor of 5% was applied to the opencast Ore Reserve.
- All internal waste, encompassing mineralised internal waste, is included in the Ore Reserve estimations.
- No underground or surface scalping is applied.
- Dilution includes:
  Footwall allowable overbreak of 0.15m.
  A minimum hangingwall overbreak of 0.10m.
  Additional hangingwall dilution up to the top of the hangingwall shear if the width between the bottom of the shear and the top of the reef is less than 0.50m.
- Rounding off may result in computational discrepancies.

Densities applied:

Hangingwall waste	2.8
Footwall waste	3.1
Opencast ore	3.44
Underground ore above 50m B.S.	3.54
Underground ore below 50m B.S.	geostatistically estimated

Minimum stoping width:

Breast mining	1.50m
Bord and pillar mining	1.80m

Pillar losses:

Breast mining	9.70%

Bord and pillar mining:

0-130m B.S.	11.1%
130-200m B.S.	14.8%
200-230m B.S.	16.7%

ORE RESERVE

Category		Mt	4E PGE g/t	4E PGE Moz
Opencast	Proved	0.17	1.89	0.01
	Probable	0.17	2.86	0.02
Underground	Proved	14.59	3.15	1.48
	Probable	9.63	3.11	0.96
Total		**24.56**	**3.12**	**2.47**

g/t = 4E PGE-grade (Pt+Pd+Rh+Au)


89 000 Y
88 000 Y
87 000 Y
86 000 Y
N
782 000 X
783 000 X
784 000 X
SCALE: 0 500 m

Ore Reserves

- Proved
- Probable
- Mined out
- Dyke
- Exploration borehole

MIMOSA MINE



Harare
Great Dyke
Bulawayo
Mimosa
ZIMBABWE

MINERAL RESOURCES AT 30 JUNE 2006:
The tables below encompass the Mineral Resources contained in the South Hill (including oxidised zones) and North Hill areas. Current mining is at a stoping width of 1.91m with four semi-mechanised sections mining at 1.8m and six mechanised sections mining at 1.95m. Similar to FY2005, the mining method is based on optimisation of PGEs with the hangingwall position at 0.45m above the PGE peak base and the footwall at 1.35m and 1.50m below the PGE peak datum for the two sections respectively.

MINERAL RESOURCES BASED ON A 1.8m CUT

South Hill

Category	Mt	4E PGE g/t	4E PGE Moz
Supply			
Measured	40.80	4.15	5.44
Indicated	24.20	3.76	2.93
Inferred	13.52	4.06	1.76
Inferred (Oxides)	5.98	3.91	0.75
Total	**84.50**	**4.01**	**10.88**

g/t = 4E PGE-grade (Pt+Pd+Rh+Au)

North Hill

Category	Mt	4E PGE g/t	4E PGE Moz
Inferred	43.78	3.98	5.60

g/t = 4E PGE-grade (Pt+Pd+Rh+Au)

MINERAL RESOURCES BASED ON A 1.95m CUT

South Hill

Category	Mt	4E PGE g/t	4E PGE Moz
Supply			
Measured	44.20	4.01	5.70
Indicated	26.21	3.58	3.02
Inferred	14.65	3.89	1.83
Inferred (Oxides)	6.48	3.74	0.78
Total Supply	**91.54**	**3.85**	**11.33**

g/t = 4E PGE-grade (Pt+Pd+Rh+Au)

North Hill

Category	Mt	4E PGE g/t	4E PGE Moz
Supply			
Inferred	47.43	3.81	5.81

g/t = 4E PGE-grade (Pt+Pd+Rh+Au)

NOTES ON THE MINERAL RESOURCE STATEMENT:

- Measured and Indicated Mineral Resources are reported inclusive of Proved and Probable Ore Reserves respectively.
- In situ grades have been used for the estimation of Mineral Resources.
- Determination of the economic channel is based on optimisation of the PGE metal content only (excluding base metal content).
- No pillar losses have been applied to the Mineral Resources.
- The above Mineral Resources have taken into account the following loss factors:

  Measured Resource – 6% for dykes, faults and joints, 5% for washouts and abnormal reef;
  Indicated Resource – 6% for dykes, faults and joints, 8% for washouts and abnormal reef;
  Inferred Resource – 6% for dykes, faults and joints, 8% for washouts and abnormal reef;
  Inferred bad ground – 13% for dykes, faults and joints, 8% for washouts and abnormal reef;
  Oxides – none; and
  North Hill Inferred Resource – 14% geological losses.
- Known anomalous zones and washout channels have been excluded from the Mineral Resources.
- Oxide material is quoted separately as on-going metallurgical testwork is being conducted to verify the economic viability of these Resources.

- Infill drilling of 5 boreholes at South Hill allowed upgrading of a portion of the Indicated to a Measured Mineral Resource.
- Material gain at the North Hill Inferred Resource and the 4E PGE-grades now quoted as 4E PGE as a result of exploration drilling of 5 boreholes.
- Rounding off may result in computational discrepancies.

METAL SPLITS



Pt	49.2%
Pd	38.2%
Rh	4.2%
Au	8.4%


80 000 Y
85 000 Y
N
40 000 X
45 000 X
50 000 X
North Hill
South Hill
SCALE: 0 1 km

Mineral Resources

- Measured
- Indicated
- Inferred
- Bad ground
- Inferred oxides
- Anomalous zone
- Mined out
- Exploration borehole

MIMOSA MINE

CONTINUED


Harare
Great Dyke
Bulawayo
Mimosa
ZIMBABWE

Ore Reserves at 30 June 2006:

The tables below encompass the Ore Reserves contained in the South Hill area at a stoping width of 1.91m. Current practice at Mimosa is 4 semi-mechanised sections mining at 1.8m and 6 mechanised sections mining at 1.95m resulting in an average stope width of 1.91m.

Trial mining indicated the economic viability of on-going expansion of the semi-mechanised sections mining at a channel width of 1.8m to mechanised sections mining at a channel width of 1.95m in order to optimise extraction from the Mineral Resource base.

ORE RESERVES BASED ON A 1.91m CUT

South Hill

Category		Mt	4E PGE g/t	4E PGE Moz
Underground	Proved	18.52	3.71	2.21
	Probable	14.98	3.52	1.69
Total		**33.50**	**3.62**	**3.90**

g/t = 4E PGE-grade (Pt+Pd+Rh+Au)

NOTES ON THE ORE RESERVE STATEMENT:

- The above Ore Reserves have been quoted as fully diluted delivered to mill.
- The area that can convert from Measured and Indicated Mineral Resources to Proved and Probable Ore Reserves respectively are constrained to inside a 1.5 km strike limit from the inclines of the Blore shaft.
- Each individual PGE metal has the following decrease from:

	Pt	Pd	Rh	Au
In situ to blasted grades	-2%	-2%	-2%	-13%
Blasted to mill feed grades	-6%	-7%	-3%	-5%

- The increased Mineral Resource PGE-grade is not reflected in the Ore Reserve grade due to an increase in the losses from in situ to blasted to mill feed grades.
- The following losses have been applied during conversion from a Mineral Resource to an Ore Reserve:
  - Proved – 13% pillar loss (ranging between 10.4% and 20.8%) and 7% loss for blasted to hoisted tonnages;
  - Probable – 12% pillar loss and 7% loss for blasted to hoisted tonnages.
- Rounding off may result in computational discrepancies.


82 000 Y
84 000 Y
86 000 Y
N
46 000 X
48 000 X
50 000 X
52 000 X
SCALE: 0 1 km

Ore Reserves

- ☐ Proved
- ☐ Probable
- ☰ Mined out
- ■ Anomalous zone
- ○ Exploration borehole

Exploration drilling during the past financial year comprised mainly infill drilling on the existing mines.

The exploration drilling for the project phase of Kroondal Mine has been completed.

Limited infill drilling is planned for the deeper areas of the Kroondal block in order to upgrade the Indicated Resource to a Measured Resource.

Infill drilling during the project phase for the Kroondal Mine's Townlands block is restricted to the areas which will be mined during the first 2 years. Additional infill drilling is planned to upgrade the Indicated and Inferred Resources to a Measured Mineral Resource.

A total of 35 coring boreholes (totalling 4,584m) were drilled in the Marikana ore body of Marikana Mine which allowed re-interpretation of the geological structure and reef contours specifically along the western and north western side of the orebody. The excessive drilling costs for drilling through the centre waste dump constrain the additional planned drilling to angled boreholes from the edge of the waste dump.

An additional 8 exploration boreholes were drilled at Marikana Mine's No. 4 shaft to obtain reef elevations immediately to the west of the syenite dyke and to the south and north of the diabase dyke. Although these holes were drilled to assist mine planning, all reef intersections were sampled and assayed.

All data for the exploration drilling at Everest Mine has now been incorporated into the geological database hence no drilling was performed during the past financial year. However, infill drilling is planned for the next financial year as well as the onset of the exploration drilling at Hoogland.

Mimosa Mine's exploration drilling consisted of 5 boreholes in the northern portion of South Hill in order to upgrade the Indicated Resource to a Measured Resource. A total of 5 boreholes were drilled in the North Hill ore body which facilitates the Mineral Resource now to be reported at a 4E PGE-grade. All reef intersections were sampled and assayed as per the standard procedure.

Applications for prospecting permits have been lodged for all the current prospects including Hoogland, Sterkfontein, Walhalla and Chieftains Plain. The exploration programmes consisting of geophysical surveys, aerial photography and exploration drilling will commence once approval of the prospecting permits has been obtained.

Mineral Resources at 30 June 2006: Exploration activities target the Mineral Resources tabulated below to assist with the evaluation of projects.

MINERAL RESOURCES

Project	Farm	Reef	Category	Width (m)	SG t/m³	Mt	4E PGE g/t	4E PGE Moz	Comments
Everest Mine									
Southern Resource	Hoogland	UG2 Reef	Inferred Mineral Resource			9.0	3.5	1.01	Prospecting permit for PGMs
Western Resource	Sterkfontein	UG2 Reef	Inferred Mineral Resource			13.0	3.5	1.46	Mining license
Eastern Bushveld	Chieftains Plain	UG2 Reef	Inferred Mineral Resource	1.40	3.7	115.0	5.7	21.07	Prospecting permit for PGMs
	Chieftains Plain	Merensky	Inferred Mineral Resource	1.15	3.2	85.0	4.3	11.75	Prospecting permit for PGMs
Eastern Bushveld	Walhalla	UG2 Reef	Inferred Mineral Resource	1.40	3.7	185.0	5.7	33.90	State-owned minerals – applied for prospecting permit
	Walhalla	Merensky	Inferred Mineral Resource	1.15	3.2	135.0	4.3	18.66	State-owned minerals – applied for prospecting permit

COMPARISON OF RESOURCES AND RESERVES

Mineral Resources

Rounding off may result in computational discrepancies

	June 2005 Kroondal Mine			June 2006 Kroondal Mine			June 2005 Kroondal Mine Attributable to AQPSA			June 2006 Kroondal Mine Attributable to AQPSA		
Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Measured	52.37	5.57	9.37	50.03	5.83	9.38	26.18	5.57	4.69	25.02	5.83	4.69
Indicated	10.28	5.49	1.81	9.26	6.16	1.83	5.14	5.49	0.91	4.63	6.16	0.92
Inferred	1.50	5.06	0.24	1.42	6.12	0.28	0.75	5.06	0.12	0.71	6.12	0.14
Total	**64.15**	**5.54**	**11.42**	**60.71**	**5.89**	**11.49**	**32.07**	**5.54**	**5.72**	**30.36**	**5.89**	**5.75**

	June 2005 Marikana Mine			June 2006 Marikana Mine			June 2006 Marikana Mine Attributable to AQPSA		
Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Measured	12.17	3.57	1.40	29.77	5.05	4.83	14.88	5.05	2.42
Indicated	4.28	3.95	0.54	11.39	5.14	1.88	5.70	5.14	0.94
Inferred	3.32	2.90	0.31	3.67	3.14	0.37	1.84	3.14	0.19
Total	**19.77**	**3.54**	**2.25**	**44.83**	**4.92**	**7.08**	**22.42**	**4.92**	**3.55**

	June 2005 Everest Mine			June 2006 Everest Mine		
Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Measured	21.77	3.63	2.54	19.05	3.76	2.30
Indicated	20.04	3.50	2.26	18.17	3.23	1.88
Inferred	3.94	3.44	0.44	6.92	2.36	0.52
Total	**45.75**	**3.56**	**5.24**	**44.14**	**3.32**	**4.70**

	June 2005 Mimosa Mine			June 2006 Mimosa Mine			June 2005 Mimosa Mine Attributable to AQP			June 2006 Mimosa Mine Attributable to AQP		
Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Measured	39.40	4.18	5.29	44.20	4.01	5.70	19.70	4.18	2.64	22.10	4.01	2.85
Indicated	27.24	3.93	3.44	26.21	3.58	3.02	13.62	3.93	1.72	13.11	3.58	1.51
Inferred	13.52	4.06	1.76	14.65	3.89	1.83	6.76	4.06	0.88	7.33	3.89	0.92
Inferred (Oxides)	5.98	3.91	0.75	6.48	3.74	0.78	2.99	3.91	0.38	3.24	3.74	0.39
Total	**86.14**	**4.06**	**11.24**	**91.54**	**3.85**	**11.33**	**43.07**	**4.06**	**5.62**	**45.78**	**3.85**	**5.67**

	June 2005 Total AQPSA			June 2006 Total AQPSA			June 2005 Total AQP			June 2006 Total AQP		
Category	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz	Mt	4E PGE g/t	4E PGE Moz
Measured	60.13	4.46	8.62	58.95	4.96	9.41	79.82	4.39	11.27	81.05	4.70	12.25
Indicated	29.46	3.91	3.71	28.49	4.08	3.74	43.08	3.92	5.43	41.60	3.93	5.25
Inferred	8.01	3.37	0.87	9.46	2.79	0.85	14.77	3.68	1.75	16.79	3.27	1.77
Inferred (Oxides)							2.99	3.91	0.38	3.24	3.74	0.39
Total	97.60	4.21	13.20	96.90	4.49	14.00	140.66	4.16	18.83	142.68	4.29	19.66

Ore Reserves

Rounding off may result in computational discrepancies

		June 2005			June 2006			June 2005			June 2006		
		Kroondal Mine			Kroondal Mine			Kroondal Mine Attributable to AQPSA			Kroondal Mine Attributable to AQPSA		
Category		**Mt**	**4E PGE g/t**	**4E PGE Moz**	**Mt**	**4E PGE g/t**	**4E PGE Moz**	**Mt**	**4E PGE g/t**	**4E PGE Moz**	**Mt**	**4E PGE g/t**	**4E PGE Moz**
Opencast	Proved	0.44	4.01	0.06	0.04	4.17	0.01	0.22	4.01	0.03	0.02	4.17	0.00
	Probable	0.41	4.38	0.06				0.20	4.38	0.03			
Underground	Proved	58.68	2.98	5.62	57.82	2.95	5.48	29.34	2.98	2.81	28.91	2.95	2.74
	Probable	10.57	2.98	1.01	9.45	3.23	0.98	5.29	2.98	0.51	4.73	3.23	0.49
Total		**70.10**	**2.99**	**6.75**	**67.31**	**2.99**	**6.47**	**35.05**	**2.99**	**3.38**	**33.66**	**2.99**	**3.23**

		June 2005			June 2006			June 2006		
		Marikana Mine			Marikana Mine			Marikana Mine Attributable to AQPSA		
Category		**Mt**	**4E PGE g/t**	**4E PGE Moz**	**Mt**	**4E PGE g/t**	**4E PGE Moz**	**Mt**	**4E PGE g/t**	**4E PGE Moz**
Opencast	Proved	8.77	3.15	0.89	7.66	3.26	0.80	3.83	3.26	0.40
	Probable	0.95	3.55	0.11	0.88	5.58	0.16	0.44	5.58	0.08
Underground	Proved	3.59	2.95	0.34	24.52	3.12	2.46	12.26	3.12	1.23
	Probable				6.07	3.20	0.62	3.03	3.20	0.31
Total		**13.31**	**3.12**	**1.34**	**39.13**	**3.22**	**4.04**	**19.56**	**3.22**	**2.02**

		June 2005			June 2006		
		Everest Mine			Everest Mine		
Category		**Mt**	**4E PGE g/t**	**4E PGE Moz**	**Mt**	**4E PGE g/t**	**4E PGE Moz**
Opencast	Proved	0.61	5.40	0.11	0.17	1.89	0.01
	Probable	0.84	4.16	0.11	0.17	2.86	0.02
Underground	Proved	14.53	3.23	1.51	14.59	3.15	1.48
	Probable	10.81	3.12	1.08	9.63	3.11	0.96
Total		**26.79**	**3.26**	**2.81**	**24.56**	**3.12**	**2.47**

		June 2005			June 2006			June 2005			June 2006		
		Mimosa Mine			Mimosa Mine			Mimosa Mine Attributable to AQP			Mimosa Mine Attributable to AQP		
Category		**Mt**	**4E PGE g/t**	**4E PGE Moz**	**Mt**	**4E PGE g/t**	**4E PGE Moz**	**Mt**	**4E PGE g/t**	**4E PGE Moz**	**Mt**	**4E PGE g/t**	**4E PGE Moz**
Opencast	Proved												
	Probable												
Underground	Proved	16.13	3.76	1.95	18.52	3.71	2.21	8.07	3.76	0.97	9.26	3.71	1.10
	Probable	16.22	3.54	1.85	14.98	3.52	1.69	8.11	3.54	0.92	7.49	3.52	0.85
Total		**32.35**	**3.65**	**3.80**	**33.50**	**3.62**	**3.90**	**16.18**	**3.65**	**1.89**	**16.75**	**3.62**	**1.95**

		June 2005			June 2006			June 2005			June 2006		
		Total AQPSA			Total AQPSA			Total AQP			Total AQP		
Category		**Mt**	**4E PGE g/t**	**4E PGE Moz**	**Mt**	**4E PGE g/t**	**4E PGE Moz**	**Mt**	**4E PGE g/t**	**4E PGE Moz**	**Mt**	**4E PGE g/t**	**4E PGE Moz**
Opencast	Proved	9.60	3.31	1.02	4.01	3.21	0.41	9.60	3.31	1.02	4.01	3.21	0.41
	Probable	1.99	3.89	0.25	0.61	4.81	0.09	1.99	3.89	0.25	0.61	4.81	0.09
Underground	Proved	47.46	3.05	4.66	55.76	3.04	5.45	55.52	3.16	5.63	65.02	3.13	6.55
	Probable	16.10	3.07	1.59	17.39	3.16	1.77	24.20	3.23	2.51	24.88	3.27	2.61
Total		**75.15**	**3.11**	**7.52**	**77.77**	**3.09**	**7.72**	**91.31**	**3.21**	**9.41**	**94.52**	**3.18**	**9.66**

AQPSA MANAGEMENT

Stuart Murray – B.Sc. (Chem.Eng), AMI ChemE
Executive Chairman
After obtaining his degree in Chemical Engineering from Imperial College, London, Mr Murray commenced his career in 1984 with Impala Platinum Holdings Limited (Implats). Following a 17-year career at Implats, Mr Murray joined Aquarius Platinum Limited in May 2001 as Chief Executive Officer.

Gert Ackerman – Pr Tech Eng
Managing Director
Mr Ackerman has had extensive experience in platinum mining in South Africa. Prior to joining AQPSA in 2003, he worked at Implats, where, as Operations Executive, he was responsible for operations at Rustenburg, Barplats and Marula. Mr Ackerman is responsible for the Aquarius Platinum Limited Group's South African operations, which include implementing and overseeing the continued expansion at Kroondal, Marikana and the construction of Everest.
Mr Ackerman holds professional and academic qualifications, including a Higher National Diploma in Metalliferous Mining; and various certificates in Mine Competency. Mr Ackerman has completed the Management Development Programme Diploma at UNISA and the Senior Executive Program at Columbia University in New York.

Ayanda Khumalo – B Compt. (Hons), CA(SA)
Finance Director
Mr Khumalo's background is in auditing, financial management and corporate finance. He completed his auditing articles with Deloitte & Touche. Mr Khumalo has held executive positions in the Corporate Finance divisions of Corpcapital Limited and Ernst & Young in Johannesburg and as audit manager and director at Ernst & Young in Mafikeng, South Africa. Prior to joining AQPSA in May 2004, Mr Khumalo was Senior Manager, Corporate Banking, at Nedbank in Johannesburg.

Anton Wheeler – Pr Tech Eng
Operations Director
Mr Wheeler joined Aquarius Platinum South Africa in April 2006 as Operations Director, responsible for the day-to-day management of Aquarius Platinum's South African operations. He commenced his career in gold and coal mining, moving to platinum mining in 1988 when he joined Impala Platinum, where he held various positions including the implementation of Best Practice Mining. Mr Wheeler also held the position of Operations Director at Zimplats in Zimbabwe.

Graham Ferreira – B.Compt (Hons), B.Acc, CFA
General Manager Finance and Company Secretary
Mr Ferreira has had 15 years experience in the mining industry with the last five of these spent at Kroondal and AQPSA.

Hugo Höll – B.Sc. (Chem Eng), MBA
General Manager Everest
Mr Höll joined AQPSA in 2002 with responsibility for the Everest South Feasibility Study. He was subsequently appointed General Manager and managed the project through construction and commissioning, assuming operational responsibility. Mr Höll brings with him 10 years experience in the mining industry, six of which at senior management level.

Robert Mallinson – B.Eng (Hons) Mining Engineering
General Manager Marikana
Mr Mallinson joined the company in July 2004 and took over the general management of Marikana Mine. Mr Mallinson has over 17 years experience in the mining industry and has held senior positions in both surface and underground operations for mining houses and mining contractors in South Africa and Australia. He has previously been employed by AAC of SA, De Beers, DOIR (WA), and Brandrill (Pty) Ltd.

Gordon Ramsay – B.Sc. (Hons) (Chem. Eng)
General Manager Projects
Mr Ramsay has more than two decades experience in the mining industry. Previous positions were at the Department of Metallurgy in Zimbabwe and at the JCI group where he worked at both Consolidated Murchison and Rustenburg Platinum Mines. He joined Kroondal Mines in 1998.

Dave Starley – B.Sc. (Hons) (Mining)
General Manager Kroondal
Mr Starley has experience in gold, asbestos and platinum mining. He has spent the larger part of his career in the platinum industry and held management positions at Eastern Platinum and the Hartley Platinum project in Zimbabwe. He is an Associate of the Camborne School of Mines.

Gabriel de Wet – B.Sc. Eng (Mech)
General Manager Engineering
Mr de Wet oversees the implementation of maintenance strategy at AQPSA including infrastructural maintenance and capital projects. He has 15 years experience in the industry, with four of these in the platinum industry. He also holds a post graduate diploma in maintenance engineering.

Andy Kawa – B.Sc., MA, MBA
Transformation Executive
Ms Kawa has both local and international experience in finance and strategy. She spent 12 years working in the United States and United Kingdom at Otis World Headquarters. Back in South Africa, she was appointed General Manager: group strategy at Avmin, following which she spent some time as an analyst with RAD-AFC, a small asset management company.

MIMOSA MINE MANAGEMENT

Alex Mhembere – MBA, ACMA, ACIS, MABE
Managing Director
Mr Mhembere joined Mimosa in February 1998, as Finance and Administration Manager and was appointed Senior Mine Manager in 2000, General Manager in 2002, Resident Director in July 2004 and Managing Director in January 2005. Mr Mhembere is responsible to the board for the implementation of the Mimosa's strategic plan. His previous experience includes a stint as Business Planning and Development Manager, Finance Manager at Lonrho.

Winston Chitando – B. Acc. (UZ)
Commercial Director
Mr Chitando was appointed an Executive Director of Mimosa in 2002, and Commercial Director on 1 October 2006.. On leaving college in 1985, Mr Chitando joined Wankie Colliery. From 1990, he worked in various organisations before joining Zimasco in 1997. Mr Chitando is also a director of Zimasco in Zimbabwe.

Herbert S. Mashanyare – B.Sc. (Chem), MPhil (Applied Research in Metallurgy), M. Sc. Eng.
Technical Director
Mr Mashanyare was appointed Technical Director in July 2004 and is responsible for projects, research and development and the

implementation of best practice at Mimosa. He reports directly to the Managing Director. Mr Mashanyare was previously the Metallurgical Executive responsible for process projects and improvements. His prior work experience also includes eight years at Rio Tinto Zimbabwe, six years at the Institute of Mining Research and 13 years at Zimasco.

Peter R. Chimboza – B.Sc. (Physical Science) Luton.
Production Director
Mr Chimboza joined Mimosa Mining Co. (Pvt.) Ltd in August 2004 as General Manager and was appointed Production Director inJanuary 2006. Mr Chimboza is responsible for operations at Mimosa Mine. Prior to joining Mimosa, Mr Chimboza worked for Zisco Steel and Zimasco in senior management positions in the metallurgical processing operations.

Fungai Makoni – B.Com Accounting, CTA Part II FQE ICAZ
Company Secretary
Mr Makoni joined Mimosa in December 2003 as Finance Executive in the Harare office and was appointed Company Secretary in April 2004. After college, Mr Makoni trained with Deloitte and Touche in Zimbabwe before joining Zimasco in 2001 where he was the Finance Manager.

Nathan Shoko – B.Comm., Post Graduate Diploma in Applied Accounting, Diploma in Management Accounting
Finance Executive Operations
Mr Shoko joined Mimosa in August 2003 as Finance Executive responsible for finance and administration at the mine. Prior to joining Mimosa, Mr Shoko was the Finance Manager for Zimasco. After college, Mr Shoko trained with Deloittes and Touche in Zimbabwe before joining Zimasco in 1999.

Tapson Nyamambi – Certificate of Competency in Mine Surveying
Mining Executive
Mr Nyamambi was appointed Mining Executive in February 2006. Mr Nyamambi joined Mimosa in 1998 as a Production Superintendent and was promoted to Mine Manager in 2002. Prior to joining Mimosa, he worked as the Chief Surveyor for Zimasco Shurugwi Division for seven years.

The directors of Aquarius Platinum Limited (Aquarius) provide hereunder their report as to the results and state of affairs of the Group for the financial year ended 30 June 2006.

DIRECTORS

The names of the directors of the parent entity in office during the financial year and until the date of this report are as follows:

Nicholas T. Sibley FCA
Non-executive Chairman
Mr Sibley is a Chartered Accountant, a director of TanzaniteOne Ltd, Corney & Barrow Group Ltd and of two investment companies. He was formerly chairman of Wheelock Capital from 1994 to 1997, as well as executive chairman of Barclays de Zoete Wedd (Asia Pacific) Limited, from 1989 to 1993. Mr Sibley is a former managing director of Jardine Fleming Holdings Ltd and Barclays de Zoete Wedd Holdings Ltd. Mr Sibley was appointed to the Board of Aquarius in October 1999 and assumed the Chairmanship in July 2002. Mr Sibley is a member of the Audit/Risk, Nomination and Remuneration & Succession Planning Committees of the Group.

Stuart A. Murray B.Sc (Eng)
Chief Executive Officer
Mr Murray joined Aquarius during May 2001 and was appointed Chief Executive Officer in September 2001. He is also Chairman of Aquarius Platinum (South Africa) Pty Ltd, the Group's 50.5% owned subsidiary. After obtaining his degree in Chemical Engineering from Imperial College, London, Mr Murray commenced his career in 1984 with Impala Platinum Holdings Limited. Mr Murray is a member of the Nomination Committee and Executive Committee of AQPSA.

Patrick D. Quirk B.Com
Non-executive Director
Mr Quirk has had a long and successful career in the metals and mining sectors, operating in Zimbabwe, South Africa, the United Kingdom, Switzerland and Monaco. He was part of a consortium which purchased the Mimosa Platinum Mine from Union Carbide in 1993. He is currently a director of Tati Nickel. Mr Quirk holds a commerce degree from Rhodes University, Grahamstown. Mr Quirk was appointed to the Board of Aquarius during July 2002 and is a member of the Nomination Committee of the Group.

Sir William Purves CBE DSO GBM
Non-executive Director
Sir William Purves joined the Hong Kong and Shanghai Banking Corporation in 1954 (now part of the HSBC Group) being appointed Chief Executive in 1986 and Group Chairman the following year. Following its acquisition in 1992, he also became Chairman of Midland Bank. He retired from the HSBC Group in 1998 after 44 years service. Sir William Purves is a non-executive director of a number of private companies and was a non-executive director of Shell Transport and Trading from 1993 to 2002. He was also a member of the Executive Council, Hong Kong's highest policy-making body. He was appointed a Commander of the Order of the British Empire in 1990 and was Knighted in 1993. Sir William Purves was appointed to the Board of Aquarius during February 2004 and is Chairman of the Audit/Risk Committee, Senior Independent Director of the Company and a member of the Nomination Committee.

David R. Dix B.Ec; LLB; Grad Dip (Tax Law)
Non-executive Director
Mr Dix's background is in economics, law and taxation and he is a Barrister and Solicitor in the High Court of Australia. He has held various positions with Shell Australia Limited and worked for 16 years in Corporate Advisory at both Macquarie Bank Limited and UBS AG specialising in the mining industry, including Head of Resources for Asia Pacific and in London as Head of Mining. Mr Dix is Executive Chairman of Australian Oil Company, AED Oil Limited and Chairman of Quadrem Limited, a Company which provides eBusiness solutions to the resource sector. He brings to Aquarius a wealth of experience gained in the international business and resources communities. Mr Dix was appointed to the Aquarius Board in March 2004 and is a member of the Audit/Risk, and Nomination Committees.

G. Edward Haslam
Non-executive Director
Mr Haslam joined Lonmin in 1981 and was appointed a director of Lonmin plc in 1999 and Chief Executive Officer in November 2000. He retired from Lonmin plc in April 2004. Mr Haslam is Chairman of HighRidge Resources plc and a Director of AIM listed Cluff Gold plc. Mr Haslam was appointed to the Aquarius Board in May 2004 and is Chairman of the Remuneration & Succession Planning Committee and a member of the Audit/Risk, and Nomination Committees.

Zwelakhe Sisulu
Non-executive Director
Mr Sisulu commenced his career as a journalist in South Africa in the 1970's. A notable political correspondent, his writings and political activities led him to be placed under house arrest during the

apartheid era, later returning to work as the editor of the New National Newspaper. In 1994 he joined the South African Broadcasting Corporation where he was CEO. He is currently Chairman of Savannah Resources (Pty) Ltd, Dirleton Minerals & Energy (Pty) Ltd, Executive Chairman of Afrimineral Holdings (Pty) Ltd and Universal Media (Pty) Ltd. Mr Sisulu was educated in Swaziland, Soweto and later at the INSEAD Institute in Paris and was a Nieman Fellow at Harvard University. Mr Sisulu holds numerous international awards for his work in human rights, as well as the Presidential Award of South Africa, awarded by Nelson Mandela in 1998. Mr Sisulu was appointed to the Aquarius Board in February 2005 and is a member of the Nomination Committee of the Group.

Timothy Freshwater
(appointed 9 August 2006)
Non-executive Director
Mr Freshwater is a solicitor in the UK and Hong Kong and has been involved in Asian markets for over 30 years. Mr Freshwater, Vice Chairman of Goldman Sachs Asia, is also a Director of a number of companies, including Liu Chong Hing Bank Limited, Pacific Century Insurance Holdings Limited and Cosco Pacific Limited. He is a member of the board of directors of the Community Chest of Hong Kong.

Catherine E. Markus BA, LLB
(resigned 17 January 2006)
Non-executive Director
Mrs Markus is a qualified attorney, notary and conveyancer and since practising as an attorney in South Africa has held internal corporate lawyer appointments in engineering and platinum mining companies for the last 20 years. Mrs Markus is an Executive Director of Impala Platinum Holdings Limited, the world's second largest platinum producer. Mrs Markus was appointed to the Aquarius Board in December 2000 and was a member of the Nomination, and Remuneration & Succession Planning Committees. Mrs Markus resigned from the Aquarius Board on 17 January 2006.

Willi M.P. Boehm
Company Secretary
Willi Boehm joined Aquarius in June 1995. He has been with the Company since the commencement of its involvement in the platinum sector and is responsible for the Company's Corporate Affairs. He has 25 years experience.

INTERESTS IN THE SHARES AND OPTIONS OF THE COMPANY
As at the date of this report, the interest of the Directors in the shares and options of Aquarius Platinum were:

Director	Common Shares	Options exercisable at £2.54 per share up to 11 October 2011
N.T. Sibley	620 000	-
S.A Murray	300 000	209 865
P.D Quirk	429 878	-
Sir W. Purves	-	-
D.R. Dix	-	-
G.E Haslam	5 000	-
Z. Sisulu	-	-
T Freshwater	-	-

PRINCIPAL ACTIVITIES
The principal activities of companies within the Group during the financial year were mineral exploration, mine development, concentrate production and investment. During the year, the principal focus revolved around the operations of the Kroondal platinum mine, the Marikana platinum mine, the Mimosa platinum mine and the commencement of production at the Everest platinum mine.

RESULTS OF OPERATIONS
The consolidated net profit of the Group after provision for income tax and outside equity interests was $85.630m (2005:$20.950m).

REVIEW OF OPERATIONS
Operational highlights during the year included:
- Group attributable production of 447,693 PGM ounces (2005: 327,669 PGM ounces), up 37%
- Record production at Kroondal as expansion ramped up at the P&SA1.
- Execution of the Marikana Pool & Share Agreement to be called the P&SA2.
- Commissioning of Everest mine ahead of schedule in December 2005, continuing ramp up into 2006.
- Completion of Mimosa's Wedza Phase IV expansion to deliver more production in the 2007 financial year.

Production of PGMs attributable to shareholders of Aquarius increased 37% to 447,693 PGM ounces from 327,669 PGM ounces. All mines recorded increased production, with the exception of Marikana where Aquarius' attributable production was shared following the implementation of P&SA2 in September 2005. The P&SA2 will raise total production and add up to 10 years additional mine life.

In South Africa, the Kroondal P&SA1 is complete with the project anticipated to produce 505,000 PGM ounces (50% attributable to Aquarius) per annum, with a significant life-of-mine extension to 2017.

The Marikana Pool & Share Agreement (P&SA2) was completed in September 2005, with construction of underground activities progressing well. As Marikana transforms into an underground focussed operation, the mine is targeting production of 250,000 PGM ounces a year (50% attributable to Aquarius), with a significant life-of-mine extension to 2024.

In December 2005, the Everest Mine completed construction and was transferred to operational status as of 1 January 2006. Production is currently split between open pit and underground operations. In the 2007 financial year the operation will move exclusively underground and complete its ramp-up and to produce an annual average of 225,000 PGM ounces over the project's 10 year life-of-mine.

The Chrome Tailing Retreatment Project (CTRP) continues to ramp up production with improvements towards the year-end suggesting a more positive outlook.

In Zimbabwe, the Mimosa Mine completed the Wedza IV Upgrade expansion, increasing production capacity to 168,750 PGM ounces from 135,000 PGM ounce capacity (Aquarius attributable 50%).

Operating Results

Aquarius recorded consolidated earnings for the year to 30 June 2006 of $85.6 million equal to US 101 cents per share, a 309% increase in net profit over the previous year. The increase is attributed to a 37% increase in production to 447,693 PGM ounces and an increase in the average 4E PGM basket price (Platinum, palladium, rhodium and gold) for the Group to US$932 per ounce in 2006 compared to US$641 per ounce in 2005.

Revenues from ordinary activities for the period rose 92% to $426.6 million (comprising sales revenue of $417.4 million and interest and other income of $9.2 million) from $223.1 million (sales revenue $210.1 million and interest and other income of $12.2 million). The increased revenue was due to a 37% increase in PGM production and a 45% increase in the average PGM basket price over the year.

Cost of production for the year at $223.1 million was lower at $498 per PGM ounce from $534 per PGM ounce in FY 2005. The Group cash balance has increased by $87 million since 30 June 2005 to $162.4 million at 30 June 2006.

DIVIDENDS

The 2005 final dividend of 5 US cents per common share was paid on 7 October 2005. An interim dividend of 6 US cents per common share was paid on 23 March 2006. The directors have declared a final dividend of 18 US cents per common share for the year ended 30 June 2006.

SIGNIFICANT CHANGES IN THE GROUP'S STATE OF AFFAIRS

The directors are not aware of any significant changes in the state of affairs of the Group that occurred during the financial year, which has not been covered elsewhere in this annual report.

EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

The directors declared a dividend of $0.18 per share on 10 August 2006. There have been no other reportable events subsequent to the end of the financial year.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

Other than matters referred to in this report, the directors make no comments regarding the likely developments in the operations of the Group and the expected results of those operations in subsequent financial years. In the opinion of the directors, any further disclosures would prejudice the interests of the Group.

ENVIRONMENTAL REGULATION AND PERFORMANCE

Companies within the Aquarius Platinum Group are required, on cessation of mining operations, to rehabilitate the relevant mining area on which mining operations have been conducted. Mr Gert Ackerman, managing director of AQPSA, is the officer responsible for compliance on these matters for all South African properties within the Group. Mr Alex Mhembere Managing Director of Mimosa Group of Companies in Zimbabwe, is the officer responsible on these matters for all Zimbabwean located properties within the Group. The Company makes annual contributions to established trusts in order to provide for its obligations in respect of environmental rehabilitation. Environmental activities are continuously monitored to ensure that established criteria from each operations' environmental management programme, approved by relevant authorities, has been met. There have been no known significant breaches of any environmental conditions.

MEETINGS OF DIRECTORS

The number of meetings of the board of directors of the parent entity held during the year ended 30 June 2006 and the number of meetings attended by each director are tabled below:

Director	Number of meetings held whilst in office				Number of meetings attended			
	Board	Remuneration & Succession Planning	Audit/Risk	Nomination	Board	Remuneration & Succession Planning	Audit & Risk Management	Nomination
N.T. Sibley	4	3	4	1	4	3	3	1
S.A. Murray	4	–	–	1	4	–	–	1
D.R. Dix	4	–	4	1	4	–	4	1
G.E. Haslam	4	3	4	1	4	3	4	1
C.E. Markus [1]	2	1	–	0	1	0	–	0
Sir W. Purves	4	–	4	1	4	–	4	1
P.D. Quirk	4	–	–	1	4	–	–	1
Z. Sisulu	4	–	–	1	3	–	–	1
T. Freshwater [1]	0	–	–	0	0	–	–	0

[1] Mrs C.E. Markus retired as a director on 17 January 2006 and Mr T. Freshwater was appointed a director on 9 August 2006

DIRECTORS' AND OFFICERS' INSURANCE

During the year, the parent entity has paid an insurance premium in respect of a contract insuring against liability of current directors and officers. The directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the directors' and officers' liability insurance contract, as such disclosure is prohibited under the terms of the contract.

GOING CONCERN

The Directors are satisfied that the Company has adequate financial resources to continue in operational existence for the foreseeable future. The financial statements have been prepared on the going concern basis.

DIRECTORS' AND EXECUTIVES' EMOLUMENTS

The Board is responsible for determining and reviewing compensation arrangements for the Directors and executive management. The Board assesses the appropriateness of the nature and amount of emoluments of such officers on an annual basis by reference to industry and market conditions. In determining the nature and amount of officers' emoluments, the Board takes into consideration the Company's financial and operational performance.

Details of the nature and amount of each element of the emolument of each Director of the Group and the top 5 executives in aggregate during the financial year are shown in the table below. Refer also Note 33 – Share Based Payment Plans and Note 34 – Related Party Disclosures for participation by the Directors' and the top 5 executives in the Company's Share Plan and Option Plan.

Signed in accordance with a resolution of the directors.

Stuart Murray
Director
28 September 2006

DIRECTORS' EMOLUMENTS

	Short Term					Post Employment	
Director	Board Fee $	Remuneration Committee $	Audit/Risk Committee $	Base Salary $	Bonus $	Retirement Benefits $	Total $
N.T. Sibley	120,000	4,500	4,500	–	–	–	129,000
S.A. Murray[1]	60,000	–	–	480,326	937,808	34,689	1,512,823
D.R. Dix	60,000	–	4,500	–	–	–	64,500
G.E. Haslam	60,000	9,000	4,500	–	–	–	73,500
C.E. Markus	45,000	3,375	–	–	–	–	48,375
Sir W. Purves	60,000	–	9,000	–	–	–	69,000
P.D. Quirk	60,000	–	–	–	–	–	60,000
Z. Sisulu	60000	–	–	–	–	–	60,000
T. Freshwater	–	–	–	–	–	–	–
	525,000	16,875	22,500	480,326	937,808	34,689	2,017,198
Top 5 Executives[2]	–	–	–	912,178	443,880	163,896	1,519,954

[1] $423,182 of Mr S.A. Murray's remuneration was paid by AQP(SA) in South African Rand.
[2] The Top 5 Executives include 1 Australian based executive and 4 South African based executives.

The following Statement sets out the governance practices of the Aquarius group.

The Board of Directors of Aquarius is responsible for the corporate governance of the Group. The Board guides and monitors the business affairs of Aquarius on behalf of shareholders by whom they are elected and to whom they are accountable.

In accordance with the Australian Stock Exchange Corporate Governance Council's (the Council's) "Principles of Good Corporate Governance and Best Practice Recommendations" (the Recommendations), the Company will disclose the extent to which it has followed the guidelines and any reasons for departure from these. The Board will continue to review and respond to corporate governance requirements. For further information on the corporate governance policies adopted by Aquarius, refer to our website, www.aquariusplatinum.com

BOARD OF DIRECTORS

The Board is responsible for the overall management of the Company. It is governed by a Charter, a summary of which can be found on the Aquarius website at www.aquariusplatinum.com. Among other matters, the Charter sets out the framework for the management of the Company, the responsibilities of the Board, its direction, strategies and financial objectives and how they will be monitored.

In order to retain full and effective control over the Company and monitor the executive management team, the Board meets regularly and at least on a quarterly basis. Details of Directors' attendance at these meetings is set out in the Directors' Report. In consultation with the Chief Executive Officer and the Company Secretary, the Chairman sets the agenda for these meetings. All Directors may add a matter to the agenda. Key executives of the Company contribute to board papers and are from time to time invited to attend Board meetings.

Each director has the right to seek independent professional advice on matters relating to their position as a director or committee member of the Company at the Company's expense, subject to prior approval of the Chairman, which shall not be unreasonably withheld.

The names of the Directors in office at the time of this Report and their relevant qualifications and experience are set out in the Directors' Report within this Annual Report. Their status as non-executive, executive or independent directors and tenure on the Board is set out in the table below.

The Bye-laws of the Company determine that the Board consists of not less than two and no more than nine directors. At the date of this report, the Board is comprised of eight directors, seven of whom are non-executive directors, and one executive director, Mr Stuart Murray, Chief Executive Officer.

The division of responsibilities between the Chairman and the Chief Executive Officer is reviewed regularly and is defined below:

- The Chairman, Mr Nicholas Sibley, is responsible for leadership of the Board ensuring they receive accurate, timely and clear information in order to facilitate effectiveness of its role. The Chairman is responsible for effective communication with shareholders.

- Mr Stuart Murray, Chief Executive Officer, leads executive management. He has been delegated responsibility by the Board for the day-to-day operation and administration of the Company. The Chief Executive Officer is assisted in managing the business of the Group by the Managing Director, the Executive Committee and the Board of Aquarius Platinum (South Africa) (Pty) Ltd. Mr Murray represents the Group's interests as a director in the Mimosa Group of companies which own the Mimosa Platinum Mine in Zimbabwe.

Board Structure

Name of director in office at the date of this report:	Date appointed to office	Executive/ Non-executive	Independent
N.T. Sibley – Chairman	26 October 1999	Non-executive	Yes
S.A. Murray – CEO	21 May 2001	Executive	No
D.R. Dix	31 March 2004	Non-executive	Yes
G.E. Haslam	1 May 2004	Non-executive	Yes
Sir W. Purves	10 February 2004	Non-executive	Yes
P.D. Quirk	19 July 2002	Non-executive	Yes
T. Freshwater	9 August 2006	Non-executive	Yes
Z. Sisulu	4 February 2005	Non-executive	No

INDEPENDENCE OF NON-EXECUTIVE DIRECTORS

Independence of directors in essence means those directors independent of management and free of any business or other relationship that could, or could reasonably be perceived to, materially interfere with the exercise of unfettered and independent judgement.

In line with the ASX Principles of Good Corporate Governance and Best Practice Recommendations the Board has accepted the guidelines outlined below in determining the independence of non-executive directors. In accordance with these, all directors, with the exception of Mr Stuart Murray as CEO of the Company and Mr Zwelakhe Sisulu, who represents SavCon's BEE interests, are deemed independent.

The Board has accepted the following definition of an independent director.

An Independent Director is someone who is not a member of management, is a non-executive director and who:

a) is not a substantial shareholder (5%) of the Company or an officer of, or otherwise associated directly with a substantial shareholder of the Company;
b) within the last three years has not been employed in an executive capacity by the Company or another Group member, or been a director after ceasing to hold any such employment;
c) within the last three years has not been a principal of a material professional adviser or a material consultant to the Company or another Group member, or an employee materially associated with the service provided;
d) is not a material supplier or customer of the Company or other Group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;
e) has no material contractual relationship with the Company or another Group member other than as a director of the Company;
f) has not served on the board for a period which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interest of the Company; and
g) is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interest of the Company.

SENIOR INDEPENDENT NON-EXECUTIVE DIRECTOR

The Senior Independent Non-Executive Director, Sir William Purves, is appointed by the Board.

COMPANY SECRETARY

The Company Secretary, Mr Willi Boehm, is responsible for supporting the effectiveness of the Board by monitoring that Board policy and procedures are complied with, coordinating the flow of information within the Company and the completion and despatch of items for the Board and briefing materials. The Company Secretary is accountable to the Board on all governance matters. All directors have access to the services of the Company Secretary. The appointment and removal of the Company Secretary is a matter for the Board as a whole.

SUCCESSION PLANNING

The Board brings the range of skills, knowledge, international experience and expertise necessary to govern the Group, but it is aware of the need to ensure processes are in place to assist with succession planning, not only for the Board, but within senior management. The Board periodically assesses its balance of skills and those of the Group in order to maintain an appropriate balance within the Company.

INDUCTION TRAINING AND CONTINUING PROFESSIONAL DEVELOPMENT

In order to assist new directors and key executives in fulfilling their duties and responsibilities within the Company, an induction programme is provided by the Chief Executive Officer, which includes meetings with the executive team and visits to the operating sites of the Company in South Africa and Zimbabwe. The program enables the new appointees to gain an understanding of the Company's financial, strategic, operational and risk management position. Full access to all documentation pertaining to the Company is provided. It ensures new directors and key executives are aware of their rights, duties and responsibilities.

PERFORMANCE REVIEW

The Board of Aquarius conducts a performance review of itself on an ongoing basis throughout the year. The small size of the Company and hands on management style requires an increased level of interaction between directors and executives throughout the year. Board members meet amongst themselves and with management both formally and informally. The Board considers that the current approach that it has adopted with regard to the review of its performance and of its key executives, provides the best guidance and value to the Group.

DIRECTORS' RETIREMENT AND RE-ELECTION

Aquarius' Bye-laws determine that at each Annual General Meeting, at least one third of the Board are retired by rotation, therefore holding their positions for no longer than three years. This period of time provides continuity. Non-executive directors are appointed for a three-year term and may be invited to seek reappointment. A Director appointed during the year is subject for election at the forthcoming Annual General Meeting. Pursuant to the bye Laws of the Company, the managing director is not subject to retirement by rotation.

SECURITIES TRADING POLICY

The Board has adopted a policy covering dealings in securities by directors and relevant employees. The policy is designed to reinforce to shareholders, customers and the international community that Aquarius' directors and relevant employees are expected to comply with the law and best practice recommendations with regard to dealing in securities of the Company.

In addition to the Australian Stock Exchange Listing Rules, a director and relevant employees must comply with the Model Code on directors' dealings in securities, as set out in the Appendix to Chapter 16 of the Listing Rules of the London Stock Exchange, a copy of which can be found on the Aquarius website at www.aquariusplatinum.com.

In addition to restrictions on dealing in "Closed Periods", a director and relevant employees must not deal in any securities of the Company on considerations of a short term nature and must take reasonable steps to prevent any dealings by, or on behalf of, any person connected with him in any securities of the Company on consideration of a short term nature. In line with the listing rules of the Australian Stock Exchange (ASX), the UK Listing Authority (LSE) and the JSE Securities Exchange South Africa (JSE), all dealings by directors in the securities of the Company are announced to the market.

COMMITTEES OF THE BOARD

The Board has established three standing committees to assist in the execution of its responsibilities: the Audit/Risk Committee, the Remuneration & Succession Planning Committee, and the Nomination Committee. Other committees are formed from time to time to deal with specific matters.

In line with best practice, each of the committees operates under a Charter approved by the Board detailing their role, structure, responsibilities and membership requirements. Each of these Charters is reviewed annually by the Board and the respective committee. Summaries of the Remuneration & Succession Planning, Nomination Committee Charters and a complete Audit/Risk Committee Charter can be found on the Aquarius website at www.aquariusplatinum.com.

AUDIT/RISK COMMITTEE

The Audit/Risk Committee (the Committee) has been established to assist the Board of Aquarius in fulfilling its corporate governance and oversight responsibilities in relation to the Company's financial reports and financial reporting process, internal control structure, risk management systems (financial and non-financial) and the external audit process. The Committee is governed by a charter approved by the Board.

The Committee consists of:

- four members;
- only non-executive directors;
- only independent directors; and
- an independent chairperson, who shall be nominated by the Board from time to time but who shall not be the chairperson of the Board.

The members of the Committee at the date of this report are as follows:

- Sir William Purves (Chairman)
- Mr Nicholas Sibley
- Mr David Dix
- Mr Edward Haslam

Qualifications of Audit/Risk Committee members:

Sir William Purves is the Chairman of the Audit Committee and Senior Independent Director of the Company. Sir William joined the Hongkong and Shanghai Banking Corporation in 1954 (now part of the HSBC Group). He was appointed Chief Executive in 1986 and Group Chairman the following year.

Mr Sibley is a chartered accountant, a director of TanzaniteOne Ltd, Corney & Barrow Group Ltd and of two investment companies. He was formerly chairman of Wheelock Capital from 1994 to 1997, as well as executive chairman of Barclays de Zoete Wedd (Asia Pacific) Limited, from 1989 to 1993. Mr Sibley is a former managing director of Jardine Fleming Holdings Ltd.

Mr David Dix's background is in economics, law and taxation. He is a Barrister and Solicitor in the High Court of Australia. He has held positions with Shell Australia Limited, Macquarie Bank Limited and spent nine years with UBS Warburg, based in Melbourne as Head of Resources for Asia Pacific and London as Head of Mining. Mr Dix is Executive Chairman of Australian Oil Company, AED Oil Limited and Chairman of Quadrem Limited, a Company which provides eBusiness solutions to the resource sector.

Mr Haslam is the former Chief Executive of Lonmin plc. He joined Lonmin in 1981, was appointed a director in 1999 and Chief Executive Officer in November 2000. He retired from Lonmin in April 2004. Mr Haslam is Chairman of HighRidge Resources plc, and a director of Cluff Gold plc.

The Board deems all members of the Committee have the relevant experience and understanding of accounting, financial issues and the mining industry to enable them to effectively oversee audit procedures.

The Committee reviews the performance of the external auditors on an annual basis and meets with them at least twice a year to:

- review the results and findings of the audit at year end and half year end and recommend their acceptance or otherwise to the Board; and
- review the results and findings of the audit, the appropriateness of provisions and estimates included in the financial results, the adequacy of accounting and financial controls, and to obtain feedback on the implementation of recommendations made.

The Committee receives regular reports from the external auditor on the critical policies and practices of the Company, and all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management.

The Committee assesses the Company's structure, business and controls annually. It ensures the Board is made aware of internal control practices, risk management and compliance matters which may significantly impact upon the Company in a timely manner.

The Committee meets when deemed necessary and at least twice a year. The Company Secretary acts as secretary of the Committee and distributes minutes to all Board members.

Details of attendance at Committee Meetings are set out in the Directors' Report.

REMUNERATION & SUCCESSION PLANNING COMMITTEE

The members of the Remuneration and Succession Planning Committee (the Committee) at the date of this report are:

- Mr Edward Haslam (Chairman)
- Mr Nicholas Sibley

The Committee is governed by a charter approved by the Board, a summary of which is available on the Company's website www.aquariusplatinum.com. The Board deem all members of the Committee have the relevant experience and understanding to enable them to effectively oversee their responsibilities. The members of the Committee are non-executive directors, both of whom the Board consider independent.

The committee reviews compensation arrangements for the directors and the executive team. The committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality executive team. Such officers are given the opportunity to receive their base emoluments in a variety of forms including cash and fringe benefits such as motor vehicles. The nature and amount of directors' and officers' emoluments are linked to the Company's financial and operational performance.

In carrying out its responsibilities, the Committee is authorised by the Board to secure the attendance of any person with relevant experience and expertise at Committee meetings, if it considers their attendance to be appropriate and to engage, at the Company's expense, outside legal or other professional advice or assistance on any matters within its charter or terms of reference.

The Committee reviews succession planning for key executive positions (other than executive Directors) to maintain an appropriate balance of skills, experience and expertise in the management of the Company. The Committee does not allow for retirement benefits of Non-executive Directors and Non-executive Directors are remunerated by way of an annual fee in the form of cash and do not receive options or bonus payments.

For details of remuneration of Directors and Executives please refer to the Directors' Report.

The Committee meets as necessary, but must meet at least once a year. The Company Secretary acts as secretary of the meetings and distributes minutes to all Board members. Details of attendance at Committee Meetings is set out in the Directors' Report.

NOMINATION COMMITTEE

In order to fulfil the Company's responsibility to shareholders to ensure that the composition, structure and operation of the Board is of the highest standard, the full Board of Aquarius acts as the Nomination Committee. The Board believes the input of all directors is essential due to their respective expertise and knowledge of the platinum industry and exposure to the markets in which the Group operates.

The Board is guided by a Charter, a summary of which is available on www.aquariusplatinum.com. The Board may at times take into consideration the advice of external consultants to assist with this process.

Meetings take place as often as necessary, but the Committee must meet at least once a year. The Company Secretary acts as secretary of the meetings and distributes minutes to all Board members.

Appointments are referred to shareholders at the next available opportunity for election in general meeting.

CONTINUOUS DISCLOSURE

The Company has in place a Continuous Disclosure Policy, a summary of which is available on the website www.aquariusplatinum.com. The Policy is in line with the Australian Stock Exchange's guidance policy on timely and balanced disclosure. This outlines the Company's commitment to disclosure, ensuring that timely and accurate information is provided to all shareholders and stakeholders. The Company Secretary is the nominated Communication Officer and is responsible for liaising with the Board to ensure that the Company complies with its continuous disclosure requirements.

A three member Disclosure Committee has been formed comprising the Chief Executive Officer, Mr Stuart Murray, the Company Secretary, Mr Willi Boehm and any one non-executive director. The Disclosure Committee is responsible for overseeing and coordinating the disclosure of information and announcements to the regulatory authorities, analysts, brokers, shareholders, the media and the public.

The Board regularly reviews the Company's compliance with its continuous disclosure obligations.

COMMUNICATIONS WITH SHAREHOLDERS

Shareholder communication is given high priority by the Company. In addition to statutory requirements, such as the Annual Report and Financial Statements for the half and full year, Aquarius Platinum maintains a website which contains announcements and quarterly reports which have been released to the listing authorities – the ASX, LSE and the JSE. Media articles and presentations are also placed on the website as they occur so they may be viewed by shareholders and prospective investors. Shareholders are able to contact the Company via the website at info@aquariusplatinum.com. Through the website, shareholders are also given the opportunity to provide an email address through which they are able to receive these documents. The Chief Executive Officer hosts web-casts for the half-year and full-year results, notification of these is provided to all on the website database.

MEETINGS

Aquarius Notice of Meeting materials are distributed to shareholders with an accompanying explanatory memorandum. These documents present the business of the meeting clearly and concisely and are presented in a manner that will not mislead shareholders or the market as a whole. The Notice is despatched to shareholders in a timely manner providing at least 21 days notice pursuant to the Bye-laws of the Company. Each notice includes the business of the meeting, details of the location, time and date of the meeting and proxy voting instructions are included.

Upon release of the Notice of Meeting and Explanatory Memorandum to the ASX, LSE and the JSE, a full text of the Notice of Meeting and Explanatory Memorandums is placed on the website of the Company at www.aquariusplatinum.com for shareholders and other market participants who may consider investing in the Company.

CODE OF CONDUCT

The Aquarius Code of Conduct has been developed by the Board to provide a framework for all employees to conduct the business of the Company in an ethical and legal manner. It is important that the Company maintains its obligations to shareholders, the community, contractors and suppliers.

There are areas in which the Company must develop detailed policies in accordance with the requirements of local authorities and comply with local laws. To this end the Code of Conduct stands more as a set of principles developed by the Board to guide employees to act with integrity and make informed choices when communicating or acting on behalf of the Company.

The Board and management of the Company have a clear commitment to the Code of Conduct. A summary of The Code of Conduct is available on www.aquariusplatinum.com.

CORPORATE GOVERNANCE REPORT

YEAR ENDED 30 JUNE 2006

CORPORATE GOVERNANCE COMPLIANCE

Notification of Departure

Item 8.1: Performance evaluation of the Board and key executives

Explanation of Departure

The Board of Aquarius conducts its performance review of itself on an ongoing basis throughout the year. The small size of the Company and hands on management style requires an increased level of interaction between directors and executives throughout the year. Board members meet amongst themselves and with management both formally and informally. The Board considers that the current approach that it has adopted with regard to the review of its performance and of its key executives provides the best guidance and value to the Group.

Item 9.1: Disclosure of remuneration policy and procedures

Explanation of Departure

The Group operates in an industry that has a limited number of participants. The industry is under constant pressure from skills shortages and is exposed to a high level of staff poaching. To protect against this, the Company considers it imprudent to disclose the names and the exact value of the remuneration received by each of the top five non-director executives. However, in accordance with the ASX Principles of Good Corporate Governance, the Company advises that the total amount paid, as set out in the Directors' report, to the top 5 non-director executives includes payments in respect of salaries, non-cash benefits such as motor vehicles and superannuation contributions.

DIRECTORS' DECLARATION

In accordance with a resolution of the Board of Directors of Aquarius Platinum Limited, I state that, in the opinion of the Directors,

a. the financial statements and notes of the consolidated entity:
    i) give a true and fair view of the financial position as at 30 June 2006 and the performance for the year ended on that date of the consolidated entity; and
    ii) comply with International Accounting Standards; and

b. there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Stuart Murray
Director
28 September 2006

Independent audit report to members of Aquarius Platinum Limited

Scope

The financial report and directors' responsibility

The financial report comprises the consolidated balance sheet, income statement, statement of cash flows, statement of recognised income and expenses and accompanying notes to the financial statements, and the directors' declaration for Aquarius Platinum Limited, for the year ended 30 June 2006.

The directors of the Company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with International Financial Reporting Standards. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the Company. Our audit was conducted in accordance with International Standards on Auditing, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with International Financial Reporting Standards, a view which is consistent with our understanding of the consolidated entities financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the Company.

Independence

We are independent of the Company, and have met the independence requirements of Australian and International professional ethical pronouncements.

Audit opinion

In our opinion, the financial report of Aquarius Platinum Limited presents fairly, in accordance with International Financial Reporting Standards, a view which is consistent with our understanding of the consolidated entity's financial position as at 30 June 2006 and of its performance as represented by the results of its operations and cash flows for the year then ended.

Ernst & Young

J P Dowling
Partner
Perth
Date: 28 September 2006

CONSOLIDATED INCOME STATEMENT

YEAR ENDED 30 JUNE 2006

	Note	2006 $'000	2005 $'000
Revenue	7	**430,656**	212,922
Other income	7	**9,141**	12,202
Cost of sales	7	**(223,039)**	(174,906)
Gross profit before amortisation of fair value uplifts		**216,758**	50,218
Amortisation of fair value uplifts of mining assets		**(7,162)**	(6,745)
Gross profit after amortisation of fair value uplifts of mining assets		**209,596**	43,473
Administrative costs	7	**(8,052)**	(6,006)
Other operating costs	7	**913**	484
Profit from operating activities		**202,457**	37,951
Finance costs	7	**(10,383)**	(9,889)
Profit before income tax		**192,074**	28,062
Income tax expense	8	**(51,071)**	(3,446)
Net profit after income tax		**141,003**	24,616
Minority interest		**(55,373)**	(3,666)
Net profit attributable to members of the parent	29	**85,630**	20,950
Earnings per share			
Basic earnings per share (cents per share)	9	**100.87**	25.32
Diluted earnings per share (cents per share)	9	**99.12**	25.17

CONSOLIDATED BALANCE SHEET

AS AT 30 JUNE 2006

AQUARIUS PLATINUM LIMITED

	Note	2006 $'000	2005 $'000
ASSETS			
Non current assets			
Receivables	11	**6,590**	-
Available for sale investments	12	**404**	437
Property, plant and equipment	13	**206,626**	137,819
Mining assets	14	**247,601**	271,050
Total non current assets		**461,221**	409,306
Current assets			
Cash	16	**162,425**	75,251
Trade and other receivables	17	**66,721**	44,695
Available for sale investments	18	**4**	3
Inventories	19	**19,823**	16,308
Other	20	**1**	1
Total current assets		**248,974**	136,258
Total assets		**710,195**	545,564
EQUITY AND LIABILITIES			
Capital and reserves			
Issued capital	27	**12,652**	12,413
Reserves	28	**147,653**	151,774
Retained earnings	29	**155,254**	78,801
Equity attributable to equity holders of the parent		**315,559**	242,988
Minority interest	30	**78,278**	32,573
Total equity		**393,837**	275,561
Non current liabilities			
Payables	21	**130,104**	140,141
Interest bearing liabilities	22	**45,372**	16,067
Deferred tax liabilities	8	**73,311**	53,789
Provisions	23	**32,108**	24,526
Total non current liabilities		**280,895**	234,523
Current liabilities			
Trade and other payables	24	**32,852**	25,526
Interest bearing liabilities	25	**29**	12
Current tax liabilities	8	**2,209**	9,612
Provisions	26	**373**	330
Total current liabilities		**35,463**	35,480
Total liabilities		**316,358**	270,003
Total equity and liabilities		**710,195**	545,564

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED 30 JUNE 2006

	Note	2006 $'000	2005 $'000
Cash flows from operating activities			
Receipts from customers		**402,837**	197,521
Payments to suppliers and employees		**(194,064)**	(164,546)
Interest received		**8,256**	6,655
Interest and other finance costs paid		**(10,383)**	(7,657)
Other income		**885**	1,087
Income taxes paid		**(32,000)**	(1,602)
Net cash from operating activities		**175,531**	31,458
Cash flows from investing activities			
Payments for property plant & equipment and mine development costs		**(111,059)**	(90,279)
Proceeds from sale of property, plant and equipment		**–**	296
Payments for purchase of equity investments		**–**	(476)
Payments for mine closure/rehabilitation costs		**(1,821)**	(2,138)
Proceeds from sale of shares in subsidiary		**–**	4,445
Net cash used in investing activites		**(112,880)**	(88,152)
Cash flows from financing activities			
Proceeds from issue of shares		**7,192**	38,193
Share issue costs		**–**	(6,461)
Proceeds from borrowings		**53,591**	97,439
Repayment of share-plan loans		**2,498**	1,713
Repayment of borrowings		**(26,989)**	(71,032)
Principal portion of lease liability		**16**	(7)
Dividends paid		**(9,147)**	(4,924)
Net cash from financing activities		**27,161**	54,921
Net increase/(decrease) in cash held		**89,812**	(1,773)
Cash at beginning of the financial year		**75,251**	77,942
Net foreign exchange differences		**(2,638)**	(918)
Cash at end of the financial year	16	**162,425**	75,251

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSES

YEAR ENDED 30 JUNE 2006

AQUARIUS PLATINUM LIMITED

	Note	2006 $'000	2005 $'000
Foreign currency translation adjustments		**(13,945)**	(5,608)
Net gain recognised directly in equity		**(13,945)**	(5,608)
Net profit for the year		**85,630**	20,950
Total recognised income and expenses for the period		**71,685**	15,342
Attributable to:			
Equity holders of the parent		**36,201**	7,748
Minority interest		**35,484**	7,594
Total recognised income and expenses for the period		**71,685**	15,342

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AT 30 JUNE 2006

1. CORPORATE INFORMATION

The consolidated financial statements of Aquarius Platinum Limited for the year ended 30 June 2006 were authorised for issue in accordance with a resolution of the directors on 28 September 2006. Aquarius Platinum Limited is a limited Company incorporated and domiciled in Bermuda whose shares are publicly traded. The principal activities of the Group are described in the Director's Report.

2. BASIS OF PREPARATION

The consolidated financial statements have been prepared under the historical cost accounting convention except for available for sale investments that have been measured at fair value.

Statement of Compliance

The consolidated financial statements of Aquarius Platinum Limited and all its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS), which comprise standards and interpretations approved by the International Accounting Standards Board, and International Accounting Standards and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee (IASC) that remain in effect.

The consolidated financial information is presented in US Dollars and has been rounded to the nearest thousand US Dollars unless otherwise stated. Where appropriate, figures for the financial year ended 30 June 2005 have been re-stated to make them comparable with amended classifications adopted for the financial year ended 30 June 2006.

Basis of Consolidation

The consolidated financial statements comprise the accounts of Aquarius, the parent Company and its controlled subsidiaries, after the elimination of all material interCompany transactions.

Subsidiaries are consolidated from the date the parent entity obtains control until such time as control ceases. Where there is a loss of control of a subsidiary, the consolidated accounts include the results for the part of the reporting period during which the parent entity had control. A list of subsidiaries appears in Note 34(a).

Acquisitions are accounted for using the purchase method of accounting.

The accounts of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

The group's interest in the jointly controlled entity, Mimosa Investments Limited (MIL), is accounted for in the Aquarius consolidated financial statements using proportionate consolidation in accordance with IAS 31, "Interests in Joint Ventures".

Minority interest principally represents the interests in AQPSA not held by the Company.

3. CHANGES IN ACCOUNTING POLICIES

In the current year, the Group has adopted all of the new and revised Standards and Interpretations issued by the International Accounting Standards Board (the IASB) and the International Financial Reporting Interpretations Committee (IFRIC) of the IASB that are relevant to its operations and effective for accounting periods beginning on 1 July 2005. The adoption of these new and revised Standards and Interpretations has resulted in changes to the Group's accounting policies in the following areas that have affected the amounts reported for the current or prior years:

IFRS 2 "Share-based Payment"

The revised accounting policy for share-based payment transactions is described below. See Note 5(v)

IFRS 2 Share-based Payment requires the recognition of equity-settled share-based payments at fair value at the date of grant and the recognition of liabilities for cash-settled share-based payments at the current fair value at each balance sheet date. Prior to the adoption of IFRS 2, the Group did not recognise the financial effect of share-based payments.

3. CHANGES IN ACCOUNTING POLICIES (continued)

In accordance with the transitional provisions of IFRS 2, the Standard has been applied retrospectively to all grants of equity instruments after 7 November 2002 that had not vested as at 1 July 2005. For the year ending 30 June 2006, the change in accounting policy has resulted in a net decrease in profit for the year of $251,825. There was no impact on profits in prior years and no material impact on earnings per share as all awards had vested at the time of grant.

IAS 32 "Financial Instruments; Disclosure and Presentation (revised 2003)"

The Group has adopted IAS 32 (revised 2003), which is effective for the annual reporting periods beginning on or after 1 January 2005. The revised standard provides more clarity and guidance on the classification of financial instruments. Accordingly the non-current liability classified as "other" in the comparative period amounting to $10.6 million has been reclassified to equity.

IFRS 6 "Exploration for and Evaluation of Mineral Resources"

Prior to the introduction of IFRS 6, in the absence of an International Standard on exploration and evaluation costs, the Group accounted for such costs in accordance with Australian Accounting Standard AASB 1022 "Accounting for the Extractive Industries". Adoption of IFRS 6 allows the Group to continue to apply its existing accounting policies on exploration and evaluation costs. The policy for exploration and evaluation costs is disclosed in Note 5(b).

IFRIC 4 "Determining whether an arrangement contains a lease"

During the financial year, the Group opted to early adopt IFRIC 4. As a result all major contracts with the mining contractors were scrutinised to identify whether any embedded leases exist. The effect of the adoption in the current year was that an asset and corresponding lease liability of ZAR 32.7 million were recognised in the financial statements. There was no material impact on the income statement during the period.

4. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

Significant accounting judgements

In the process of applying the Group's accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognised in the financial statements:

- Determination of mineral resources and ore reserves

  Aquarius estimates its mineral resources and ore reserves in accordance with the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves 2004 (the 'JORC code'). The information on mineral resources and ore reserves was prepared by or under the supervision of Competent Persons as defined in the JORC code.

  There are numerous uncertainties inherent in estimating mineral resources and ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available.

  Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated. Such changes in reserves could impact on depreciation and amortisation rates, asset carrying values, deferred stripping costs and provisions for decommissioning and restoration.

Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

- Impairment of capitalised exploration and evaluation expenditure

  The future recoverability of capitalised exploration and evaluation expenditure is dependent on a number of factors, including whether the Group decides to exploit the related lease itself or, if not, whether it successfully recovers the related exploration and evaluation asset through sale.

4. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

Factors which could impact the future recoverability include the level of proved, probable and inferred mineral resources, future technological changes which could impact the cost of mining, future legal changes (including changes to environmental restoration obligations) and changes to commodity prices.

To the extent that capitalised exploration and evaluation expenditure is determined not to be recoverable in the future, this will reduce profits and net assets in the period in which this determination is made.

In addition, exploration and evaluation expenditure is capitalised if activities in the area of interest have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves. To the extent that it is determined in the future that this capitalised expenditure should be written off, this will reduce profits and net assets in the period in which this determination is made.

- Impairment of capitalised mine development expenditure

  The future recoverability of capitalised mine development expenditure is dependent on a number of factors, including the level of proved, probable and inferred mineral resources, future technological changes which could impact the cost of mining, future legal changes (including changes to environmental restoration obligations) and changes to commodity prices.

  To the extent that capitalised mine development expenditure is determined not to be recoverable in the future, this will reduce profits and net assets in the period in which this determination is made.

- Impairment of property, plant and equipment

  Property, plant and equipment is reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Where a review for impairment is conducted, the recoverable amount is assessed by reference to the higher of 'value in use' (being the net present value of expected future cash flows of the relevant cash generating unit) and 'fair value less costs to sell'.

  In determining value in use, future cash flows are based on:

  - Estimates of the quantities of economically recoverable ore reserves and mineral resources for which there is a high degree of confidence of economic extraction;
  - Future production levels;
  - Future commodity prices; and
  - Future cash costs of production and capital expenditure consistent with the asset base used to estimate future reserves.

  Variations to the expected future cash flows, and the timing thereof, could result in significant changes to any impairment losses recognised, if any, which could in turn impact future financial results.

- Restoration Provisions

  The Group records the present value of the estimated cost of restoring operating locations in the period in which the obligation arises, which is typically at the commencement of production. The nature of the restoration activities includes the removal of facilities, abandonment of mine sites and rehabilitation of the affected areas. In most instances this arises many years in the future. The application of this policy necessarily requires judgmental estimates and assumptions regarding the date of abandonment, future environmental legislation, the engineering methodology adopted, future technologies to be used and the asset specific discount rates used to determine the present value of these cash flows.

5. SIGNIFICANT ACCOUNTING POLICIES

(a) Investments and other financial assets

Financial assets in the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end.

All regular way purchases and sales of financial assets are recognised at the trade date i.e. the date the Group commits to purchase the asset.

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using arm's length market transactions, reference to the current market value of another instrument, which is substantially the same, discounted cash flow analysis and option pricing models.

Available for sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as either financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. After initial recognition available-for sale financial assets are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the income statement.

Held for trading

Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near future. After initial recognition, investments which are classified as held for trading are measured at fair value. Gains or losses on investments held for trading are recognised in income.

Held to maturity

Other long-term investments that are intended to be held-to-maturity, such as bonds, are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any discount or premium on acquisition, over the period to maturity. For investments carried at amortised cost, gains and losses are recognised in income when the investments are derecognised or impaired, as well as through the amortisation process.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

(b) Mining Assets

Mining assets comprise exploration, evaluation and mine development costs and the cost of mineral properties acquired.

Exploration and Evaluation Expenditure

Expenditure on exploration and evaluation is accounted for in accordance with the 'area of interest' method. Exploration and evaluation expenditure is capitalised provided the rights to tenure of the area of interest is current and either:

- the exploration and evaluation activities are expected to be recouped through successful development and exploitation of the area of interest or, alternatively, by its sale; or
- exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or relating to, the area of interest are continuing.

5. SIGNIFICANT ACCOUNTING POLICIES (continued)

When the technical feasibility and commercial viability of extracting a mineral resource has been demonstrated then any capitalised exploration and evaluation expenditure is reclassified as capitalised mine development. Prior to reclassification, capitalised exploration and evaluation expenditure is assessed for impairment.

Impairment

The carrying value of capitalised exploration and evaluation expenditure is assessed for impairment at the cash generating unit level whenever facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount.

The recoverable amount of capitalised exploration and evaluation expenditure is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset's value in use can be estimated to be close to its fair value.

An impairment exists when the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount. Any impairment losses are recognised in the income statement.

Mine Development Expenditure

Mine development expenditure represents the costs incurred in preparing mines for production, and includes stripping and waste removal costs incurred before production commences. These costs are capitalised to the extent they are expected to be recouped through successful exploitation of the related mining leases. Once production commences, these costs are amortised using the units-of-production method based on the estimated economically recoverable reserves to which they relate or are written off if the mine property is abandoned.

Impairment

The carrying value of capitalised mine development expenditure is assessed for impairment whenever facts and circumstances suggest that the carrying amount of the asset may exceed its recoverable amount.

The recoverable amount of capitalised mine development expenditure is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset's value in use can be estimated to be close to its fair value.

An impairment exists when the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount. Any impairment losses are recognised in the income statement.

(c) Derecognition of Financial Assets and Liabilities

A financial asset (or, where applicable a part of a financial asset or part of a Group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

5. SIGNIFICANT ACCOUNTING POLICIES (continued)

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in profit or loss.

(d) Impairment of Financial Assets

The Group assesses at each balance sheet date whether a financial asset or Group of financial assets is impaired.

Asset carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset shall be reduced either directly or through use of an allowance account. The amount of the loss shall be recognised in profit or loss.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a Group of financial assets with similar credit risk characteristics and that Group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

Assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

5. SIGNIFICANT ACCOUNTING POLICIES (continued)

Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from equity to the income statement. Reversals in respect of equity instruments classified as available-for-sale are not recognised in profit. Reversals of impairment losses on debt instruments are reversed through profit or loss, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in profit or loss.

(e) Foreign Currencies

The consolidated financial statements are stated in US Dollars which is the Company's functional and presentation currency. Each entity in the Group determines its own functional currency and items included in each entity are measured using that functional currency.

Foreign currency transactions

Transactions in foreign currencies are recorded in the applicable functional currency at the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. Non-monetary items are recorded in the applicable functional currency using the exchange rate at the date of the transaction. All exchange differences are taken to the income statement.

Translation of financial reports of foreign operations

The Mimosa Investments Limited Group financial statements incorporate those of its controlled entities in Zimbabwe, which have been prepared using US Dollars as the functional currency. The functional currency of subsidiaries in South Africa is considered to be the South African Rand. The functional currency of subsidiaries in Australia is considered to be the Australian Dollar.

The assets and liabilities of these entities are translated to the Group presentation currency at rates of exchange ruling at the balance sheet date. Income and expense items are translated at average exchange rates for the period. Any exchange differences are taken directly to the foreign currency translation reserve. On disposal of a foreign entity, cumulative deferred exchange differences are recognised in the income statement as part of the profit or loss on sale.

(f) Property, Plant and Equipment

Costs and valuation

All items of property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment in value. The carrying values are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable and where carrying values exceed their recoverable amount, assets are written down to their recoverable amount.

Depreciation

Property, plant and equipment, excluding land, is depreciated at rates based on the expected useful economic life of each item, using the straight line method. Mine plant is amortised using the lesser of its useful life or the life of the mine based on the straight-line or unit of production method respectively. Buildings and equipment, which includes vehicles and furniture, are depreciated on the straight-line basis at rates, which will reduce their book values to estimated residual values over their expected useful lives. Capitalised lease assets are depreciated over the shorter of the estimated useful life of the asset or the lease term. The major depreciation rates for all periods presented are:

- Buildings — 3 to 12.5 years
- Furniture and fittings — 3 to 5 years
- Plant and equipment, including assets held under lease — 3 to 13 years

(g) Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Aquarius Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

5. SIGNIFICANT ACCOUNTING POLICIES (continued)

Interest

Revenue is recognised as the interest accrues on interest bearing cash deposits, using the effective interest method.

Sale of Goods

Revenue on sale of goods is recognised when risks and rewards of ownership of the goods have passed to the buyer.

Dividends

Revenue is recognised when the Group's right to receive the payment is established.

(h) Income Taxes

Current tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred tax

Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are recognised for all taxable temporary differences, except

- Where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax credits and unused tax loses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax loses can be utilised except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognised directly in equity is recognised in equity and not in the income statement.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set of current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

5. SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) Employee Entitlements

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the balance date. Liabilities arising in respect of wages and salaries, annual leave and other benefits expected to be settled within twelve months of the balance date are measured at rates which are expected to be paid when the liability is settled.

All other employee entitlement liabilities are measured at the present value of estimated payments to be made in respect of services rendered up to reporting date.

Contributions for pensions and other post employment benefits to defined contribution plans are recognised in the income statement as incurred during the period in which employees render the related service.

(j) Interest Bearing Loans and Borrowings

Loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, all interest bearing loans and borrowings, other than liabilities held for trading, are subsequently measured at amortised cost using the effective interest method.

(k) Borrowing costs

Borrowing costs are recognised as expenses in the period in which they are incurred.

(l) Trade and Other Payables

Liabilities for trade and other payables which are normally settled on 30 – 90 day terms, are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether billed or not billed to the Group.

(m) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

(n) Cash

Cash and cash equivalents include cash on hand and in banks, and deposits at call which have an original maturity of three months or less. For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(o) Inventories

Inventories comprise consumables, reef ore stockpiled and concentrate awaiting further processing and are valued at the lower of cost and net realisable value. Cost is determined using the weighted average method and includes direct mining expenditure and an appropriate proportion of overhead expenditure, which approximates production cost.

(p) Trade and Other Receivables

Trade receivables include actual invoiced sales of PGM concentrate as well as sales not yet invoiced for which deliveries have been made and the risks and rewards of ownership have passed. Sale of PGM concentrate is settled in USD based on the average market price of the month ruling up to three months after the month of delivery. The receivable amount calculated for the PGM concentrate delivered but not yet invoiced is based on the latest available average mineral price multiplied by the spot rate ruling at 30 June.

5. SIGNIFICANT ACCOUNTING POLICIES (continued)

Other receivables are stated at cost less any allowance for uncollectible amounts. An allowance is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

(q) Provision for Mine Site Rehabilitation

The provision for rehabilitation represents the cost of restoring site damage following initial disturbance. Increases in the provision are capitalised to deferred mining assets to the extent that the future benefits will arise. Cost incurred that related to an existing condition caused by past operations and do not have a future economic benefit are expensed.

Gross rehabilitation costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money and where appropriate the risk specific to the liability. The unwinding of the discount is recorded as an accretion charge within finance costs.

Rehabilitation costs capitalised to mining assets are amortised over the operating life of each mine using the units of production method based on estimated proven and probable mineral reserves. Expenditure on ongoing rehabilitation costs is brought to account when incurred.

In South Africa, annual contributions are made to an Environmental Rehabilitation Trust Fund, created in accordance with South African Statutory requirements, to fund the estimated cost of rehabilitation during and at the end of the life of a mine. The funds that have been paid into the trust fund plus the growth in the trust fund are shown as an asset on the balance sheet.

(r) Share Capital

Share capital is recognised at the fair value of the consideration received by the Company. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds

(s) Leases

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

(t) Interest in Joint Ventures

The Group's interest in joint ventures is accounted for by proportionate consolidation, which involves recognising a proportionate share of the joint venture's assets, liabilities, income and expenses with similar items in the consolidated financial statements on a line-by-line basis.

(u) Impairment

The carrying amounts of the Group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If there is any indication that an asset may be impaired, its recoverable amount is estimated and the book value of the asset is written down to its recoverable amount. The recoverable amount is the higher of net selling price and value in use.

In assessing value in use, the expected future cash flows from the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

5. **SIGNIFICANT ACCOUNTING POLICIES (continued)**

For an asset that does not generate cash inflows and that is largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is recognised in the income statement whenever the carrying amount of the cash-generating unit exceeds its recoverable amount.

A previously recognised impairment loss is reversed if the recoverable amount increases as a result of a change in the estimates used to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised in prior years.

(v) Share-based Payment Transactions

Employees (including senior executives) of the Group receive remuneration in the form of equity based payment transactions, whereby employees render services as consideration for equity instruments ('equity-settled transactions').

The Group currently has a Share Plan and an Option Plan for directors and employees. Loans made under the Share plan are treated as share based compensation under IFRS 2.

Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which they are granted. The fair value is determined by an external valuer using a binomial or Black & Scholes pricing model, further details of which are given in Note 3e. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company, if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('the vesting date'). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Shares in the Group acquired on market and held by the Share Plan are included within the equity benefits reserve.

(w) Adoption of IFRS during the year

The Group has adopted the following revised standards during the year and comparative figures have been amended as required. Adoption of revised standards does not have any effect on equity as at 1 January 2004.

- IAS 1 Presentation of Financial Statements;
- IAS 2 Inventories;

5. SIGNIFICANT ACCOUNTING POLICIES (continued)

- IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors;
- IAS 10 Events after the Balance Date;
- IAS 24 Related Party Disclosures;
- IAS 27 Consolidated and Separate Financial Statements;
- IAS 31 Interest in Joint Ventures;
- IAS 33 Earnings Per Share
- IAS 39 Financial Instruments; Recognition and Measurement

(x) Future Accounting Standards

At the date of authorization of these financial statements, the following Standards and Interpretations were in issue but not yet effective:

- IFRS 7 "Financial Instruments: Disclosures"
- IFRIC 5 "Right to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds"

The directors anticipate that the adoption of these Standards and Interpretations in future periods are not expected to have a material impact on the financial statements of the Group.

6. SEGMENT INFORMATION

(a) Segment products and locations

The primary reporting format is determined to be geographical segments as the Group's risks and returns are predominantly affected by geographical location. The Group's operating companies are organised and managed separately according to their geographical location, with each segment representing the country of incorporation, operation and location of assets.

The Group operates predominantly two geographical segments. Mining and exploration operations take place in South Africa and Zimbabwe, with administration functions in Australia and Bermuda.

The mining and exploration segment explores for and produces platinum Group metals including platinum, palladium, rhodium and gold. The other business segment relates to general head office and corporate activities.

The Group's geographical segments are based on the location of the Group's assets.

(b) Segment accounting policies

The Group generally accounts for inter-segment revenues and transfers as if the transactions were to third parties at current market prices. Revenues are attributed to geographic areas based on the location of the assets producing the revenues.

Segment accounting policies are the same as the consolidated entity's policies.

(c) Geographical segments

30 June 2006	Bermuda	South Africa	Australia	Zimbabwe	Eliminations	Consolidated
External sales	-	349,192	-	68,236	-	417,428
External other income	207	5,578	1,152	2,204	-	9,141
Intersegment revenues	12,803	-	504	-	(13,307)	-
Segment revenue	13,010	354,770	1,656	70,440	(13,307)	426,569
Segment result	(2,942)	160,633	(1,096)	32,704	2,775	192,074
Income tax expense						(51,071)
Profit after tax						141,003
Minority Interest						(55,373)
Net Profit						85,630
Segment assets	61,299	541,799	24,731	82,366	-	710,795
Segment liabilities	24,364	282,225	374	9,395	-	316,358
Other segment information:						
Capital expenditure	-	93,950	-	8,846	-	102,796
Amortisation of fair value uplift	-	6,889	-	273	-	7,162
Amortisation and depreciation	-	18,749	25	2,881	-	21,655
Other non-cash expenses	9	819	(987)	1,073	-	914

30 June 2005	Bermuda	South Africa	Australia	Zimbabwe	Eliminations	Consolidated
External sales	-	160,859	-	49,266	-	210,125
External other revenues	4,210	6,841	1,061	88	2	12,202
Intersegment revenues	8,164	-	492	-	(8,656)	-
Segment revenue	12,374	167,700	1,553	49,354	(8,654)	222,327
Segment result	1,624	7,212	1,399	15,751	2,076	28,062
Income tax expense						(3,446)
Profit after tax						24,616
Minority Interest						(3,666)
Net Profit						20,950
Segment assets	46,531	411,806	19,815	67,412	-	545,564
Segment liabilities	25,225	234,329	127	10,322	-	270,003
Other segment information:						
Capital expenditure	-	79,557	3	7,599	-	87,159
Amortisation of fair value uplift	-	6,488	-	257	-	6,745
Amortisation and depreciation	-	17,421	30	2,308	-	19,759
Other non-cash expenses	55	(1,029)	1,346	112	-	484

(d) Business segments

30 June 2006	Mining and Exploration	Corporate and Investment	Consolidated
Segment revenue	417,428	9,141	426,569
Segment assets	624,165	86,030	710,195
Capital expenditure	102,796	-	102,796
30 June 2005			
Segment revenue	210,125	12,202	222,327
Segment assets	479,218	66,346	545,564
Capital expenditure	87,156	3	87,159

	2006 $'000	2005 $'000
7. REVENUE AND EXPENSES		
Revenue		
Sale of mine products	**417,428**	210,125
Foreign exchange gain on sales	**13,228**	2,797
	430,656	212,922
Other Income		
Gain on sale of mine properties	-	296
Gain on sale of investments	-	4,164
Interest income	**8,256**	6,655
Other	**885**	1,087
	9,141	12,202
Cost of sales		
Amortisation and depreciation	**21,655**	19,729
Cost of production	**199,543**	153,753
Royalties	**1,841**	1,424
	223,039	174,906
Administrative costs		
Advertising and promotion	**207**	715
Audit, tax and accounting	**137**	217
Consulting fees	**2,569**	1,493
Directors' fees	**583**	308
Depreciation of plant and equipment	**25**	30
Share based payments	**252**	-
Legal fees	**656**	208
Printing and stationery	**26**	76
Rental on operating leases	**110**	66
Subscriptions and conferences	**201**	25
Telephone and facsimile	**87**	103
Travel	**686**	400
Wages, salaries and employee benefits	**1,935**	1,804
Other	**578**	561
	8,052	6,006

	2006 $'000	2005 $'000
7. REVENUE AND EXPENSES (continued)		
Other operating costs		
Foreign exchange (gain)/loss	**(913)**	(484)
	(913)	(484)
Finance costs		
Interest and borrowing costs	**8,668**	7,978
Accretion of mine-site rehabilitation liability	**1,715**	1,911
	10,383	9,889
Staff costs		
Salaries and wages	**7,016**	8,927
Provisions for employee entitlements	**546**	378
Superannuation	**463**	233
Share based payments	**252**	-
	8,277	9,538
Depreciation and amortisation included in consolidated income statement		
Depreciation	**10,365**	10,609
Amortisation of fair value uplift on mining assets	**7,162**	6,745
Amortisation of original cost of mining assets	**11,290**	9,150
	28,817	26,504
8. INCOME TAX		
Major component of tax expense for the year:		
Current tax	**26,098**	3,430
Deferred tax	**24,973**	16
Income tax expense before minority interest	**51,071**	3,446

As a Bermudian corporation, Aquarius has no tax liability under that jurisdiction with respect to income derived. Certain of its foreign derived income is subject to applicable tax in the countries from which such income is derived.

8. INCOME TAX (continued)

The group's effective tax rate in 2006 was 26.6% (2005: 12.3%). A reconciliation of income tax expense applicable to profit from operating activities before income tax at the statutory income tax rate to income tax expense at the Group's effective income tax rate at years end is as follows:

	2006 $'000	2005 $'000
Profit from ordinary activities before income tax	**192,074**	28,062
At the South African income tax rate of 29% (2005:29%)	**55,701**	8,138
Lower Zimbabwe income tax rate of 15%	**(2,975)**	(1,856)
Lower Mauritius income tax rate of 15%	**(33)**	525
Change in deferred tax balance due to change in Zimbabwe tax rate from 20% to 15%	**-**	(442)
Change in deferred tax balance due to change in South African tax rate from 30% to 29%	**-**	(893)
Profits of parent Company not subject to taxation	**(2,194)**	(131)
Foreign exchange adjustments	**600**	(1,771)
Unrecognised tax losses	**149**	(554)
Income not assessable	**(933)**	-
Capital profit not assessable for income tax purposes	**-**	85
Expenditure not allowable for income tax purposes	**1,140**	464
Withholding tax on dividends and technical fees received	**1,397**	(156)
Under/(over) provision from prior year	**(1,781)**	37
At effective income tax rate of 26.6% (2005: 12.3%)	**51,071**	3,446
Current tax liabilities		
Tax payable	**2,209**	9,612
Deferred tax liabilities		
Capital allowances	**50,636**	28,611
Fair value uplift on mining assets	**22,909**	24,915
Mine closure costs	**7,586**	6,646
Provision for mine site rehabilitation	**(9,360)**	(6,703)
Prepayments	**25**	63
Other	**1,515**	257
Deferred tax liability	**73,311**	53,789
Reconciliation of movement in deferred tax liabilities to tax expense		
Balance of deferred tax liabilities at beginning of year	**53,789**	56,917
Foreign exchange revaluation of deferred tax liabilities	**(5,451)**	(3,144)
Deferred tax expense	**24,973**	16
Deferred tax liability	**73,311**	53,789

At 30 June 2006, the potential benefit of tax losses of a foreign subsidiary amounting to $5.8m (2005: $6.0m) has not been brought to account in these financial statements, as it is not probable that the benefit will flow to that entity.

	2006	2005
9. EARNINGS PER SHARE		
(a) Basic earnings per share – cents per share	**100.87**	25.32
Basic earnings per share is calculated by dividing the net profit for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.		
(b) Diluted earnings per share – cents per share	**99.12**	25.17
Diluted earnings per share is calculated by dividing the net profit attributable to ordinary shareholders by the weighted average number of shares outstanding during the year (after adjusting for the effects of dilutive options).		

	$'000	$'000
(c) Reconciliations		
Net profit used in calculating basic and diluted earnings per share	**85,630**	20,950

	Number of shares	Number of shares
Weighted average number of shares used in the calculation of basic earnings per share	**84,891,630**	82,753,892
Effect of dilutive securities		
Share options	**1,500,319**	485,892
Adjusted weighted average number of shares used in the calculation of diluted earnings per share	**86,391,949**	83,239,784

10. DIVIDEND PROPOSED OR DECLARED

A final dividend of 18 cents per common share was declared for the current year (2005: $0.05) on 10 August 2006. The dividend has not been recognised as a liability in the consolidated financial statements at 30 June 2006.

Total dividends paid during the 2006 financial year amounted to $9,177,850. This consisted of a final 2005 dividend paid during October 2005 of $4,145,656 ($0.05 per share) and an interim dividend paid during March 2006 of $5,032,194 ($0.06 per share).

Total dividends paid during the 2005 financial year amounted to $4,965,234. This consisted of a final 2004 dividend paid during October 2004 of $2,482,617 ($0.03 per share) and an interim dividend paid during March 2005 of $2,482,617 ($0.03 per share).

	2006 $'000	2005 $'000
11. RECEIVABLES – NON CURRENT		
Amount due from joint venture participant for share of mine site closure costs	**6,590**	–

Based on the first and second Notarial Pooling and Sharing agreements (PSA's) with Anglo Platinum, AQPSA holds a contractual right to recover 50% of the rehabilitation liability relating to environmental rehabilitation resulting from PSA operations from Rustenburg Platinum Mines Limited (RPM), where this rehabilitation relates to property owned by AQPSA. Likewise RPM holds a contractual right to recover 50% of the rehabilitation liability relating to environmental rehabilitation resulting from PSA operations from AQPSA, where the rehabilitation relates to property owned by RPM. Refer also Note 21 (b).

12. AVAILABLE FOR SALE INVESTMENTS – NON CURRENT

	2006 $'000	2005 $'000
Shares in other corporations	**404**	437

Available for sale financial assets consist of investments in ordinary shares and therefore have no fixed maturity date or coupon rate.

13. PROPERTY, PLANT AND EQUIPMENT

	Land & Buildings	Plant & Equipment	Plant & Equipment Under Lease	Total
30 June 2006				
Beginning carrying value	2,861	134,930	28	137,819
Additions	1,872	22,436	5,087	29,395
Disposals	–	–	–	–
Depreciation	(261)	(10,098)	(6)	(10,365)
Transfers from mining assets	5,388	58,088	–	63,476
Net exchange differences differencesiation	(10)	(13,099)	(590)	(13,699)
Closing carrying value	9,850	192,257	4,519	206,626
At cost	10,600	226,479	4,543	241,622
Accumulated depreciation	(750)	(34,222)	(24)	(34,996)
Closing carrying value	9,850	192,257	4,519	206,626
30 June 2005				
Beginning carrying value	3,607	117,688	37	121,332
Additions	–	37,319	–	37,319
Disposals	–	–	–	–
Depreciation	(143)	(10,457)	(9)	(10,609)
Transfers to mining assets	(594)	(2,170)	–	(2,764)
Net exchange differences differencesiation	(9)	(7,450)	–	(7,459)
Closing carrying value	2,861	134,930	28	137,819
At cost	3,355	161,870	46	165,271
Accumulated depreciation	(494)	(26,940)	(18)	(27,452)
Closing carrying value	2,861	134,930	28	137,819

Property, plant and equipment owned by AQPSA carried at $157.2m serves as security for an interest bearing loan to Rand Merchant Bank Limited as described further in Note 22.

	2006 $'000	2005 $'000
14. MINING ASSETS		
Comprising deferred exploration and evaluation costs, mine development costs and mineral properties as follows:		
Mining tenements	**157,104**	158,415
Accumulated amortisation	**(39,556)**	(32,288)
	117,548	126,127
Development costs	**126,450**	138,382
Accumulated amortisation	**(23,386)**	(17,106)
	103,064	121,276
Closure costs	**26,989**	23,647
	247,601	271,050
Reconciliation of mining assets:		
Opening balance	**271,050**	235,309
Additions/expenditure incurred during the year	**73,401**	49,840
Provision for rehabilitation provision increment	**8,222**	9,747
Amortisation and depreciation charges	**(18,452)**	(15,895)
Transfers (to)/from property, plant & equipment	**(63,476)**	2,764
Net exchange differences	**(23,144)**	(10,715)
Closing balance	**247,601**	271,050

In accordance with the Group's policy on mining assets, the directors have reviewed the carrying value of mineral exploration tenements as at 30 June 2006. The value of the mineral exploration tenements is carried forward as an asset provided the rights to tenure of the area of interest is current and either:

- the exploration and evaluation activities are expected to be recouped through successful development and exploitation of the area of interest or, alternatively, by its sale; or

- exploration and evaluation activities in the area of interest have not at the reporting date reached a stage, which permits a reasonable assessment of the existence, or otherwise of economically recoverable reserves, and active and significant operations in, or relating to, the area of interest are continuing.

AQPSA has established an Environmental Rehabilitation Trust into which the Company makes annual contributions in order to provide for its obligations in respect of environmental rehabilitation. Refer Note 23. AQPSA also contributes to the Rustenburg Platinum Mines Rehabilitation Trust in order to provide for the obligations in respect of environmental rehabilitation for part of the obligation incurred in the Notarial Pooling and Sharing Agreement.

15. INTEREST IN JOINT VENTURES

The Group has the following interest in joint ventures:

- a 50% interest in two joint ventures each referred to as the "Notarial Pooling & Sharing Agreements". The principal activities of the joint ventures is to extend the Kroondal mine over the boundary of the properties covering the Kroondal mine and expand the Marikana mine operations through mineral rights contributed by Anglo Platinum through its subsidiary, Rustenburg Platinum Mines Ltd.
- a 50% interest in Mimosa Investments Limited, which owns and operates the Mimosa mine and a 50% interest in a joint venture know as the "Chrome Tailings Retreatment Project".

The Group's share of the assets, liabilities, revenue and expenses of the joint ventures which are included in the consolidated financial statements, are as follows:

	2006 $'000	2005 $'000
Current assets	**196,920**	60,297
Non current assets	**211,219**	90,098
	408,139	150,395
Current liabilities	**(33,732)**	(16,892)
Non current liabilities	**(10,637)**	(2,726)
	363,770	130,777
Revenue	**414,180**	152,497
Cost of sales	**(183,531)**	(91,209)
Administration and other expenses	**1,722**	(736)
Interest received	**2,516**	308
Interest expense	**(1,090)**	(2,728)
Profit before income tax	**233,797**	58,132
Income tax expense	**(5,324)**	(943)
Net profit	**228,473**	57,189

16. CASH

	2006	2005
Cash at bank	**134,351**	48,894
Short term deposits	**28,074**	26,357
	162,425	75,251

The interest rate earned from cash at bank and short-term deposits ranged from 4.5% to 6.5% per annum. Short term deposits have maturity dates of three months or less.

	2006 $'000	2005 $'000
17. TRADE AND OTHER RECEIVABLES		
Trade receivables	**64,429**	33,327
Other receivables	**2,292**	11,368
	66,721	44,695

Trade receivables have been reduced by an amount of:

- $65.786m (2005: $32.311m) relating to the pre-financing by Implats of delivered PGM concentrates. This amount is subject to interest at the London Inter-Bank Offered Rate (LIBOR) plus 1%. It is repayable in 3 instalments during July, August and September 2006.
- $26.741m (2005: $8.412m) relating to the pre-financing by Rustenburg Platinum Mines Limited of delivered PGM concentrates. This amount is subject to interest at the Johannesburg Interbank Acceptance Rate (JIBAR) plus 2.75%. It is repayable in 3 instalments during July, August and September 2006.

	2006 $'000	2005 $'000
18. AVAILABLE FOR SALE INVESTMENTS – CURRENT		
Shares quoted on prescribed stock exchange	**4**	3
	4	3

Available for sale financial assets consist of investments in ordinary shares and therefore have no fixed maturity date or coupon rate.

	2006 $'000	2005 $'000
19. INVENTORIES		
Ore stockpiled at cost	**4,099**	4,141
PGM concentrates at cost	**2,293**	2,118
Consumables at cost	**13,431**	10,049
	19,823	16,308
20. OTHER CURRENT ASSETS		
Other	**1**	1
	1	1
21. PAYABLES (NON-CURRENT)		
Loans – other corporations (unsecured) (a)	**128,843**	140,141
Amount due to joint venture participant in respect of mine closure costs (b)	**1,261**	-
	130,104	140,141

(a) Loans – other corporations refers to non-interest bearing shareholder loans in AQPSA totalling ZAR 936,702,193 (2005: ZAR 936,702,193). The loans are denominated and repayable in ZAR and have no fixed terms of repayment. These loans, together with the interest bearing shareholder loan to Savcon referred to at Note 22(a) rank pari passu with the other shareholder loans and are subordinate to the Rand Merchant Bank Limited loan referred to at Note 22(a).

(b) Based on the first and second Notarial Pooling and Sharing agreements (PSA) with Anglo Platinum, AQPSA holds a contractual right to recover 50% of the rehabilitation liability relating to environmental rehabilitation resulting from PSA operations from Rustenburg Platinum Mines Limited (RPM), where this rehabilitation relates to property owned by AQPSA. Likewise RPM holds a contractual right to recover 50% of the rehabilitation liability relating to environmental rehabilitation resulting from PSA operations from AQPSA, where the rehabilitation relates to property owned by RPM. Refer also Note 11.

	2006 $'000	2005 $'000
22. INTEREST-BEARING LIABILITIES (NON-CURRENT)		
ZAR loan facility (a)	**6,709**	381
USD loan facility (a)	**19,515**	-
Loan – other corporation (unsecured) (b)	**13,755**	14,961
Other secured loans (c)	**346**	695
Finance lease liabilities	**5,047**	30
	45,372	16,067
Total facility available:		
Rand Merchant Bank loan facility	**61,897**	44,649
	61,897	44,649
Unused facility available:		
Rand Merchant Bank loan facility	**35,673**	44,268
	35,673	44,268

(a) The loans from Rand Merchant Bank Limited bear interest and are secured as follows:

- Interest is incurred at 190 basis points over Johannesburg Interbank Acceptance Rate (JIBAR) and London Inter-Bank Offered Rate (LIBOR) for the Rand and US Dollar tranches respectively. Interest is paid on a quarterly basis.
- The loan is secured by a first ranking fixed and floating charge over all assets of the Company. AQP has also provided a guarantee limited to its shareholding in AQPSA as security.
- The loan from Rand Merchant Bank Limited is a revolving credit facility comprising a ZAR450 million loan facility, a ZAR200 million standby facility, and a ZAR50 million guarantee facility. The facility can be reapportioned semi-annually between ZAR and US dollars subject to at least 25% of the facility being denominated in ZAR. The total available facility reduces equally over twelve instalments bi-annually commencing 30 June 2006. Loan repayments are only required to the extent that the amount drawn exceeds the available facility.

(b) Loan – other corporation reflected above is the non-current interest bearing portion of an AQPSA shareholder loan totalling ZAR100,000,000 payable to Savannah Resources (Pty) Limited. The loan is subject to interest at the rate of 12.745%. The interest will be paid on a six monthly basis in December and June of each year. The loan is unsecured with no fixed terms of repayment. The interest bearing and interest free loans (referred to at Note 21(a)) rank pari passu with the other shareholder loans and are subordinate to the Rand Merchant Bank Limited loan

(c) Other secured loan of ZAR2,450,203 (2005: 2,573,416) is payable to the Land and Agricultural Bank of South Africa by a subsidiary, TKO Investment Holdings Ltd. The loan bears interest at 9.5% and is repayable in annual instalments of ZAR376,734 on 15 June each year. The loan is secured by a first mortgage bond on all the fixed properties amounting to ZAR2,450,203 within the TKO Group and cross guarantees between all the companies in the TKO group.

(d) Finance lease obligations are capitalised at an effective interest rate of LIBOR plus 2% with a lease term of between 12 and 48 months.

	2006 $'000	2005 $'000
23. PROVISIONS (NON-CURRENT)		
Provision for mine site rehabilitation	**32,057**	24,526
Employee entitlements	**51**	-
	32,108	24,526
Movement in provision:		
Balance at beginning of the year	**24,526**	18,030
Additional provision for employee entitlements	**52**	-
Additional mine site closure costs provided	**7,678**	5,602
Interest adjustment due to accretion in mine-site rehabilitation liability	**1,715**	1,911
Net exchange differences	**(1,863)**	(1,017)
Balance at end of year	**32,108**	24,526

The mines for which the provision has been raised are expected to have remaining mine lives in the range of 13 to beyond 30 years.

Provision for mine site rehabilitation

The provision for rehabilitation represents the cost of restoring site damage following initial disturbance. Increases in the provision are capitalised to deferred mining assets to the extent that the future benefits will arise. Cost incurred that related to an existing condition caused by past operations and do not have a future economic benefit are expensed.

Provision for employee entitlements

The provision for employee entitlements represents accrued employee leave entitlements.

	2006 $'000	2005 $'000
24. TRADE AND OTHER PAYABLES (CURRENT)		
Trade payables	**31,722**	23,598
Amounts owing to former shareholders	**9**	9
Other payables – other corporations	**1,121**	1,919
	32,852	25,526

Trade and other payables are predominantly denominated and repayable in ZAR and USD and located in South Africa and Zimbabwe.

	2006 $'000	2005 $'000
25. INTEREST BEARING LIABILITIES (CURRENT)		
Lease liabilities	**29**	12
	29	12

	2006 $'000	2005 $'000
26. PROVISIONS (CURRENT)		
Provision for employee entitlements	**373**	330
Movement in provision:		
Balance at beginning of the year	**330**	287
Additional provision	**64**	57
Net exchange differences	**(21)**	(14)
Balance at end of year	**373**	330

Provision for employee entitlements

The provision for employee entitlements represents accrued employee leave entitlements.

27. ISSUED CAPITAL

	2006 $'000	2005 $'000
a) Authorised capital		
530,000,000 (2005: 530,000,000) common shares with a par value of $0.15 each	**79,500**	79,500
5 (2005: 5) "A" class shares with a par value of $2,400 each	**12**	12
50,000,000 (2005: 50,000,000) preference shares with a par value of $0.15 each	**7,500**	7,500
	87,012	87,012
b) Issued capital		
84,348,225 (2005: 82,753,892) common shares of $0.15 each fully paid	**12,652**	12,413
Movement in issued capital:		
Balance at beginning of year (82,753,892 common shares)	**12,413**	12,413
Issued on exercise of share options (1,594,333 common shares)	**239**	-
Balance at end of year (84,348,225 common shares)	**12,652**	12,413

Terms and Conditions of Issued Capital

Common shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Preference shares, when issued, have rights and restrictions attaching to them as determined by the Board, in accordance with the Bye-Laws of the Company.

Options

For information regarding the Company's Option Plans, refer Note 33.

Black Economic Empowerment (BEE) Transaction

South Africa

The BEE transaction announced to shareholders on 26th July 2004 and approved by shareholders in Special General Meeting on 11th October 2004 was formally executed with the receipt of ZAR860 million in cash by the Aquarius Group on the 29th October 2004.

The transaction has two key components, the first of which is complete.

27. ISSUED CAPITAL (continued)

The first step saw the BEE consortium, led by Savannah Resources (Pty) Limited (Savcon), subscribe for a 29.5% shareholding in the enlarged share capital of AQPSA as follows:

- Savcon were issued with 400 shares in AQPSA for cash of $38,192,616 (ZAR234,544,678) and shareholder loans of $97,439,401 (ZAR598,385,104). The terms and conditions of the loans are as follows:

  I. a loan of ZAR498,385,104 that is unsecured, subordinated to AQPSA's third party debt, is interest free, has no fixed terms of repayment and ranks pari passu with the other shareholder loans; and

  II. a loan of ZAR100,000,000 that is unsecured, subordinated to AQPSA's third party debt, bears interest at a rate of 12.745% per annum, has no fixed terms of repayment and ranks pari passu with the other shareholder loans.

- Aquarius also agreed to sell 13 AQPSA shares to Savcon for $4,445,028 (ZAR27,070,218).

Concurrently Impala Platinum Holdings Limited (Impala) acquired an additional holding in AQPSA from Aquarius to increase their shareholding to 20% in AQPSA following the dilution resulting from the issue of the new shares in AQPSA to the BEE consortium. Aquarius agreed to sell 30 AQPSA shares to Impala for $11,471,938 (ZAR71,500,000). This was settled by the cession of ZAR71,500,000 of interest bearing loan account to Aquarius.

At this time, the shareholdings in AQPSA are as follows:

- 50.5% interest by Aquarius;
- 29.5% by Savcon; and
- 20% held by Implats.

The second step of the transaction will in time and subject to the conditions detailed in the notice of meeting to shareholders dated 17th September 2004, see Savcon sell its 29.5% holding in AQPSA along with cession of all of their claims in respect of the above loans in exchange for 24,599,542 new Aquarius shares.

Following this exchange, Aquarius will hold 80% of AQPSA and Savcon constituent members will hold approximately 23% of the enlarged share capital of Aquarius.

If the final component of the transaction were not to proceed, the ownership structure of AQPSA as detailed above would remain unchanged.

Zimbabwe

The Company announced on 6 October 2004 that it had been made aware that the Government of Zimbabwe's Ministry of Mines has released proposed draft regulations for the discussion with the industry that include proposed indigenous ownership levels for mines in Zimbabwe. These proposals include 20% indigenous ownership within 2 years, 25% indigenous ownership within 7 years and 30% indigenous ownership within 10 years of the approval of the regulations. Subsequent to this announcement the Government revised the draft regulations proposing up to 50% indigenous ownership. The Company as well as the Chamber of Mines in Zimbabwe has made representations to the Government with a view to arriving at mutually acceptable indigenous ownership levels. No decision has been reached to date. The Company, subject to funding availability, views the proposals as achievable.

	2006 $'000	2005 $'000
28. RESERVES		
Share premium reserve	**143,621**	136,669
Foreign exchange reserve	**(6,476)**	7,469
Equity benefits reserve	**(56)**	(2,928)
Equity reserve	**10,564**	10,564
	147,653	151,774

Movement in reserves:

a) Share premium reserve

Balance at beginning of year	**136,669**	136,669
Premium on common shares issued on exercise of share options	**6,952**	-
Balance at end of year	**143,621**	136,669

The share premium reserve is used to record the premium arising on the issue of shares calculated as the difference between the issue price and the par value of $0.15 per share.

b) Foreign currency translation reserve

Balance at beginning of year	**7,469**	13,077
Gain/(loss) on translation of foreign subsidiaries	**(13,945)**	(5,608)
Balance at end of year	**(6,476)**	7,469

The foreign currency translation reserve is used to record currency differences arising from the translation of the financial statements of foreign operations.

c) Equity benefits reserve

Balance at beginning of year	**(2,928)**	(4,627)
Value of equity benefits granted to employees	**252**	-
Repayment of employee share plan loans	**2,620**	1,699
Balance at end of year	**(56)**	(2,928)

The equity benefits reserve is used to record the value of equity benefits granted to employees and the value of shares reserved under the share plan.

(d) Equity reserve

Balance at beginning of year	**10,564**	-
Deferred equity settlement	**-**	10,564
Balance at end of year	**10,564**	10,564

The equity reserve is used to record gains and losses associated with transactions with minority shareholders where the Group maintains control of the subsidiary.

	2006 $'000	2005 $'000
29. RETAINED EARNINGS		
Balance at beginning of the year	**78,801**	62,816
Final dividend paid	**(4,146)**	(2,482)
Interim dividend paid	**(5,031)**	(2,483)
Net profit for the year	**85,630**	20,950
Balance at end of year	**155,254**	78,801

30. MINORITY INTEREST

Reconciliation of outside equity interests in subsidiaries:

	2006 $'000	2005 $'000
Balance at beginning of the year	**32,573**	9,222
Share in post acquisition equity movements of AQPSA	**45,705**	23,351
Balance at end of year	**78,278**	32,573
Minority interest comprises:		
Issued capital	**-**	-
Reserves	**8,302**	17,969
Retained earnings	**69,976**	14,604
	78,278	32,573

Minority interest relates to a 49.5% (2005: 49.5%) interest in AQPSA and its subsidiaries.

31. CONTINGENT LIABILITIES

AQPSA resiled from the mining contract with Moolman Mining during December 2005 on the basis of a misrepresentation on the part of Moolman Mining when the mining contract was originally concluded. This misrepresentation became apparent to AQPSA after the audit, conducted by KPMG during October 2005, into the rise and fall formula applied in the mining contract.

In the notice of rescission, AQPSA advised Moolman Mining that AQPSA would institute a damages claim in an amount of ZAR963,775,098. This was served on Grinaker LTA on 18 April 2006. Moolman Mining has indicated their intent to defend the action by serving the applicable notice in law.

Moolman Mining initiated arbitration before AQPSA resiled from the mining contract. AQPSA launched an application to stay these proceedings. This application was served on Moolman Mining on 15 May 2006 with them having in return, served notice of their intention to oppose the same.

	2006 $'000	2005 $'000
32. EXPENDITURE COMMITMENTS		
a) Operating lease (non cancellable)		
Not later than 1 year	**68**	55
Later than 1 year but not later than 5 years	**137**	41
	205	96
b) Finance Lease commitments		
Not later than 1 year	**2,450**	15
Later than 1 year but not later than 5 years	**2,955**	31
Total minimum, lease payments	**5,405**	46
less future finance charges	**(329)**	(4)
Present value of minimum lease payments	**5,076**	42
Disclosed in the consolidated accounts as:		
Current interest bearing liability (Note 25)	**29**	12
Non-current interest bearing liability (Note 22)	**5,047**	30
	5,076	42
c) Capital expenditure (non cancellable)	**70,364**	132,447

These commitments represent contractual commitments relating to development activities at Everest, Marikana and Kroondal and include AQPSA's share of capital expenditure associated with the capital development of those mines.

d) Other commitments

Precious metal claims held under Deed of Transfer of Claim Licences (8/98) are subject to the payment to a third party of one US Dollar per metric tonne of platinum Group metals ore removed from the claim areas that in the purchaser's sole discretion is suitable for economic processing by the purchaser.

33. SHARE BASED PAYMENT PLANS

Directors' and Employees' Share and Option Plans

Aquarius has a Share Plan and an Option Plan ("Plans") for directors and employees. The Remuneration Committee administers the Company's Plans, which were established pursuant to a resolution passed at the Annual General Meeting of Aquarius held on 3 December 2001. Participation in the Plans will be at the discretion of the remuneration committee, having regard to:

a) the seniority of the participant and the position the participant occupies with the Company or subsidiary;
b) the length of service of the participant with the Company or subsidiary;
c) the record of employment of the participant with the Company or subsidiary;
d) the potential contribution of the participant to the growth and profitability of the Company or subsidiary; and
e) any other matters which the committee considers relevant.

35. SHARE BASED PAYMENT PLANS (continued)

Option Plan

Options granted under the Option Plan may not be transferred without written approval from the Board of Directors. Each option entitles the holder to one fully paid common share, which ranks equally in all respects with other shares on issue. The option exercise price approximates the fair value of the shares at the date of offer, being the average of the last sold prices on the LSE in the five dealing days prior to the offer date. No person entitled to exercise options has any right by virtue of the option to participate in any share issue of the Company or any related body corporate. Information with respect to the number of options granted under the Option Plan is as follows:

	Number of Options				
Options	**Balance at beginning of year**	**Granted**	**Forfeited**	**Exercised**	**Balance at end of year**
Exercise price of £2.50, granted 24 October 2001, expiring 24 October 2011 (a) (i)	1,615,000	–	–	1,516,000 (iv)	99,000
Exercise price of £3.32, granted 21 November 2003, expiring 21 November 2013 (a) (i)	380,000	–	–	78,333 (v)	301,667
Exercise price of £2.54, granted 11 June 2004, expiring 11 June 2011 (a) (ii)	1,093,967	–	–	–	1,093,967
Exercise price of £2.54, granted 11 October 2004, expiring 11 October 2011 (a) (ii)	209,865	–	–	–	209,865
Exercise price of £2.92, granted 20 October 2004, expiring 20 October 2011 (a) (iii)	495,794	–	16,189	–	479,605
Exercise price of £3.32, granted 2 August 2005, expiring 2 August 2012 (b) (ii)	–	78,965 (vi)	–	–	78,965
Exercise price of £7.01, granted 26 May 2006, expiring 26 May 2013 (b) (ii)	–	80,036 (vii)	–	–	80,036
Total	3,794,626	159,001	16,189	1,594,333	2,343,105
Options Exercisable	1,741,667				300,111

(a) Options vested on grant date

(b) Options vested in accordance with Note (ii) below.

(i) Options granted under the Option Plan are exercisable on the following terms:

a) After 12 months have lapsed from the acceptance date, in respect of not more than one-third of the total number of those options;

b) After 24 months have lapsed from the acceptance date, in respect of not more than two-thirds of the total number of those options; and

c) After 36 months have lapsed from the acceptance date, in respect of the balance of those options.

(ii) Options granted under the Option Plan are exercisable on the following terms:

a) After 36 months have lapsed from the acceptance date, in respect of not more than one-third of the total number of those options;

b) After 48 months have lapsed from the acceptance date, in respect of not more than two-thirds of the total number of those options; and

c) After 60 months have lapsed from the acceptance date, in respect of the balance of those options.

(iii) Options granted under the Option Plan are exercisable on the following terms:

a) After 30 months have lapsed from the date of grant, in respect of not more than one-third of the total number of those options;

33. SHARE BASED PAYMENT PLANS (continued)

b) After 42 months have lapsed from the date of grant, in respect of not more than two-thirds of the total number of those options; and

c) After 54 months have lapsed from the date of grant, in respect of the balance of those options.

(iv) The weighted average share price at the date of exercise for the options exercised is £7.05

(v) The weighted average share price at the date of exercise for the options exercised is £8.03

(vi) Options granted have been valued at £1.09 per option using a Black & Scholes option-pricing model which utilised the following variables: option exercise price – £3.32, dividend yield – 1.1%, expected volatility of share price – 38%, risk free rate – 4.33% and the time to maturity of the option – 7 years.

(vii) Options granted have been valued at £3.67 per option using a Black & Scholes option-pricing model which utilised the following variables: option exercise price – £7.01, dividend yield – 0.91%, expected volatility of share price – 42%, risk free rate – 4.65% and the time to maturity of the option – 7 years.

Share Plan

Shares issued under the Share Plan may not be transferred without written approval from the Board of Directors. The shares are unlisted and the Company retains control of the shares until they are exercised.

Shares are issued at fair value, which is determined as the average of the last sold prices on the LSE in the five dealing days prior to the offer date. The shares issued are common shares, which carry one vote per share without restriction and an entitlement to dividends. The purchase of shares is funded by an interest-free loan, which is repayable on or before five years after the shares have been issued. The amount repayable is the lesser of the issue price of the shares and the last sale price of the shares at the repayment date. Dividends payable on shares issued under the Share Plan are offset against the value of any loans receivable.

Information with respect to the number of shares granted under the employee Share Plan is as follows:

	2006		2005	
Shares	**Number of shares**	**Weighted average exercise price**	**Number of shares**	**Weighted average exercise price**
Balance at beginning of year	630,000	£2.64	1,005,000	£2.59
– granted	–	–	–	–
– forfeited	–	–	–	–
– exercised	(580,000)	£2.58	(375,000)	£2.50
Balance at end of year	50,000	£3.43	630,000	£2.64
Exercisable at beginning of year	630,000	£2.65	495,002	£2.63
Exercisable at end of year	50,000	£3.43	630,000	£2.65

Further information on the terms and conditions of the Share and Option Plans are available on request.

Pensions and Other Post Employment Benefit Plans

Employer entities within the Group participate in defined contribution pension plans for eligible employees in accordance with the applicable laws in their country of domicile. Contributions made by the Group ranged from 8% to 20% of the employees' base salary.

	2006 $'000	2005 $'000
34. RELATED PARTY DISCLOSURES		
Compensation of Directors and key management personnel of the Group:		
Compensation of Directors:		
Short term benefits	**1,983**	1597
Post employment pension benefits	**34**	–
Share based payments	**–**	–
	2,017	1,597
Compensation of key executives:		
Short term benefits	**1,356**	1,429
Post employment pension benefits	**164**	115
Share based payments	**–**	–
	1,520	1,544
Total remuneration of Directors and executives of the Company in respect of the financial year	**3,537**	3,141

Mr S.A. Murray is entitled to:

- 209,865 options exercisable at £2.54 per share expiring 11 October 2011. The options vest in three even tranches on 11 June 2007, 11 June 2008 and 11 June 2009. These have been valued at £1.17 using a Black & Scholes option-pricing model, which utilised the following variables: option exercise price – £2.54, dividend yield – 1.1%, expected volatility of share price – 38%, risk free rate – 4.81% and the time to maturity of the option – 7 years. The remaining contractual life for the options outstanding is 5.3 years.

- 625,000 options exercisable at £2.50 per share up to 24 October 2011. The options vest evenly on 24 October 2002, 24 October 2003 and 24 October 2004. These have been valued at £1.66 per option using a Black & Scholes option-pricing model which utilised the following variables: option exercise price – £2.50, dividend yield – 1.1%, expected volatility of share price – 61%, risk free rate – 4.73% and the time to maturity of the option – 7 years. During the year the options were exercised, total consideration received by the Group was £1,562,500.

The Top 5 Executives are entitled to:

- 671,396 options exercisable at £2.54 per share up to 11 June 2011. The options vest evenly on 11 June 2007, 11 June 2008 and 11 June 2009. These have been valued at £1.17 per option using a Black & Scholes option-pricing model which utilised the following variables: option exercise price – £2.54, dividend yield – 1.1%, expected volatility of share price – 38%, risk free rate – 4.81% and the time to maturity of the option – 7 years. The remaining contractual life for the options outstanding is 5.0 years.

- 224,926 options exercisable at £2.92 per share up to 20 October 2011. The options vest evenly on 20 October 2007, 20 October 2008 and 20 October 2009. These have been valued at £1.43 per option using a Black & Scholes option-pricing model which utilised the following variables: option exercise price – £2.50, dividend yield – 1.1%, expected volatility of share price – 61%, risk free rate – 4.73% and the time to maturity of the option – 7 years. The remaining contractual life for the options outstanding is 5.3 years.

34. RELATED PARTY DISCLOSURES (continued)

Controlled Entities

a) Subsidiary Companies

Details of subsidiary companies are as follows:

Name	Country of Incorporation	% Equity Interest 2006	% Equity Interest 2005
Aquarius Platinum (Australia) Limited	Australia	100%	100%
Aquarius Platinum Corporate Services Pty Ltd	Australia	100%	100%
Aquarius Platinum (South Africa) (Pty) Ltd	South Africa	50.5%	50.5%
Kroondal Platinum Mines Limited	South Africa	100%	100%
Malfeb (Pty) Ltd	South Africa	100%	100%
Magaliesburg Properties (Pty) Limited	South Africa	50.5%	50.5%
Aquarius Platinum (SA) Corporate Services (Proprietary) Limited	South Africa	100%	100%
TKO Investment Holdings Ltd	South Africa	50.5%	50.5%
TKO Farming Enterprises (Pty) Limited	South Africa	50.5%	50.5%
TKO Properties (Pty) Limited	South Africa	50.5%	50.5%
Natal Kiwi Orchards (Pty) Limited	South Africa	50.5%	50.5%
SA Kiwifruit Industries (Pty) Limited	South Africa	50.5%	50.5%

b) Jointly Controlled Entities

Details of jointly controlled entities are as follows:

ZCE Platinum Limited	Mauritius	50%	50%
Zimasco Platinum Holdings (Private) Limited	Zimbabwe	50%	50%
Mimosa Mining Company (Private) Limited	Zimbabwe	50%	50%

c) Transactions within the Group

During the financial year, unsecured loan advances were made by subsidiaries within the Group and between subsidiaries and the parent entity. Certain such loans carried a discounted rate of interest. Intra-entity loan balances have been eliminated in the financial statements of the Group.

35. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

Exposure to foreign currency, interest rate, commodity price and credit risk arises in the normal course of the Group's business. No derivative financial instruments are used to reduce the exposure to fluctuations in foreign exchange rates, interest rates and movements in the metal prices.

The carrying amount of recognised financial instruments approximates their net fair value.

Interest rate risk

The Group's exposure to changes in interest rates relates primarily to long-term debt obligations with loans that are subject to floating interest rates. This includes exposure to interest rate cash flow risk as a change in the interest rate will not result in a corresponding change in the borrowings fair value.

Foreign currency risk

The Group is exposed to foreign exchange movements on its net investment in foreign subsidiaries and on assets and liabilities held in foreign currencies. As a result, movements in exchange rates can affect the Group's balance sheet significantly.

The Group also has transactional foreign exchange exposures. Sale of PGM concentrate by AQPSA and Mimosa is priced in USD based on the average market price of the month ruling three months after the month of delivery.

35. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Credit risk

Credit risk arising from the inability of a counterparty to meet its obligations under the terms of a contract with the Group relates mainly to trade receivables which are settled three months after the month of delivery. The Group's maximum exposure to credit risk in the event the counterparty fails to perform its obligations as at 30 June 2006 is the carrying amount of trade receivables in the balance sheet. The Group believes that such risk, however, is minimal in view of the credit worthiness of the counterparty.

The Group's maximum exposure to credit risk at 30 June 2006 in relation to each class of recognised financial assets is the carrying amount of these assets as indicated in the balance sheet.

Liquidity risk

At year end, twenty eight percent of all of the long and short-term borrowings were due to mature within five years. Short-term flexibility is achieved by re-negotiating the repayment terms of existing borrowings and by having loans which are interest free with no fixed terms of repayment and which make up more than seventy percent of the outstanding borrowings balance.

Commodity price risk

The Group is exposed to price risk as a result of changes in the market price of metals.

36. EVENTS AFTER BALANCE SHEET DATE

The Directors declared a dividend of $0.18 per share on 10 August 2006. There have been no other events after balance date.

37. AUDITOR'S REMUNERATION

	2006 $'000	**2005 $'000**
Amounts received or due and receivable by Ernst & Young for:		
- an audit or review of the financial report of the Company and any other entity in the Group	**206**	179
- other services in relation to the Company and any other entity in the Group	**68**	113
	274	292

The following information was reflected in the Company's registers and other records as at 6 September 2006.

DISTRIBUTION OF SHAREHOLDERS

	Ordinary Shares Number of Holders
1 - 1,000	3,213
1,001 - 5,000	755
5,001 - 10,000	199
10,001 - 100,000	192
100,001 - and over	119
Total	**4,398**

There were 22 holders of ordinary shares holding less than a marketable parcel.

SUBSTANTIAL SHAREHOLDERS

The following shareholders have a substantial shareholding in the Company:

Shareholder	Number of shares Fully paid shares	%
Impala Platinum Holdings Ltd	7,127,276	8.44
Nutraco Nominees Limited	5,252,250	6.22

Voting Rights

Only the shares carry voting rights, which upon a poll are one vote for each share held.

TWENTY LARGEST HOLDERS OF FULLY PAID SHARES

Shareholder	No. of shares	%
1 Impala Platinum Holdings Ltd.	7,127,276	8.44
2 Nutraco Nominees Limited	5,252,250	6.22
3 National Nominees Limited	3,305,989	3.91
4 The Bank of New York (Nominees) Limited	2,466,198	2.92
5 ANZ Nominees Limited (Cash Income A/C)	2,168,351	2.57
6 Vidacos Nominees Limited (FGN)	2,097,774	2.48
7 Chase Nominees Limited	2,000,945	2.37
8 HSBC Global Custody Nominee (UK) Limited (357206)	1,990,715	2.36
9 Vidacos Nominees Limited (5437)	1,719,854	2.04
10 J P Morgan Nominees Australia Limited	1,707,635	2.02
11 State Street Nominees Limited (4545)	1,530,132	1.81
12 BNY (OCS) Nominees Limited	1,425,808	1.69
13 State Street Nominees Limited (OM02)	1,374,415	1.63
14 Vidacos Nominees Limited (SL080)	1,290,567	1.53
15 Vidacos Nominees Limited (SL032)	1,207,847	1.43
16 Prudential Client HSBC GIS Nominee (UK) Limited (PAC)	1,157,646	1.37
17 Vidacos Nominees Limited (5435)	1,131,459	1.34
18 Chase Nominees Limited (BGILIFEL)	1,098,250	1.30
19 HSBC Global Custody Nominee (UK) Limited (981685)	1,079,491	1.28
20 Roy Nominees Limited (575002)	1,009,036	1.19
Top 20 Shareholders	**42,141,638**	**49.88**
Other Shareholders	**42,348,259**	**50.12**
Total	**84,489,891**	**100.00**

CORPORATE AND GENERAL INFORMATION

INCORPORATION AND GENERAL INFORMATION

The Company was incorporated in Bermuda as an exempted Company and is subject to Bermudian law.

In Australia, the Company is registered as a foreign Company under the Australian Corporations Act (registration no. ARBN 087 577 893). It is not subject to Chapter 6 of the Australian Corporations Act dealing with the acquisition of shares (including substantial shareholdings and takeovers). However, the Company has inserted into its Bye-laws some restrictions on the ability to acquire shares in the Company. These sections of the Bye-laws reflect the restrictions on acquisitions of shares contained in Parts 6.1 and 6.2 of the Australian Corporations Act. The Company has undertaken to comply with the Listing Rules of the ASX.

Bermuda law does not impose any limitation on the acquisition of securities in the Company.

CORPORATE INFORMATION

The consolidated financial statements for Aquarius for the year ended 30 June 2006 were authorised for issue in accordance with a resolution of the directors on 28 September 2006. Aquarius is a limited Company incorporated and registered as an "exempted company" in Bermuda. As an "exempted company", Aquarius is authorised to carry on business outside Bermuda but may not (except in certain circumstances) carry on business within Bermuda.

The consolidated financial statements have been presented using United States Dollars as the reporting and measurement currency. The USD is traded at par with the Bermuda Dollar and accepted as the currency of Bermuda's main industries.

The registered office of Aquarius is located at Clarendon House, 2 Church Street, Hamilton, Bermuda.

During the year, the principal activities of the Aquarius Group, which comprises Aquarius and its consolidated subsidiaries, were exploration, development and the acquisition of PGM projects, and the mining of PGMs.

The Group predominantly operates in two countries and employed 55 employees as at 30 June 2006 (2005:40)

GLOSSARY OF TERMS

AQUARIUS PLATINUM LIMITED

The following definitions apply throughout this annual report:

A$ or AUD	Australian Dollar
Aquarius	Aquarius Platinum Limited, the parent entity, a Company incorporated in Bermuda with registration number EC 26290
APS	Aquarius Platinum Corporate Services (Pty) Ltd
AQPSA	Aquarius Platinum (South Africa) (Proprietary) Limited (registration number 2000/000341/07), a Company incorporated in the Republic of South Africa and a controlled entity of Aquarius
AQS	Aquarius Platinum (Australia) Limited (A.B.N. 007 870 699), a Company incorporated in Australia and a wholly owned subsidiary of Aquarius
ASX	Australian Stock Exchange
DIFR	Disabling Injury Frequency Rate – being the number of lost time injuries expressed as a rate per 1,000,000 man-hours worked
DIIR	Disabling Injury Incidence Rate – being the number of lost time injuries expressed as a rate per 200,000 man-hours worked
Everest	Everest Platinum Mines
GBP	Great British Pound
Great Dyke Reef	A PGE bearing layer within the Great Dyke Complex in Zimbabwe
g/t	Grams per tonne, measurement unit of grade (1g/t = 1 part per million)
Implats	Impala Platinum Holdings Limited (registration number 1957/001979/06), a Company incorporated in the Republic of South Africa
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
JSE	JSE Limited
KPM	Kroondal Platinum Mines Limited (registration number 77/02213/06), a Company incorporated in the Republic of South Africa and a controlled entity of Aquarius
Kroondal	Kroondal Platinum Mine or P&SA 1 at Kroondal
LHD	Load Haul Dump machine
LSE	London Stock Exchange
Marikana	Marikana Platinum Mine or P&SA2 at Marikana
MIL	Mimosa Investments Limited (registration number 26645/6593), a Company incorporated in the Republic of Mauritius and a jointly controlled entity of Aquarius and Implats (formerly known as ZCE Platinum Limited)

GLOSSARY OF TERMS

NOSA	National Occupational Safety Association
PGE(s) (6E)	Platinum Group Elements plus Gold. Five metallic elements commonly found together which constitute the platinoids (excluding Os (osmium)). These are Pt (platinum), Pd (palladium), Rh (rhodium), Ru (ruthenium), Ir (iridium) plus Au (gold)
PGM	Platinum group metals comprising mainly platinum, palladium, rhodium and gold
PGM(s) (4E)	Platinum group elements plus gold. Aquarius reports the PGMs as comprising platinum, palladium, rhodium and gold, with platinum, palladium and rhodium being the most economic platinoids in the UG2 Reef
P&SA1	Pooling & Sharing Agreement between AQPSA and RPM Ltd at Kroondal
P&SA2	Pooling & Sharing Agreement between AQPSA and RPM Ltd at Marikana
RK1	Consortium comprising Aquarius Platinum (SA) (Corporate Services) (Pty) Limited (APS), GB Mining and Exploration (SA) (Pty) Limited (GB) and Sylvania South Africa (Pty) Limited (SLVSA)
ROM	Run of mine. The ore from mining which is fed into the concentrator plant. This is usually a mixture of UG2 ore and waste
RPM	Rustenburg Platinum Mine
Tonne	1 Metric tonne (1,000kg)
TKO	TKO Investment Holdings Limited, a Company incorporated in the Republic of South Africa and a controlled entity of AQPSA
UG2 Reef	A PGE bearing chromite layer within the Critical Zone of the Bushveld complex
USD or $	United States Dollar
ZAR or R	South African Rand
ZWD	Zimbabwe Dollar

CORPORATE DIRECTORY

Exempt Company Number

EC 26290

(Incorporated in Bermuda)

Registered Office

Clarendon House
2 Church Street
Hamilton
Bermuda

Board of Directors

Nicholas Sibley
Stuart Murray
David Dix
Timothy Freshwater
Edward Haslam
Sir William Purves
Patrick Quirk
Zwelakhe Sisulu

Company Secretary

Willi Boehm

Stock Exchange Listings

Aquarius Platinum Limited is listed on the Australian Stock Exchange (AQP.AX), the London Stock Exchange (AQP.L) and the JSE Limited (AQP.SJ).

Share Registers

Australia

Computershare Investor Services Pty Limited
Level 2, Reserve Bank Building
45 St Georges Terrace
Perth, Western Australia 6000
Telephone: +61 8 9323 2000
Facsimile: +61 8 9323 2033

United Kingdom

Computershare Investor Services Plc
The Pavilions
Bridgewater Road
Bedminster Down
Bristol BS99 7NH
Telephone: +44 870 702 0002
Facsimile: +44 870 703 6119

South Africa

Computershare Investor Services 2004 (Pty) Limited
8th Floor
70 Marshall Street
Johannesburg, 2001
South Africa
Telephone: +27 11 370 5000
Facsimile: +27 11 688 7707

Internet Address

www.aquariusplatinum.com
info@aquariusplatinum.com

Russell and Associates 489/06

AQUARIUS
PLATINUM LIMITED

www.aquariusplatinum.com